# Semiannual Report

JUNE 30, 2006

Asset Strategy Portfolio

Balanced Portfolio

Bond Portfolio

Core Equity Portfolio

Dividend Income Portfolio

Energy Portfolio

Global Natural Resources Portfolio

Growth Portfolio

High Income Portfolio

International Growth Portfolio

International Value Portfolio

Limited-Term Bond Portfolio

Micro Cap Growth Portfolio

Mid Cap Growth Portfolio

Money Market Portfolio

Mortgage Securities Portfolio

Real Estate Securities Portfolio

Science and Technology Portfolio

Small Cap Growth Portfolio

Small Cap Value Portfolio

Value Portfolio



W&R
TARGET FUNDS
*Waddell & Reed*

# CONTENTS

# President's Letter

*June 30, 2006*



## DEAR SHAREHOLDER:

Enclosed is our report on your Portfolio's operations for the six months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 2.71 percent over the period, led by value stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 10.16 percent, led primarily by Asian stocks.

Tighter central bank monetary policies around the world resulted in a weak bond market since December. The Citigroup Broad Investment Grade Index fell 0.78 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

### A change in climate

Overall, the investing climate changed substantially late in the period, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases.** A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand.** Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs, thanks to growing demand in China, India and elsewhere, appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market.** While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

## Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the W&R Target Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

## Actual Expenses

The first line in the following tables provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second line of the following tables provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

## Asset Strategy Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,157.20 | 1.02% | $5.50 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.72 | 1.02% | $5.15 |

## Balanced Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,038.90 | 1.01% | $5.10 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.76 | 1.01% | $5.05 |

## Bond Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $ 996.10 | 0.86% | $4.19 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,020.55 | 0.86% | $4.24 |

## Core Equity Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,090.50 | 1.01% | $5.23 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.80 | 1.01% | $5.05 |

## Dividend Income Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,086.90 | 1.08% | $5.63 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.43 | 1.08% | $5.45 |

## Energy Portfolio Expenses

| For the Period Ended June 30, 2006 | Beginning Investment Value 5-1-06 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1]** . . . . . | $1,000 | $ 950.60 | 0.74% | $ 1.17 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,021.13 | 0.74% | $ 3.74 |

See footnotes on page 9.

## Global Natural Resources Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,199.50 | 1.60% | $8.69 |
| Based on 5% Return[2] | $1,000 | $1,016.86 | 1.60% | $7.97 |

## Growth Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,008.70 | 0.99% | $4.92 |
| Based on 5% Return[2] | $1,000 | $1,019.88 | 0.99% | $4.95 |

## High Income Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,035.40 | 0.95% | $4.78 |
| Based on 5% Return[2] | $1,000 | $1,020.10 | 0.95% | $4.75 |

## International Growth Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,067.50 | 1.22% | $6.20 |
| Based on 5% Return[2] | $1,000 | $1,018.76 | 1.22% | $6.06 |

## International Value Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,102.80 | 1.18% | $6.20 |
| Based on 5% Return[2] | $1,000 | $1,018.92 | 1.18% | $5.96 |

## Limited-Term Bond Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] | $1,000 | $1,005.80 | 0.87% | $4.31 |
| Based on 5% Return[2] | $1,000 | $1,020.49 | 0.87% | $4.34 |

See footnotes on page 9.

## Micro Cap Growth Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,019.30 | 1.33% | $6.66 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,018.20 | 1.33% | $6.66 |

## Mid Cap Growth Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,024.20 | 0.55% | $2.73 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,022.07 | 0.55% | $2.73 |

## Money Market Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,019.00 | 0.78% | $3.94 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,020.91 | 0.78% | $3.94 |

## Mortgage Securities Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $ 999.80 | 1.01% | $5.00 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.78 | 1.01% | $5.05 |

## Real Estate Securities Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,120.50 | 1.35% | $7.10 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,018.11 | 1.35% | $6.76 |

## Science and Technology Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,004.00 | 1.17% | $5.81 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,018.99 | 1.17% | $5.86 |

See footnotes on page 9.

## Small Cap Growth Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,020.10 | 1.16% | $5.86 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.02 | 1.16% | $5.86 |

## Small Cap Value Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,056.70 | 1.18% | $6.07 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,018.93 | 1.18% | $5.96 |

## Value Portfolio Expenses

| For the Six Months Ended June 30, 2006 | Beginning Investment Value 12-31-05 | Ending Investment Value 6-30-06 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| Based on Actual Portfolio Return[1] . . . . . . | $1,000 | $1,028.30 | 1.02% | $5.17 |
| Based on 5% Return[2] . . . . . . . . . . . . . . | $1,000 | $1,019.73 | 1.02% | $5.15 |

 *Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average investment value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

**The Portfolio commenced operations on May 1, 2006. The calculations are based on 61 days in the period ended June 30, 2006.

(1)This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Investment Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This line uses a hypothetical 5% return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only.

## SHAREHOLDER SUMMARY OF ASSET STRATEGY PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Asset Strategy Portfolio had net assets totaling $530,505,818 invested in a diversified portfolio of:

| | |
|---|---|
| 35.89% | Foreign Common Stocks |
| 25.79% | Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts |
| 23.79% | Domestic Common Stocks |
| 5.51% | Bullion |
| 3.87% | Other Government Securities |
| 2.74% | Foreign Corporate Debt Securities |
| 1.54% | U.S. Government Agency Obligations |
| 0.87% | Domestic Corporate Debt Securities |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio was invested by industry and by geographic region, respectively, as follows:



| | |
|---|---|
| Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts | $25.79 |
| Raw Materials Stocks | $13.27 |
| Financial Services Stocks | $12.50 |
| Energy Stocks | $ 5.93 |
| Bullion | $ 5.51 |
| Business Equipment and Services Stocks | $ 5.49 |
| Miscellaneous Stocks | $ 5.09 |
| Utilities Stocks | $ 4.65 |
| Other Government Securities | $ 3.87 |
| Technology Stocks | $ 3.87 |
| Capital Goods Stocks | $ 3.86 |
| Transportation Stocks | $ 2.87 |
| Foreign Corporate Debt Securities | $ 2.74 |
| Multi-Industry Stocks | $ 2.15 |
| U.S. Government Agency Obligations | $ 1.54 |
| Domestic Corporate Debt Securities | $ 0.87 |



| | | |
|---|---|---|
| ■ | United States . . . . . . . . . . . . . . . . . . . . . . . | $26.20 |
| ■ | Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts . . . . . . . . . . . . . . . | $25.79 |
| ■ | Other Pacific Basin . . . . . . . . . . . . . . . . . . | $ 8.50 |
| ■ | Other Europe . . . . . . . . . . . . . . . . . . . . . . . | $ 8.13 |
| ■ | Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.85 |
| ■ | China . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.98 |
| □ | Japan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.91 |
| ■ | Bullion . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.51 |
| ■ | United Kingdom . . . . . . . . . . . . . . . . . . . . . | $ 3.94 |
| ■ | Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.63 |
| □ | South America . . . . . . . . . . . . . . . . . . . . . . . | $ 1.56 |

# The Investments of Asset Strategy Portfolio

June 30, 2006 *(Unaudited)*

| BULLION – 5.51% | Troy Ounces | Value |
|---|---|---|
| Gold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47,482 | $ 29,256,119 |
| (Cost: $26,648,124) | | |

| COMMON STOCKS | Shares | |
|---|---|---|
| **Air Transportation – 0.64%** | | |
| Air China Limited, H Shares (A)* . . . . . . . . . . . . . . . . . . . | 8,172,000 | 3,419,775 |
| **Aircraft – 2.15%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . | 115,799 | 9,485,096 |
| United Technologies Corporation. . . . . . . . . . . . . . . . . . . | 30,203 | 1,915,474 |
| | | 11,400,570 |
| **Banks – 4.65%** | | |
| Bank of China Limited, H Shares (A)(B)*. . . . . . . . . . . . . | 15,500,000 | 7,035,203 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . | 566 | 7,913,317 |
| Kookmin Bank (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54,830 | 4,507,763 |
| PT Bank Rakyat Indonesia (A). . . . . . . . . . . . . . . . . . . . . | 1,122,500 | 496,842 |
| Standard Chartered PLC (A) . . . . . . . . . . . . . . . . . . . . . . | 193,088 | 4,713,208 |
| | | 24,666,333 |
| **Business Equipment and Services – 5.49%** | | |
| Dentsu Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 671 | 1,852,814 |
| Euronet Worldwide, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 112,666 | 4,292,575 |
| Headwaters Incorporated* . . . . . . . . . . . . . . . . . . . . . . . | 76,512 | 1,955,647 |
| Jacobs Engineering Group Inc.* . . . . . . . . . . . . . . . . . . . | 65,224 | 5,194,439 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 48,100 | 960,403 |
| Mitsui & Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 167,000 | 2,358,196 |
| NYSE Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 182,621 | 12,505,886 |
| | | 29,119,960 |
| **Capital Equipment – 2.39%** | | |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 65,796 | 4,900,486 |
| China Shenhua Energy Company Limited, | | |
| H Shares (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,061,000 | 5,655,891 |
| SMC Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 2,122,073 |
| | | 12,678,450 |
| **Chemicals – Specialty – 0.41%** | | |
| Air Products and Chemicals, Inc.  . . . . . . . . . . . . . . . . . . | 33,879 | 2,165,546 |
| **Electronic Components – 1.72%** | | |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . . | 14,366 | 9,130,643 |
| **Finance Companies – 1.50%** | | |
| Rio Tinto plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 149,995 | 7,930,094 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Gold and Precious Metals – 5.44%** | | |
| Agnico-Eagle Mines Limited . . . . . . . . . . . . . . . . . . . . . . | 273,246 | $   9,038,978 |
| Barrick Gold Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 387,570 | 11,472,072 |
| Open Joint Stock Company "Mining and Metallurgical | | |
|     Company Norilsk Nickel", ADR. . . . . . . . . . . . . . . . . | 32,715 | 4,244,771 |
| Pan American Silver Corp.* . . . . . . . . . . . . . . . . . . . . . . . | 228,159 | 4,106,862 |
| | | 28,862,683 |
| **Health Care – Drugs – 0.94%** | | |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84,602 | 5,005,900 |
| **Insurance – Life – 2.05%** | | |
| China Life Insurance Company Limited, H Shares (A)* . . | 6,878,000 | 10,848,860 |
| **Mining – 6.45%** | | |
| Alumina Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 849,780 | 4,262,445 |
| BHP Billiton Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 283,046 | 6,099,631 |
| Cameco Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 71,390 | 2,843,961 |
| Falconbridge Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 67,168 | 3,538,008 |
| Inco Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81,360 | 5,361,624 |
| Newmont Mining Corporation . . . . . . . . . . . . . . . . . . . . . | 229,076 | 12,124,993 |
| | | 34,230,662 |
| **Motor Vehicles – 1.81%** | | |
| Toyota Motor Corporation (A). . . . . . . . . . . . . . . . . . . . . . | 183,200 | 9,589,025 |
| **Multiple Industry – 3.65%** | | |
| Hutchison Whampoa Limited, Ordinary Shares (A) . . . . . | 315,000 | 2,875,694 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 102,155 | 7,953,788 |
| streetTRACKS Gold Trust*. . . . . . . . . . . . . . . . . . . . . . . . | 81,800 | 5,007,796 |
| Sumitomo Mitsui Financial Group, Inc. (A)(B)* . . . . . . . . . | 335 | 3,542,031 |
| | | 19,379,309 |
| **Non-Residential Construction – 1.47%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54,186 | 5,035,505 |
| Hyundai Heavy Industries Co., Ltd. (A)* . . . . . . . . . . . . . . | 24,440 | 2,743,462 |
| | | 7,778,967 |
| **Petroleum – International – 1.86%** | | |
| China Petroleum & Chemical Corporation, | | |
|     H Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,636,000 | 4,375,340 |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,055 | 2,500,576 |
| PetroChina Company Limited, H Shares (A)(B) . . . . . . . . | 2,800,000 | 2,992,416 |
| | | 9,868,332 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Petroleum – Services – 4.07%** | | |
| Baker Hughes Incorporated. . . . . . . . . . . . . . . . . . . . . . | 72,064 | $ 5,898,439 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . | 76,052 | 4,951,746 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 65,209 | 5,237,587 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . | 110,710 | 5,493,430 |
| | | 21,581,202 |
| **Railroad – 1.33%** | | |
| Central Japan Railway Company (A). . . . . . . . . . . . . . . | 211 | 2,101,887 |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . . . . . . | 53,504 | 4,973,732 |
| | | 7,075,619 |
| **Real Estate Investment Trust – 0.84%** | | |
| Hongkong Land Holdings Limited . . . . . . . . . . . . . . . . . | 566,000 | 2,071,560 |
| Keppel Land Limited (A)*. . . . . . . . . . . . . . . . . . . . . . . | 570,000 | 1,454,844 |
| Sumitomo Realty & Development Co., Ltd. (A) . . . . . . . . | 37,000 | 911,744 |
| | | 4,438,148 |
| **Security and Commodity Brokers – 4.30%** | | |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . . . | 36,961 | 18,153,395 |
| Legg Mason, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46,746 | 4,652,162 |
| | | 22,805,557 |
| **Steel – 0.97%** | | |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . . . | 214,812 | 5,164,080 |
| **Trucking and Shipping – 0.90%** | | |
| United Parcel Service, Inc., Class B . . . . . . . . . . . . . . . | 58,114 | 4,784,526 |
| **Utilities – Electric – 2.24%** | | |
| Veolia Environment (A)*. . . . . . . . . . . . . . . . . . . . . . . . | 229,715 | 11,873,148 |
| **Utilities – Gas and Pipeline – 0.75%** | | |
| Open Joint Stock Company Gazprom, ADR* . . . . . . . . . . | 95,146 | 4,000,889 |
| **Utilities – Telephone – 1.66%** | | |
| China Mobile (Hong Kong) Limited (A) . . . . . . . . . . . . . . | 1,288,000 | 7,363,506 |
| Open Joint Stock Company | | |
|    "Vimpel-Communications", ADR*. . . . . . . . . . . . . . . . | 31,186 | 1,428,943 |
| | | 8,792,449 |
| **TOTAL COMMON STOCKS – 59.68%** | | **$316,590,727** |

(Cost: $240,856,805)

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

June 30, 2006

(Unaudited)

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Banks – 0.19%** | | |
| Norilsk Nickel Finance Luxembourg S.A., | | |
|    7.125%, 9–30–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | **$ 994,900** |
| | | |
| **Beverages – 0.34%** | | |
| Central European Distribution Corporation, | | |
|    8.0%, 7–25–12 (B)(C). . . . . . . . . . . . . . . . . . . . . . . . . | EUR 900 | 1,236,100 |
| Companhia Brasileira de Bebidas, | | |
|    10.5%, 12–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | 581,250 |
| | | **1,817,350** |
| **Construction Materials – 0.11%** | | |
| Interface, Inc., | | |
|    9.5%, 2–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | **567,875** |
| | | |
| **Finance Companies – 0.63%** | | |
| ALROSA Finance S.A., | | |
|    8.125%, 5–6–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 919,620 |
| Russian Standard Bank: | | |
|    7.5%, 10–7–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 559,500 |
|    7.5%, 10–7–10 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 326,375 |
| SLM Corporation, | | |
|    4.184%, 7–25–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 548,256 |
| Toyota Motor Credit Corporation, | | |
|    5.05%, 1–18–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 967,355 |
| | | **3,321,106** |
| **Food and Related – 0.35%** | | |
| Cosan S.A. Industria e Comercio, | | |
|    9.0%, 11–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | **1,872,000** |
| | | |
| **Forest and Paper Products – 0.09%** | | |
| Sino-Forest Corporation, | | |
|    9.125%, 8–17–11 (B) . . . . . . . . . . . . . . . . . . . . . . . . | 475 | **489,250** |
| | | |
| **Homebuilders, Mobile Homes – 0.11%** | | |
| Desarrolladora Homex, S.A. de C.V., | | |
|    7.5%, 9–28–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 627 | **589,380** |
| | | |
| **Hospital Supply and Management – 0.15%** | | |
| US Oncology Holdings, Inc., | | |
|    10.32%, 3–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | **765,000** |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

June 30, 2006      *(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mining – 0.32%** | | |
| Vedanta Resources plc, | | |
| 6.625%, 2–22–10 (B) . . . . . . . . . . . . . . . . . . . . . . . . . | $1,800 | $ 1,719,000 |
| **Motion Pictures – 0.13%** | | |
| Cinemark, Inc., | | |
| 0.0%, 3–15–14 (D) . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 697,500 |
| **Motor Vehicles – 0.20%** | | |
| Hyundai Motor Company, | | |
| 5.3%, 12–19–08 (B) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,080 | 1,056,890 |
| **Non-Residential Construction – 0.21%** | | |
| Odebrecht Overseas Ltd., | | |
| 11.5%, 2–25–09 (B) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,102,500 |
| **Railroad – 0.26%** | | |
| TFM, S.A. de C.V., | | |
| 12.5%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,270 | 1,400,175 |
| **Utilities – Electric – 0.13%** | | |
| Compania de Transporte de Energia Electrica en | | |
| Alta Tension Transener Sociedad Anonima, | | |
| 9.0%, 12–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 711 | 673,672 |
| **Utilities – Telephone – 0.39%** | | |
| Open Joint Stock Company Mobile TeleSystems, | | |
| 9.75%, 1–30–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,026,200 |
| Open Joint Stock Company "Vimpel-Communications", | | |
| 10.0%, 6–16–09 (B) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,055,000 |
| | | 2,081,200 |
| **TOTAL CORPORATE DEBT SECURITIES – 3.61%** | | $ 19,147,798 |
| (Cost: $32,250,155) | | |

## OTHER GOVERNMENT SECURITIES

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Germany – 2.44%** | | |
| Bundesschatzanweisungen Federal Treasury Notes, | | |
| 3.0%, 3–14–08 (C) . . . . . . . . . . . . . . . . . . . . . . . . . | EUR10,200 | 12,932,094 |
| **South Korea – 0.19%** | | |
| Korea Development Bank (The), | | |
| 5.42563%, 10–29–06 . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | 1,000,360 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

| OTHER GOVERNMENT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **United Kingdom – 1.24%** | | |
| United Kingdom Treasury: | | |
| 5.75%, 12–7–09 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . | GBP2,000 | $ 3,806,794 |
| 4.75%, 6–7–10 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 2,768,752 |
| | | **6,575,546** |
| **TOTAL OTHER GOVERNMENT SECURITIES – 3.87%** | | **$ 20,508,000** |
| (Cost: $7,404,106) | | |

**UNITED STATES GOVERNMENT
   AGENCY OBLIGATIONS**

**Mortgage-Backed Obligations**
Federal Home Loan Mortgage Corporation Agency
   REMIC/CMO (Interest Only):

| | Principal Amount in Thousands | Value |
|---|---|---|
| 5.0%, 4–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,238 | 198,091 |
| 5.0%, 4–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 604 | 92,355 |
| 5.0%, 2–15–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,153 | 62,615 |
| 5.0%, 7–15–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,210 | 99,920 |
| 5.0%, 6–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,546 | 63,821 |
| 5.0%, 7–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,006 | 273,932 |
| 5.0%, 11–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 611 | 97,724 |
| 5.0%, 1–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,242 | 63,990 |
| 5.0%, 4–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 757 | 58,577 |
| 5.0%, 5–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,075 | 195,624 |
| 5.0%, 8–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 795 | 141,355 |
| 5.5%, 11–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,800 | 381,359 |
| 5.5%, 11–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,090 | 171,442 |
| 5.0%, 9–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,140 | 175,381 |
| 5.5%, 9–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,216 | 97,627 |
| 5.5%, 4–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 559 | 54,449 |
| 5.5%, 4–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 265 | 36,809 |
| 5.0%, 9–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,849 | 276,228 |
| 5.5%, 10–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,351 | 530,099 |
| 5.0%, 4–15–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,128 | 283,192 |
| 5.0%, 10–15–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 459 | 106,705 |
| 5.5%, 2–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 776 | 99,065 |
| 5.0%, 8–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,582 | 171,746 |
| 5.5%, 3–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,082 | 157,899 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Agency REMIC/CMO (Interest Only): | | |
| 5.5%, 11–25–17 | $1,367 | $ 120,349 |
| 5.0%, 5–25–22 | 851 | 163,670 |
| 5.0%, 7–25–23 | 3,019 | 563,617 |
| 5.0%, 8–25–23 | 964 | 175,851 |
| 5.5%, 9–25–25 | 858 | 70,173 |
| 5.5%, 11–25–25 | 2,576 | 182,942 |
| Federal National Mortgage Corporation Agency REMIC/CMO (Interest Only), | | |
| 5.0%, 9–25–30 | 1,319 | 212,800 |
| Government National Mortgage Association Agency REMIC/CMO (Interest Only): | | |
| 5.0%, 1–20–30 | 2,172 | 317,645 |
| 5.0%, 6–20–31 | 2,366 | 325,794 |
| 5.0%, 7–20–33 | 606 | 127,093 |
| 5.5%, 11–20–33 | 2,332 | 439,453 |
| 5.5%, 7–1–35 | 704 | 114,521 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.5%, 11–15–16 | 278 | 275,385 |
| 5.5%, 11–15–16 | 94 | 92,644 |
| 5.5%, 12–15–16 | 524 | 518,106 |
| 5.5%, 12–15–16 | 367 | 362,615 |
| 5.5%, 12–15–16 | 249 | 246,421 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.54%** | | **$ 8,199,084** |

(Cost: $7,494,365)

| UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.26% | Face Amount in Thousands | |
|---|---|---|
| Chinese Yuan Renminbi, 5–9–07 (C) | CNY232,400 | (196,193) |
| Euro, 7–19–06 (C) | EUR 900 | 48,565 |
| Euro, 7–19–06 (C) | 1,800 | (94,943) |
| Euro, 1–10–07 (C) | 16,200 | 835,251 |
| Japanese Yen, 1–10–07 (C) | JPY5,100,000 | 734,353 |
| Russian Ruble, 6–25–07 (C) | RUB269,800 | 48,660 |
| | | $ 1,375,693 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

June 30, 2006 *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** | | |
| **Aircraft – 0.19%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,000 | $ 999,706 |
| | | |
| **Beverages – 6.59%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 24,992,778 |
| Coca-Cola Company (The), | | |
| 5.16%, 7–10–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,987,100 |
| | | 34,979,878 |
| **Containers – 1.22%** | | |
| Bemis Company, Inc., | | |
| 5.28%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,458 | 6,454,211 |
| | | |
| **Electrical Equipment – 2.70%** | | |
| Emerson Electric Co.: | | |
| 5.2%, 7–11–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,131 | 11,114,922 |
| 5.22%, 7–12–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,211 | 3,205,878 |
| | | 14,320,800 |
| **Finance Companies – 2.79%** | | |
| PACCAR Financial Corp., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,800 | 3,798,902 |
| Preferred Receivables Funding Corp., | | |
| 5.28%, 7–13–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,000 | 10,980,640 |
| | | 14,779,542 |
| **Household – General Products – 1.88%** | | |
| Colgate-Palmolive Company, | | |
| 5.2%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,991,767 |
| Fortune Brands Inc., | | |
| 5.37%, 7–10–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,000 | 6,990,603 |
| | | 9,982,370 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

June 30, 2006 *(Unaudited)*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Publishing – 1.14%** | | |
| Gannett Co., Inc., | | |
| 5.15%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6,040 | $ 6,036,544 |
| **Retail – General Merchandise – 2.82%** | | |
| Wal-Mart Stores, Inc., | | |
| 5.19%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,989,188 |
| **Utilities – Gas and Pipeline – 2.83%** | | |
| Michigan Consolidated Gas Co., | | |
| 5.35%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,000 | 14,995,542 |
| **Utilities – Telephone – 0.44%** | | |
| BellSouth Corporation, | | |
| 5.18%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,329 | 2,327,324 |
| **Total Commercial Paper – 22.60%** | | 119,865,105 |
| **Commercial Paper (backed by irrevocable bank letter of credit) – 1.50%** | | |
| **Food and Related** | | |
| COFCO Capital Corp. (Rabobank Nederland), | | |
| 5.26%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 7,977,791 |
| **TOTAL SHORT-TERM SECURITIES – 24.10%** | | $127,842,896 |
| (Cost: $127,842,896) | | |
| **TOTAL INVESTMENT SECURITIES – 98.57%** | | $522,920,317 |
| (Cost: $442,496,451) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.43%** | | 7,585,501 |
| **NET ASSETS – 100.00%** | | $530,505,818 |

See Notes to Schedule of Investments on page 21.

# The Investments of Asset Strategy Portfolio

*June 30, 2006*            *(Unaudited)*

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreements were outstanding at June 30, 2006. (See Note 7 to financial statements):

| Counterparty | Reference Entity | Fixed Rate | Expiration Date | Notional Amount | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|
| Morgan Stanley | Dow Jones CDX Emerging Markets Series 5 | 1.35% | 6–20–11 | $8,000,000 | $ (170,719) |
| Merrill Lynch International | Dow Jones CDX Emerging Markets Series 5 | 1.35% | 6–20–11 | 4,000,000 | (86,949) |
| Lehman Brothers | Dow Jones CDX Emerging Markets Series 5 | 1.35% | 6–20–11 | 4,000,000 | (79,000) |
| Merrill Lynch International | Dow Jones CDX North America High Yield Series 6 | 3.45% | 6–20–11 | 4,200,000 | 70,401 |
| Bear Stearns | Dow Jones CDX North America High Yield Series 6 | 3.45% | 6–20–11 | 12,200,000 | 167,265 |
| Morgan Stanley | Federative Republic of Brazil | 1.89% | 6–20–11 | 5,200,000 | (43,919) |
| | | | | | $ (142,921) |

\*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $20,554,765 or 3.87% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, JPY – Japanese Yen, RUB – Russian Ruble).

(D) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## ASSET STRATEGY PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                    *(Unaudited)*

### ASSETS

| | |
|---|---:|
| Investments – at value (Notes 1 and 3): | |
| Bullion (cost – $26,648) | $ 29,256 |
| Securities (cost – $415,848) | 493,664 |
| | 522,920 |
| Cash | 49 |
| Cash denominated in foreign currencies (cost – $263) | 263 |
| Deposit with broker for swaps | 350 |
| Amortized swap premiums paid (Note 7) | 326 |
| Unrealized appreciation on swap agreements (Note 7) | 238 |
| Receivables: | |
| Investment securities sold | 5,870 |
| Dividends and interest | 1,186 |
| Portfolio shares sold | 201 |
| Prepaid and other assets | 5 |
| Total assets | 531,408 |

### LIABILITIES

| | |
|---|---:|
| Unrealized depreciation on swap agreements (Note 7) | 381 |
| Amortized swap premiums received (Note 7) | 299 |
| Payable to Portfolio shareholders | 109 |
| Accrued accounting services fee (Note 2) | 11 |
| Accrued management fee (Note 2) | 10 |
| Accrued service fee (Note 2) | 4 |
| Accrued shareholder servicing (Note 2) | 4 |
| Other | 84 |
| Total liabilities | 902 |
| Total net assets | $530,506 |

### NET ASSETS

| | |
|---|---:|
| $0.001 par value capital stock: | |
| Capital stock | $ 52 |
| Additional paid-in capital | 374,196 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment income | 2,462 |
| Accumulated undistributed net realized gain on investment transactions | 73,504 |
| Net unrealized appreciation in value of securities | 79,048 |
| Net unrealized appreciation in value of forward currency contracts | 1,376 |
| Net unrealized depreciation in value of swaps | (143) |
| Net unrealized appreciation in value of foreign currency exchange | 11 |
| Net assets applicable to outstanding units of capital | $530,506 |
| Net asset value, redemption and offering price per share | $10.2545 |
| Capital shares outstanding | 51,734 |
| Capital shares authorized | 130,000 |

See Notes to Financial Statements.

# Statement of Operations

## ASSET STRATEGY PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)* *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---|
| Dividends (net of foreign withholding taxes of $160) . . . . . . . . . . . . . . . . . | $ 2,998 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,743 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,741 |

Expenses (Note 2):

| | |
|---|---|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,707 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 610 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,493 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,248 |

**REALIZED AND UNREALIZED GAIN**
**(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72,687 |
| Realized net loss on forward currency contracts . . . . . . . . . . . . . . . . . . . . . . | (3) |
| Realized net gain on futures contracts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,216 |
| Realized net gain on swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 545 |
| Realized net loss on foreign currency transactions . . . . . . . . . . . . . . . . . . . | (57) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 74,388 |
| Unrealized depreciation in value of securities during the period . . . . . . . . . . | (10,351) |
| Unrealized appreciation in value of forward currency contracts during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,002 |
| Unrealized depreciation in value of futures contracts during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (68) |
| Unrealized depreciation in value of swaps during the period. . . . . . . . . . . . . | (40) |
| Unrealized appreciation in value of foreign currency exchange during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Unrealized depreciation in value of investments during the period . . . . . . | (9,449) |
| Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64,939 |
| Net increase in net assets resulting from operations . . . . . . . . . . . | $67,187 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## ASSET STRATEGY PORTFOLIO
*(In Thousands)*                                                    *(Unaudited)*

|  | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
|   Net investment income . . . . . . . . . . . . . . . . . . . . . | $ 2,248 | $ 3,657 |
|   Realized net gain on investments . . . . . . . . . . . . . | 74,388 | 24,712 |
|   Unrealized appreciation (depreciation) . . . . . . . . . | (9,449) | 48,114 |
|   Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 67,187 | 76,483 |
| Dividends to shareholders from (Note 1E):[1] | | |
|   Net investment income . . . . . . . . . . . . . . . . . . . . . | (—) | (3,310) |
|   Realized gains on investment transactions. . . . . . | (—) | (27,042) |
| | (—) | (30,352) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . | 47,151 | 87,671 |
|   Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 114,338 | 133,802 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 416,168 | 282,366 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $530,506 | $416,168 |
|   Undistributed net investment income . . . . . . . . . . | $ 2,462 | $ 271 |

(1) See "Financial Highlights" on page 25.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares . . . . . . . . . . . . . . . | 6,130 | 8,801 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . | — | 3,425 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,354) | (1,974) |
| Increase in outstanding capital shares . . . . . . . . . . . . . | 4,776 | 10,252 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 60,626 | $ 73,672 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . | — | 30,352 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13,475) | (16,353) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . | $ 47,151 | $ 87,671 |

See Notes to Financial Statements.

# Financial Highlights

*For a Share of Capital Stock Outstanding Throughout Each Period:*        *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . | $ 8.8625 | $7.6926 | $6.9237 | $6.3078 | $6.2046 | $7.0540 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . . . . . . . . | 0.0432 | 0.0836 | 0.0699 | 0.0769 | 0.1005 | 0.1323 |
| Net realized and unrealized gain (loss) on investments . . . . . | 1.3488 | 1.7847 | 0.8508 | 0.6469 | 0.1032 | (0.8354) |
| Total from investment operations . . . . . . . . . | 1.3920 | 1.8683 | 0.9207 | 0.7238 | 0.2037 | (0.7031) |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . . . | (0.0000) | (0.0762) | (0.0990) | (0.0769) | (0.1005) | (0.1334) |
| Capital gains . . . . . . . | (0.0000) | (0.6222) | (0.0528) | (0.0310) | (0.0000) | (0.0129) |
| Total distributions . . . . . . | (0.0000) | (0.6984) | (0.1518) | (0.1079) | (0.1005) | (0.1463) |
| Net asset value, end of period . . . . . . . | $10.2545 | $8.8625 | $7.6926 | $6.9237 | $6.3078 | $6.2046 |
| Total return . . . . . . . . . . . | 15.72% | 24.27% | 13.30% | 11.47% | 3.28% | −9.96% |
| Net assets, end of period (in millions) . . . . . . . . | $531 | $416 | $282 | $227 | $167 | $115 |
| Ratio of expenses to average net assets . . . . . . . . . | 1.02%[1] | 1.03% | 1.06% | 1.03% | 1.04% | 1.03% |
| Ratio of net investment income to average net assets . . . . . . . . . | 0.92%[1] | 1.10% | 1.02% | 1.27% | 1.90% | 2.63% |
| Portfolio turnover rate . . . . . . . | 55% | 79% | 118% | 224% | 95% | 188% |

(1)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Balanced Portfolio had net assets totaling $563,205,189 invested in a diversified portfolio of:

| | |
|---|---|
| 69.31% | Domestic Common Stocks |
| 16.53% | U.S. Government and Government Agency Obligations |
| 5.64% | Foreign Common Stocks |
| 4.87% | Cash and Cash Equivalents |
| 2.81% | Domestic Corporate Debt Securities |
| 0.54% | Foreign Corporate Debt Securities |
| 0.30% | Other Government Security |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| U.S. Government and Government Agency Obligations . . . . . . . . . . . . . . . . | $16.53 |
| Financial Services Stocks . . . . . . . . . . . . . | $14.89 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $10.75 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $ 9.73 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $ 8.07 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 5.62 |
| Consumer Nondurables Stocks . . . . . . . . | $ 5.60 |
| Business Equipment and Services Stocks | $ 5.11 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 5.10 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 4.87 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 4.68 |
| Corporate Debt Securities. . . . . . . . . . . . . | $ 3.35 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 2.72 |
| Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.68 |
| Other Government Security . . . . . . . . . . . | $ 0.30 |

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

# The Investments of Balanced Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 0.97%** | | |
| Southwest Airlines Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 333,000 | $ 5,451,210 |
| **Aircraft – 1.46%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,100 | 8,199,191 |
| **Banks – 3.04%** | | |
| Bank of America Corporation. . . . . . . . . . . . . . . . . . . . . . . | 100,300 | 4,824,430 |
| Northern Trust Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 137,200 | 7,589,218 |
| Wells Fargo & Company . . . . . . . . . . . . . . . . . . . . . . . . . . | 70,000 | 4,695,600 |
| | | 17,109,248 |
| **Beverages – 2.72%** | | |
| Anheuser-Busch Companies, Inc. . . . . . . . . . . . . . . . . . . | 29,000 | 1,322,110 |
| Brown-Forman Corporation, Class B. . . . . . . . . . . . . . . . | 73,400 | 5,262,046 |
| PepsiCo, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145,900 | 8,759,836 |
| | | 15,343,992 |
| **Business Equipment and Services – 4.01%** | | |
| Cintas Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 203,300 | 8,090,324 |
| NYSE Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,300 | 9,059,904 |
| Pitney Bowes Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 131,300 | 5,422,690 |
| | | 22,572,918 |
| **Capital Equipment – 2.30%** | | |
| Caterpillar Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 98,200 | 7,313,936 |
| Ingersoll-Rand Company Limited, Class A . . . . . . . . . . . . | 131,400 | 5,621,292 |
| | | 12,935,228 |
| **Chemicals – Specialty – 1.05%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . . | 92,200 | 5,893,424 |
| **Communications Equipment – 2.90%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260,900 | 5,094,072 |
| Juniper Networks, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 274,000 | 4,384,000 |
| Nokia Corporation, Series A, ADR. . . . . . . . . . . . . . . . . . | 339,500 | 6,878,270 |
| | | 16,356,342 |
| **Computers – Micro – 1.12%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 109,800 | 6,283,854 |
| **Computers – Peripherals – 1.00%** | | |
| Microsoft Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240,900 | 5,614,175 |
| **Defense – 2.13%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . | 183,600 | 12,018,456 |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Electrical Equipment – 1.21%** | | |
| Emerson Electric Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81,200 | $ 6,805,372 |
| **Electronic Instruments – 1.12%** | | |
| Lam Research Corporation* . . . . . . . . . . . . . . . . . . . . . . . | 134,650 | 6,284,789 |
| **Finance Companies – 2.66%** | | |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 282,500 | 14,949,900 |
| **Food and Related – 1.19%** | | |
| Campbell Soup Company . . . . . . . . . . . . . . . . . . . . . . . . | 181,000 | 6,716,910 |
| **Health Care – Drugs – 4.60%** | | |
| Allergan, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80,500 | 8,634,430 |
| Amgen Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81,100 | 5,304,345 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 114,000 | 6,745,380 |
| Novartis AG, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 97,300 | 5,246,416 |
| | | 25,930,571 |
| **Health Care – General – 5.04%** | | |
| Biomet, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 167,100 | 5,231,065 |
| Boston Scientific Corporation* . . . . . . . . . . . . . . . . . . . . . | 150,100 | 2,527,684 |
| DENTSPLY International Inc. . . . . . . . . . . . . . . . . . . . . . | 117,200 | 7,102,906 |
| Johnson & Johnson . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 163,300 | 9,784,936 |
| Zimmer Holdings, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,100 | 3,749,192 |
| | | 28,395,783 |
| **Hospital Supply and Management – 1.11%** | | |
| Medtronic, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,700 | 6,226,284 |
| **Household – General Products – 1.69%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . | 158,900 | 9,518,110 |
| **Insurance – Life – 1.14%** | | |
| Aflac Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 138,900 | 6,438,015 |
| **Insurance – Property and Casualty – 1.03%** | | |
| Berkshire Hathaway Inc., Class B* . . . . . . . . . . . . . . . . . | 1,900 | 5,781,700 |
| **Motion Pictures – 1.37%** | | |
| News Corporation Limited, Class A . . . . . . . . . . . . . . . . . | 402,700 | 7,723,786 |
| **Multiple Industry – 5.10%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59,300 | 4,354,399 |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . . | 328,756 | 10,835,798 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 174,100 | 13,555,426 |
| | | 28,745,623 |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

*June 30, 2006* <span style="float:right">*(Unaudited)*</span>

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Non-Residential Construction – 1.17%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 70,800 | $ 6,579,444 |
| | | |
| **Petroleum – International – 4.47%** | | |
| BP p.l.c., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 115,500 | 8,039,955 |
| ChevronTexaco Corporation . . . . . . . . . . . . . . . . . . . . . . . | 83,000 | 5,150,980 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 195,546 | 11,996,747 |
| | | 25,187,682 |
| **Petroleum – Services – 3.60%** | | |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . | 207,200 | 13,490,792 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 153,100 | 6,808,357 |
| | | 20,299,149 |
| **Publishing – 1.07%** | | |
| Meredith Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 121,200 | 6,004,248 |
| | | |
| **Retail – General Merchandise – 2.13%** | | |
| Target Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154,200 | 7,535,754 |
| Wal-Mart Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,600 | 4,460,542 |
| | | 11,996,296 |
| **Security and Commodity Brokers – 7.02%** | | |
| American Express Company . . . . . . . . . . . . . . . . . . . . . . . | 110,300 | 5,870,166 |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . . . | 9,400 | 4,616,810 |
| Franklin Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 66,000 | 5,729,460 |
| Legg Mason, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,400 | 4,916,288 |
| Merrill Lynch & Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 58,800 | 4,090,128 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . | 162,400 | 6,820,800 |
| TD Ameritrade Holding Corporation . . . . . . . . . . . . . . . . . | 102,900 | 1,522,920 |
| UBS AG . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54,600 | 5,989,620 |
| | | 39,556,192 |
| **Timesharing and Software – 1.10%** | | |
| Paychex, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 159,200 | 6,213,576 |
| | | |
| **Trucking and Shipping – 1.71%** | | |
| Expeditors International of Washington, Inc. . . . . . . . . . . | 171,600 | 9,607,026 |
| | | |
| **Utilities – Electric – 1.58%** | | |
| Exelon Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 157,000 | 8,922,310 |
| | | |
| **Utilities – Telephone – 1.14%** | | |
| AT&T Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 231,000 | 6,442,590 |
| | | |
| **TOTAL COMMON STOCKS – 74.95%** | | $422,103,394 |
| (Cost: $340,777,510) | | |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

*June 30, 2006*  *(Unaudited)*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Air Transportation – 0.07%** | | |
| Southwest Airlines Co., | | |
| 7.875%, 9–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  360 | $  367,658 |
| **Banks – 0.24%** | | |
| Wells Fargo Bank, N.A., | | |
| 7.55%, 6–21–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,334,834 |
| **Beverages – 0.29%** | | |
| Coca-Cola Enterprises Inc., | | |
| 6.7%, 10–15–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 519,206 |
| Diageo Capital plc, | | |
| 3.5%, 11–19–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 1,115,818 |
| | | 1,635,024 |
| **Business Equipment and Services – 0.18%** | | |
| PHH Corporation, | | |
| 7.125%, 3–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012,299 |
| **Finance Companies – 1.09%** | | |
| American International Group, | | |
| 3.85%, 11–26–07 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 1,400 | 1,366,876 |
| Banco Hipotecario Nacional: | | |
| 7.916%, 7–25–09 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 17 | 413 |
| 8.0%, 3–31–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 893 | 241,193 |
| First Union-Lehman Brothers-Bank of America | | |
| Commercial Mortgage Trust, | | |
| 6.56%, 11–18–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 845 | 853,753 |
| First Union-Lehman Brothers Company, | | |
| 6.65%, 11–18–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 677 | 681,185 |
| Mellon Residential Funding, | | |
| 6.75%, 6–26–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108 | 108,019 |
| Prudential Insurance Company of America, | | |
| 6.6%, 5–15–08 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,522,686 |
| Unilever Capital Corporation, | | |
| 5.9%, 11–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,450 | 1,358,286 |
| | | 6,132,411 |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Food and Related – 0.47%** | | |
| Archer-Daniels-Midland Company, | | |
| 7.0%, 2–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,350 | $ 1,474,401 |
| Cargill, Inc., | | |
| 6.375%, 6–1–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 1,182,530 |
| | | **2,656,931** |
| **Insurance – Life – 0.25%** | | |
| StanCorp Financial Group, Inc., | | |
| 6.875%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,375 | **1,427,301** |
| **Insurance – Property and Casualty – 0.27%** | | |
| Principal Life Global, | | |
| 6.25%, 2–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **1,530,375** |
| **Leisure Time Industry – 0.18%** | | |
| Cendant Corporation, | | |
| 6.875%, 8–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | **1,000,983** |
| **Real Estate Investment Trust – 0.31%** | | |
| Vornado Realty L.P., | | |
| 5.625%, 6–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | **1,742,585** |
| **TOTAL CORPORATE DEBT SECURITIES – 3.35%** | | **$ 18,840,401** |
| (Cost: $19,208,408) | | |
| **OTHER GOVERNMENT SECURITY – 0.30%** | | |
| **Canada** | | |
| Hydro-Quebec, | | |
| 8.0%, 2–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **$ 1,690,346** |
| (Cost: $1,656,012) | | |
| **UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Agency Obligations – 0.19%** | | |
| Federal National Mortgage Association, | | |
| 7.25%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | **1,056,760** |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 3.33%** | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.23%, 1–1–08 | $1,594 | $ 1,595,294 |
| 6.0%, 9–1–17 | 673 | 675,993 |
| 5.0%, 1–1–18 | 540 | 521,470 |
| 5.5%, 4–1–18 | 300 | 294,888 |
| 5.0%, 5–1–18 | 267 | 258,086 |
| 4.5%, 7–1–18 | 3,353 | 3,176,350 |
| 7.0%, 9–1–25 | 89 | 90,769 |
| 6.5%, 10–1–28 | 412 | 417,871 |
| 6.5%, 2–1–29 | 311 | 315,452 |
| 7.5%, 4–1–31 | 226 | 235,421 |
| 7.0%, 7–1–31 | 389 | 402,220 |
| 7.0%, 9–1–31 | 392 | 403,264 |
| 7.0%, 9–1–31 | 310 | 319,371 |
| 7.0%, 11–1–31 | 87 | 89,005 |
| 6.5%, 2–1–32 | 1,310 | 1,326,776 |
| 7.0%, 2–1–32 | 515 | 530,088 |
| 7.0%, 2–1–32 | 449 | 462,147 |
| 7.0%, 3–1–32 | 299 | 307,915 |
| 7.0%, 7–1–32 | 775 | 796,708 |
| 6.0%, 9–1–32 | 2,522 | 2,491,395 |
| 6.0%, 2–1–33 | 623 | 615,795 |
| 5.5%, 5–1–33 | 1,865 | 1,798,873 |
| 5.5%, 5–1–33 | 498 | 480,649 |
| 5.5%, 6–1–33 | 862 | 831,192 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.0%, 8–15–28 | 27 | 27,357 |
| 6.5%, 8–15–28 | 85 | 85,839 |
| United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A, | | |
| 8.293%, 12–15–26 | 173 | 180,093 |
| | | 18,730,281 |
| **Treasury Inflation Protected Obligation – 0.20%** | | |
| United States Treasury Note, | | |
| 3.0%, 7–15–12 (B) | 1,000 | **1,154,048** |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Treasury Obligations – 12.81%** | | |
| United States Treasury Bonds: | | |
| 7.5%, 11–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,500 | $ 1,774,218 |
| 7.25%, 8–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 4,825,936 |
| 6.25%, 8–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,250 | 5,790,178 |
| United States Treasury Notes: | | |
| 3.25%, 8–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,891,990 |
| 4.25%, 10–31–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,185,047 |
| 3.0%, 11–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,883,592 |
| 3.0%, 2–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,898,633 |
| 2.625%, 5–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,819,532 |
| 4.75%, 11–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,964,220 |
| 4.0%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,200 | 3,081,376 |
| 4.25%, 10–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,678,120 |
| 3.875%, 2–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,792,577 |
| 3.625%, 5–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,744,181 |
| 4.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,795,000 |
| 4.25%, 8–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | 15,906,288 |
| 5.25%, 2–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 1,144,969 |
| | | **72,175,857** |
| | | |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 16.53%** | | **$ 93,116,946** |
| (Cost: $95,823,808) | | |

**SHORT-TERM SECURITIES**

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Certificate of Deposit – 0.89%** | | |
|   **Banks** | | |
|   Wells Fargo & Company, | | |
|     5.21%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | **5,000,000** |
| | | |
| **Commercial Paper** | | |
|   **Banks – 0.89%** | | |
|   Lloyds TSB Bank PLC, | | |
|     5.16%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | **4,997,133** |
| | | |
|   **Capital Equipment – 0.53%** | | |
|   Deere (John) Capital Corporation, | | |
|     5.3%, 7–19–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | **2,992,050** |

See Notes to Schedule of Investments on page 34.

# The Investments of Balanced Portfolio

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Publishing – 0.83%** | | |
| Gannett Co., Inc., | | |
|   5.15%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,695 | $ 4,692,314 |
| **Utilities – Gas and Pipeline – 1.52%** | | |
| Michigan Consolidated Gas Co., | | |
|   5.35%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,596 | 8,593,445 |
| **Total Commercial Paper – 3.77%** | | 21,274,942 |
| **TOTAL SHORT-TERM SECURITIES – 4.66%** | | $ 26,274,942 |
| (Cost: $26,274,942) | | |
| **TOTAL INVESTMENT SECURITIES – 99.79%** | | $562,026,029 |
| (Cost: $483,740,680) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.21%** | | 1,179,160 |
| **NET ASSETS – 100.00%** | | $563,205,189 |

**Notes to Schedule of Investments**

    Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; REMIC – Real Estate Mortgage Investment Conduit.

  *No dividends were paid during the preceding 12 months.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $5,844,073 or 1.04% of net assets.

(B)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

    See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

    See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## BALANCED PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                              *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $483,741) (Notes 1 and 3) . . . . . . . | $562,026 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,678 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 563,719 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 408 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 74 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 514 |
|         Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $563,205 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 68 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 511,777 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . | 4,207 |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (31,132) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . | 78,285 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . | $563,205 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . | $ 8.2729 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 68,078 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 170,000 |

See Notes to Financial Statements.

# Statement of Operations

## BALANCED PORTFOLIO

*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                                 *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $41) . . . . . . . . . . . . . . . . . . | $ 3,681 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,467 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,148 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,016 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 720 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 65 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,924 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,224 |

**REALIZED AND UNREALIZED GAIN**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,644 |
| Unrealized appreciation in value of investments during the period . . . . . . . . . | 3,545 |
| Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,189 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . | $22,413 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## BALANCED PORTFOLIO
*(In Thousands)*                                                 *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $    4,224 | $    7,212 |
| Realized net gain on investments . . . . . . . . . . . . . | 14,644 | 42,443 |
| Unrealized appreciation (depreciation) . . . . . . . . . | 3,545 | (20,952) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 22,413 | 28,703 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | (—) | (7,229) |
| Realized gains on investment transactions. . . . . . . | (—) | (—) |
| | (—) | (7,229) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . | (40,793) | (67,651) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . | (18,380) | (46,177) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 581,585 | 627,762 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $563,205 | $581,585 |
| Undistributed net investment income (loss) . . . . . . | $    4,207 | $       (17) |

(1)See "Financial Highlights" on page 38.

| | | |
|---|---|---|
| (2)Shares issued from sale of shares . . . . . . . . . . . . . . . | 850 | 2,662 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 908 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,807) | (12,293) |
| Decrease in outstanding capital shares. . . . . . . . . . . . . | (4,957) | (8,723) |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $   7,001 | $  20,592 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 7,229 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (47,794) | (95,472) |
| Decrease in outstanding capital. . . . . . . . . . . . . . . . . . . | $ (40,793) | $ (67,651) |

See Notes to Financial Statements.

# Financial Highlights

## BALANCED PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:*      *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . | $7.9631 | $7.6783 | $7.1491 | $6.0423 | $6.7224 | $7.3258 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . . . . . . . . . | 0.0620 | 0.0999 | 0.1096 | 0.0467 | 0.1145 | 0.1593 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 0.2478 | 0.2851 | 0.5292 | 1.1068 | (0.6801) | (0.5955) |
| Total from investment operations . . . . . . . . . . | 0.3098 | 0.3850 | 0.6388 | 1.1535 | (0.5656) | (0.4362) |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . . . . | (0.0000) | (0.1002) | (0.1096) | (0.0467) | (0.1145) | (0.1593) |
| Capital gains . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0079) |
| Total distributions . . . . . . . | (0.0000) | (0.1002) | (0.1096) | (0.0467) | (0.1145) | (0.1672) |
| Net asset value, end of period . . . . . . . . | $8.2729 | $7.9631 | $7.6783 | $7.1491 | $6.0423 | $6.7224 |
| Total return . . . . . . . . . . . . | 3.89% | 5.01% | 8.93% | 19.09% | −8.41% | −5.94% |
| Net assets, end of period (in millions) . . . . | $563 | $582 | $628 | $615 | $168 | $178 |
| Ratio of expenses to average net assets . . . | 1.01%[1] | 1.01% | 1.02% | 1.00% | 1.01% | 1.00% |
| Ratio of net investment income to average net assets . . . . . . . . . | 1.47%[1] | 1.20% | 1.45% | 1.37% | 1.79% | 2.44% |
| Portfolio turnover rate . . . . | 15% | 52% | 39% | 43% | 58% | 39% |

(1) Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF BOND PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Bond Portfolio had net assets totaling $205,323,539 invested in a diversified portfolio of:

| | |
|---|---|
| 88.63% | Domestic Bonds |
| 10.35% | Foreign Bonds |
| 1.02% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Corporate Debt Securities. . . . . . . . . . . . . | $48.56 |
| U.S. Government Mortgage-Backed Securities . . . . . . . . . . . . . . . . . . . . . . | $25.63 |
| U.S. Government Treasury Securities. . . . | $11.49 |
| U.S. Government Agency Securities. . . . . | $10.42 |
| Other Government Securities . . . . . . . . . . | $ 2.88 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 1.02 |

At June 30, 2006, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



| | |
|---|---|
| AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56.97% |
| AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8.21% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13.19% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13.49% |
| BB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.09% |
| B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.44% |
| CCC. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.12% |
| Not Rated . . . . . . . . . . . . . . . . . . . . . . . . . | 1.47% |
| Cash and Cash Equivalents . . . . . . . . . . . | 1.02% |

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

# The Investments of Bond Portfolio

June 30, 2006 *(Unaudited)*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Banks – 2.47%** | | |
| First Union National Bank of Florida, | | |
| 6.18%, 2–15–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,000 | $ 4,069,508 |
| SouthTrust Bank, National Association, | | |
| 6.125%, 1–9–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,009,920 |
| | | 5,079,428 |
| **Broadcasting – 1.82%** | | |
| Comcast Cable Communications, Inc., | | |
| 8.5%, 5–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,461,497 |
| EchoStar DBS Corporation, | | |
| 6.375%, 10–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 718,125 |
| TCA Cable TV, Inc., | | |
| 6.53%, 2–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997,147 |
| Westinghouse Electric Corporation, | | |
| 8.875%, 6–14–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 564,799 |
| | | 3,741,568 |
| **Business Equipment and Services – 0.19%** | | |
| Quebecor World Capital Corporation, | | |
| 4.875%, 11–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 425 | 394,188 |
| **Coal – 0.48%** | | |
| Peabody Energy Corporation, | | |
| 6.875%, 3–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 982,500 |
| **Communications Equipment – 0.25%** | | |
| Harris Corporation, | | |
| 6.35%, 2–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 505,932 |
| **Construction Materials – 1.30%** | | |
| Hanson PLC, | | |
| 7.875%, 9–27–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,672,505 |
| **Finance Companies – 4.03%** | | |
| Barton Springs CDO SPC, Series 2005–1 | | |
| Segregated Portfolio and Barton Springs CDO | | |
| Series 2005–1 LLC, | | |
| 6.85%, 12–20–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,566,250 |
| General Motors Acceptance Corporation, | | |
| 5.125%, 5–9–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,395,012 |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Preferred Term Securities XVI, Ltd. and Preferred Term Securities XVI, Inc., | | |
| 7.92938%, 3–23–35 (A) . . . . . . . . . . . . . . . . . . . . . . | $1,250 | $  1,262,500 |
| Preferred Term Securities XVII, Ltd. and Preferred Term Securities XVII, Inc., | | |
| 7.59563%, 6–23–35 (A) . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,002,500 |
| SocGen Real Estate Company L.L.C., | | |
| 7.64%, 12–29–49 (A) . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,042,390 |
| | | **8,268,652** |
| **Finance Companies – Mortgage Related – 22.67%** | | |
| Alternative Loan Trust 2005-J4, | | |
| 5.5%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,625,663 |
| Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, | | |
| 4.783%, 7–10–43  . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,378,264 |
| CHL Mortgage Pass-Through Trust 2005–28, | | |
| 5.25%, 1–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,086 | 2,973,999 |
| CHL Pass-Through Trust 2003–20, | | |
| 5.5%, 7–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,485 | 2,445,355 |
| CHYPS CBO 1997–1 Ltd., | | |
| 6.72%, 1–15–10 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 444 | 244,225 |
| COMM 2005-C6, | | |
| 5.144%, 6–10–44  . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 5,785,091 |
| GSR Mortgage Loan Trust 2004–2F, | | |
| 7.0%, 1–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,428 | 1,455,560 |
| J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, | | |
| 4.719%, 1–15–38 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,858,767 |
| MASTR Adjustable Rate Mortgages Trust 2005–1, | | |
| 5.25617%, 3–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . | 2,985 | 2,935,896 |
| Merrill Lynch Mortgage Trust 2005-CIP1, | | |
| 4.949%, 7–12–38 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,912,339 |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

*(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – Mortgage Related** (Continued) | | |
| Structured Adjustable Rate Mortgage Loan Trust, | | |
| Mortgage Pass-Through Certificates: | | |
| Series 2004-A, | | |
| 4.60074%, 2–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,527 | $ 1,502,340 |
| Series 2004–12, | | |
| 5.08874%, 9–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,984 | 2,836,807 |
| Series 2004–18, | | |
| 5.19846%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . | 4,044 | 3,916,331 |
| Series 2004–3AC, | | |
| 4.9348%, 3–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,070 | 2,068,340 |
| Series 2004–5, | | |
| 4.59007%, 5–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,019 | 1,894,142 |
| Series 2004–6, | | |
| 4.69955%, 6–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 994 | 937,175 |
| Series 2005–21, | | |
| 5.71457%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . | 1,237 | 1,167,922 |
| Structured Adjustable Rate Mortgage Loan Trust: | | |
| Series 2005–22, | | |
| 5.63824%, 12–25–35 . . . . . . . . . . . . . . . . . . . . . . . . | 1,276 | 1,199,191 |
| Series 2006–1, | | |
| 6.11768%, 2–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,294 | 1,246,210 |
| Structured Asset Securities Corporation, | | |
| Mortgage Pass-Through Certificates, | | |
| Series 2003–40A, | | |
| 4.8202%, 1–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,028 | 985,097 |
| Structured Asset Securities Corporation | | |
| Trust 2005–16, | | |
| 5.5%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,827,703 |
| Wells Fargo Mortgage Pass-Through Certificates, | | |
| Series 2003–10, | | |
| 4.5%, 9–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,348,963 |
| | | **46,545,380** |
| **Food and Related – 0.25%** | | |
| ConAgra, Inc., | | |
| 6.7%, 8–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | **521,803** |
| | | |
| **Forest and Paper Products – 1.38%** | | |
| Bowater Canada Finance Corporation, | | |
| 7.95%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 950,000 |
| Champion International Corporation, | | |
| 6.65%, 12–15–37 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,516,855 |
| Westvaco Corporation, | | |
| 7.5%, 6–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 364 | 362,901 |
| | | **2,829,756** |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Homebuilders, Mobile Homes – 1.39%** | | |
| D.R. Horton, Inc., | | |
| 8.0%, 2–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,364 | $ 1,418,245 |
| Pulte Homes, Inc., | | |
| 4.875%, 7–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,446,975 |
| | | **2,865,220** |
| **Hospital Supply and Management – 1.03%** | | |
| HCA – The Healthcare Company, | | |
| 8.75%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **2,108,530** |
| **Household – General Products – 1.20%** | | |
| Procter & Gamble Company (The), | | |
| 8.0%, 9–1–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **2,457,802** |
| **Household – Major Appliances – 0.47%** | | |
| Controladora Mabe S.A. de C.V., | | |
| 6.5%, 12–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | **959,896** |
| **Petroleum – Domestic – 0.61%** | | |
| Chesapeake Energy Corporation, | | |
| 7.5%, 9–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | **1,253,125** |
| **Petroleum – International – 1.35%** | | |
| Pemex Project Funding Master Trust, | | |
| 9.125%, 10–13–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 547,500 |
| Petrobras International Finance Company, | | |
| 9.125%, 7–2–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,220,000 |
| | | **2,767,500** |
| **Petroleum – Services – 1.02%** | | |
| Halliburton Company, | | |
| 6.75%, 2–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **2,088,224** |
| **Real Estate Investment Trust – 0.37%** | | |
| Diversified REIT Owner Trust 1999–1, | | |
| 6.78%, 3–18–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | **758,318** |
| **Utilities – Electric – 1.86%** | | |
| Dominion Resources, Inc., | | |
| 5.25%, 8–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,325,672 |
| HQI Transelec Chile S.A., | | |
| 7.875%, 4–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 789,759 |
| Pepco Holdings, Inc., | | |
| 4.0%, 5–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 699,947 |
| | | **3,815,378** |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

June 30, 2006 *(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Gas and Pipeline – 0.98%** | | |
| Tennessee Gas Pipeline Company, | | |
| 7.0%, 3–15–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,000 | $ 2,009,076 |
| | | |
| **Utilities – Telephone – 3.44%** | | |
| British Telecommunications Public Limited Company, | | |
| 8.375%, 12–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,195,738 |
| Deutsche Telekom International Finance B.V., | | |
| 8.0%, 6–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,683,925 |
| New York Telephone Company, | | |
| 6.7%, 11–1–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 720,865 |
| Pacific Bell, | | |
| 7.25%, 11–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 749,916 |
| Telefonos de Mexico, S.A. de C.V., | | |
| 4.5%, 11–19–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 721,567 |
| | | 7,072,011 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 48.56%** | | $ 99,696,792 |
| (Cost: $101,933,331) | | |

## OTHER GOVERNMENT SECURITIES

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Brazil – 0.27%** | | |
| Federative Republic of Brazil (The), | | |
| 9.25%, 10–22–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 551,250 |
| | | |
| **Canada – 0.84%** | | |
| Province de Quebec, | | |
| 7.14%, 2–27–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,726,147 |
| | | |
| **Japan – 1.25%** | | |
| Japanese Government 15 Year Floating Rate Bond, | | |
| 0.69%, 1–20–18 (B) . . . . . . . . . . . . . . . . . . . . . . . . . | JPY300,000 | 2,563,527 |
| | | |
| **Supranational – 0.52%** | | |
| Inter-American Development Bank, | | |
| 8.4%, 9–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | 1,081,683 |
| | | |
| **TOTAL OTHER GOVERNMENT SECURITIES – 2.88%** | | $ 5,922,607 |
| (Cost: $5,660,722) | | |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

June 30, 2006          *(Unaudited)*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Agency Obligations – 10.42%** | | |
| Federal Home Loan Mortgage Corporation: | | |
| 6.375%, 8–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,500 | $ 2,491,605 |
| 5.25%, 11–5–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,847,655 |
| 4.75%, 5–6–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,884,736 |
| 5.2%, 3–5–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,345,237 |
| 5.5%, 8–20–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,410,043 |
| Federal National Mortgage Association, | | |
| 5.3%, 2–22–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 3,930,828 |
| Tennessee Valley Authority, | | |
| 4.875%, 12–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,489,049 |
| | | 21,399,153 |
| **Mortgage-Backed Obligations – 25.63%** | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO: | | |
| 5.0%, 5–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 944,036 |
| 5.0%, 7–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,087 | 1,032,729 |
| 5.0%, 5–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,415,995 |
| 5.5%, 4–15–24 (Interest Only) . . . . . . . . . . . . . . . . . . | 3,596 | 278,950 |
| 5.5%, 4–15–24 (Interest Only) . . . . . . . . . . . . . . . . . . | 1,585 | 81,582 |
| 6.0%, 3–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 389 | 388,105 |
| 5.0%, 7–15–29 (Interest Only) . . . . . . . . . . . . . . . . . . | 1,932 | 234,029 |
| 7.5%, 9–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 738 | 768,454 |
| 4.0%, 2–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 470,446 |
| 4.25%, 3–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 961 | 914,751 |
| 5.0%, 9–15–31 (Interest Only) . . . . . . . . . . . . . . . . . . | 3,181 | 529,363 |
| 5.5%, 9–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750 | 3,638,833 |
| 5.0%, 9–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,375,720 |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 5.0%, 7–1–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,792 | 2,642,397 |
| 6.0%, 11–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 689 | 681,986 |
| 6.5%, 10–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 | 136,281 |
| 6.5%, 11–1–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 186 | 187,688 |
| 6.0%, 2–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 341 | 336,824 |
| 5.0%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,797 | 1,679,117 |
| 5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,443 | 1,386,765 |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corporation | | |
|   Non-Agency REMIC/CMO (Interest Only), | | |
|     5.5%, 12–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 662 | $ 146,812 |
| Federal National Mortgage Association Adjustable | | |
|   Rate Pass-Through Certificates, | | |
|     4.971%, 5–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,672 | 1,617,777 |
| Federal National Mortgage Association Agency | | |
|   REMIC/CMO: | | |
|     5.0%, 3–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | 3,311,028 |
|     5.0%, 3–25–18 (Interest Only) . . . . . . . . . . . . . . . . . . | 1,181 | 98,325 |
|     5.0%, 6–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,173 | 2,079,753 |
|     4.5%, 8–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,418,810 |
|     5.5%, 2–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,469,400 |
|     4.0%, 11–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 802 | 746,312 |
|     4.0%, 3–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 595 | 554,241 |
|     3.5%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,715 | 1,513,964 |
| Federal National Mortgage Association Fixed | | |
|   Rate Pass-Through Certificates: | | |
|     4.0%, 1–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,755 | 1,666,212 |
|     5.5%, 1–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,054 | 1,036,504 |
|     4.0%, 11–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,232 | 1,139,202 |
|     5.5%, 10–1–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 866 | 841,557 |
|     5.0%, 4–1–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,894 | 2,745,017 |
|     5.0%, 2–1–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,283 | 1,216,938 |
|     6.0%, 12–1–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 120 | 118,355 |
|     5.5%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,578 | 2,487,398 |
| Federal National Mortgage Association | | |
|   Non-Agency REMIC/CMO: | | |
|     4.5%, 7–25–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 889,356 |
|     5.5%, 9–25–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 967,345 |
|     4.5%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,858,078 |
| Government National Mortgage Association | | |
|   Agency REMIC/CMO: | | |
|     5.5%, 6–20–28 (Interest Only) . . . . . . . . . . . . . . . . . . | 3,822 | 345,977 |
|     5.0%, 1–20–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 670 | 651,246 |

See Notes to Schedule of Investments on page 48.

# The Investments of Bond Portfolio

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 7.5%, 7–15–23 | $ 31 | $ 32,809 |
| 7.5%, 12–15–23 | 167 | 174,116 |
| 8.0%, 9–15–25 | 65 | 68,909 |
| 7.0%, 7–20–27 | 21 | 21,765 |
| 7.0%, 8–20–27 | 56 | 57,932 |
| 6.5%, 5–15–29 | 108 | 109,342 |
| 7.5%, 7–15–29 | 33 | 34,533 |
| 7.75%, 10–15–31 | 296 | 301,345 |
| Government National Mortgage Association Non-Agency REMIC/CMO, | | |
| 4.0%, 1–16–30 | 396 | 368,092 |
| United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust: | | |
| 2001–3 Class G, | | |
| 6.5%, 4–15–27 | 175 | 174,644 |
| 2003–2 Class D, | | |
| 5.0%, 11–15–23 | 766 | 763,357 |
| 2003–2 Class E, | | |
| 5.0%, 12–15–25 | 1,500 | 1,475,135 |
| | | 52,625,637 |
| **Treasury Obligations – 11.49%** | | |
| United States Treasury Bond, | | |
| 6.125%, 11–15–27 | 2,000 | 2,209,844 |
| United States Treasury Notes: | | |
| 4.0%, 4–15–10 | 2,000 | 1,924,376 |
| 5.0%, 2–15–11 | 6,500 | 6,484,004 |
| 5.0%, 8–15–11 | 7,000 | 6,978,944 |
| 4.0%, 2–15–15 | 6,500 | 5,989,646 |
| | | 23,586,814 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 47.54%** | | **$ 97,611,604** |
| (Cost: $100,735,226) | | |
| **TOTAL INVESTMENT SECURITIES – 98.98%** | | **$203,231,003** |
| (Cost: $208,329,279) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.02%** | | **2,092,536** |
| **NET ASSETS – 100.00%** | | **$205,323,539** |

See Notes to Schedule of Investments on page 48.

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreement was outstanding at June 30, 2006. (See Note 7 to financial statements):

| Counterparty | Reference Entity | Fixed Rate | Expiration Date | Notional Amount | Unrealized Depreciation |
|---|---|---|---|---|---|
| Bear Stearns | Ford Motor Company | 8.7% | 6–20–11 | $665,000 | $(11,426) |

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $6,269,829 or 3.05% of net assets.

(B) Principal amount is denominated in the indicated foreign currency, where applicable (JPY – Japanese Yen).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## BOND PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $208,329) (Notes 1 and 3) . . . . . . . | $203,231 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,159 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 205,459 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85 |
| Unrealized depreciation on swap agreements (Note 7) . . . . . . . . . . . . . . . . | 11 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 135 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $205,324 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    39 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 207,396 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment gain . . . . . . . . . . . . . . . . . . | 4,564 |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,565) |
|     Net unrealized depreciation in value of investments. . . . . . . . . . . . . . . . | (5,110) |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $205,324 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . | $  5.2712 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,952 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 90,000 |

See Notes to Financial Statements.

# Statement of Operations

**BOND PORTFOLIO**
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                        *(Unaudited)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization. | $5,471 |
| Expenses (Note 2): | |
|     Accounting services fee | 42 |
|     Audit fees. | 10 |
|     Custodian fees. | 6 |
|     Investment management fee. | 541 |
|     Legal fees | 2 |
|     Service fee. | 257 |
|     Shareholder servicing | 4 |
|     Other | 18 |
|         Total expenses | 880 |
|         Net investment income | 4,591 |

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on securities. | (1,549) |
| Realized net gain on swaps | 8 |
| Realized net gain on foreign currency transactions | 5 |
|     Realized net loss on investments | (1,536) |
| Unrealized depreciation in value of securities during the period | (3,894) |
| Unrealized depreciation in value of swaps during the period. | (12) |
|     Unrealized depreciation in value of investments during the period | (3,906) |
|     Net loss on investments. | (5,442) |
|         Net decrease in net assets resulting from operations | $ (851) |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## BOND PORTFOLIO
*(In Thousands)* *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 4,591 | $ 8,952 |
| Realized net gain (loss) on investments . . . . . . . . | (1,536) | 1,375 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . | (3,906) | (6,882) |
| Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . | (851) | 3,445 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (9,386) |
| Realized gains on investment transactions. . . . . . . | (—) | (997) |
| | (—) | (10,383) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . | (5,817) | 774 |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . | (6,668) | (6,164) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 211,992 | 218,156 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $205,324 | $211,992 |
| Undistributed net investment income (loss) . . . . . . | $ 4,564 | $ (32) |

(1)See "Financial Highlights" on page 52.

| | | |
|---|---|---|
| (2)Shares issued from sale of shares . . . . . . . . . . . . . . . | 1,631 | 3,283 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 1,962 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,732) | (5,029) |
| Increase (decrease) in outstanding capital shares . . . . . . | (1,101) | 216 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 8,609 | $ 18,137 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 10,383 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (14,426) | (27,746) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . | $ (5,817) | $774 |

See Notes to Financial Statements.

# Financial Highlights

## BOND PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:*     *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . . . . | $5.2928 | $5.4762 | $5.5710 | $5.6032 | $5.3615 | $5.2308 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . . . . . . . . . | 0.1178 | 0.2356 | 0.2463 | 0.2667 | 0.2396 | 0.2585 |
| Net realized and unrealized gain (loss) on investments . . . . . . | (0.1394) | (0.1464) | (0.0302) | (0.0322) | 0.2417 | 0.1306 |
| Total from investment operations . . . . . . . . . . | (0.0216) | 0.0892 | 0.2161 | 0.2345 | 0.4813 | 0.3891 |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . . . . | (0.0000) | (0.2464) | (0.2463) | (0.2667) | (0.2396) | (0.2584) |
| Capital gains . . . . . . . . | (0.0000) | (0.0262) | (0.0646) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions . . . . . . . | (0.0000) | (0.2726) | (0.3109) | (0.2667) | (0.2396) | (0.2584) |
| Net asset value, end of period . . . . . . . . | $5.2712 | $5.2928 | $5.4762 | $5.5710 | $5.6032 | $5.3615 |
| Total return . . . . . . . . . . . . | −0.39% | 1.61% | 3.88% | 4.18% | 8.98% | 7.47% |
| Net assets, end of period (in millions) . . . . . . . . . | $205 | $212 | $218 | $235 | $247 | $171 |
| Ratio of expenses to average net assets . . . . . . . . . . | 0.86%[1] | 0.86% | 0.85% | 0.84% | 0.83% | 0.83% |
| Ratio of net investment income to average net assets . . . . . . . . . . | 4.46%[1] | 4.17% | 4.16% | 4.26% | 4.92% | 5.49% |
| Portfolio turnover rate . . . . | 31% | 43% | 47% | 53% | 34% | 29% |

(1) Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF CORE EQUITY PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Core Equity Portfolio had net assets totaling $749,254,905 invested in a diversified portfolio of:

| | |
|---|---|
| 82.10% | Domestic Common Stocks |
| 9.82% | Foreign Common Stocks |
| 8.08% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | | |
|---|---|---|
| | Technology Stocks . . . . . . . . . . . . . . . . . . | $19.65 |
| | Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $15.92 |
| | Financial Services Stocks . . . . . . . . . . . . . | $10.69 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 8.08 |
| | Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 7.81 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 7.45 |
| | Consumer Nondurables Stocks . . . . . . . . | $ 6.96 |
| | Health Care Stocks . . . . . . . . . . . . . . . . . | $ 6.07 |
| | Transportation Stocks . . . . . . . . . . . . . . . . | $ 4.63 |
| | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 3.93 |
| | Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 3.47 |
| | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 3.19 |
| | Consumer Services Stocks . . . . . . . . . . . | $ 2.15 |

# The Investments of Core Equity Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 1.23%** | | |
| AMR Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 361,400 | $   9,186,788 |
| | | |
| **Aircraft – 6.91%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . | 267,900 | 21,943,689 |
| L–3 Communications Holdings, Inc.   . . . . . . . . . . . . . . . | 91,200 | 6,878,304 |
| United Technologies Corporation. . . . . . . . . . . . . . . . . . . | 362,000 | 22,958,040 |
| | | 51,780,033 |
| **Beverages – 2.97%** | | |
| PepsiCo, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 370,000 | 22,214,800 |
| | | |
| **Capital Equipment – 3.87%** | | |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 201,100 | 14,977,928 |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 167,900 | 14,017,971 |
| | | 28,995,899 |
| **Chemicals – Specialty – 2.96%** | | |
| Air Products and Chemicals, Inc.  . . . . . . . . . . . . . . . . . . | 347,050 | 22,183,436 |
| | | |
| **Communications Equipment – 1.57%** | | |
| Corning Incorporated* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 487,200 | 11,785,368 |
| | | |
| **Computers – Main and Mini – 1.46%** | | |
| Hewlett-Packard Company. . . . . . . . . . . . . . . . . . . . . . . . | 344,900 | 10,926,432 |
| | | |
| **Computers – Peripherals – 4.67%** | | |
| Adobe Systems Incorporated* . . . . . . . . . . . . . . . . . . . . . | 342,200 | 10,408,013 |
| Electronic Arts Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 172,900 | 7,432,971 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . | 326,800 | 17,163,536 |
| | | 35,004,520 |
| **Defense – 3.65%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . | 417,800 | 27,349,188 |
| | | |
| **Electrical Equipment – 2.09%** | | |
| Emerson Electric Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . | 91,100 | 7,635,091 |
| Rockwell Automation, Inc.  . . . . . . . . . . . . . . . . . . . . . . . | 111,500 | 8,029,115 |
| | | 15,664,206 |
| **Electronic Components – 1.39%** | | |
| Advanced Micro Devices, Inc.* . . . . . . . . . . . . . . . . . . . . | 426,100 | 10,405,362 |

See Notes to Schedule of Investments on page 58.

# The Investments of Core Equity Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Finance Companies – 3.17%** | | |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 448,200 | **$ 23,718,744** |
| | | |
| **Food and Related – 2.34%** | | |
| Campbell Soup Company . . . . . . . . . . . . . . . . . . . . . . . | 246,900 | 9,162,459 |
| Kellogg Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 172,700 | 8,363,861 |
| | | 17,526,320 |
| **Health Care – Drugs – 2.36%** | | |
| Amgen Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 115,000 | 7,521,575 |
| Genentech, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 74,600 | 6,102,280 |
| Novartis AG, Registered Shares (A) . . . . . . . . . . . . . . . | 75,150 | 4,069,306 |
| | | 17,693,161 |
| **Health Care – General – 2.41%** | | |
| Johnson & Johnson . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 301,800 | **18,083,856** |
| | | |
| **Hospital Supply and Management – 1.30%** | | |
| Medtronic, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 207,950 | **9,757,014** |
| | | |
| **Hotels and Gaming – 2.15%** | | |
| Marriott International, Inc., Class A . . . . . . . . . . . . . . . . . | 328,700 | 12,530,044 |
| Starwood Hotels & Resorts Worldwide, Inc. . . . . . . . . . . | 59,700 | 3,602,298 |
| | | 16,132,342 |
| **Household – General Products – 1.65%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . | 205,900 | **12,333,410** |
| | | |
| **Insurance – Life – 0.69%** | | |
| Aflac Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,900 | **5,140,215** |
| | | |
| **Insurance – Property and Casualty – 4.51%** | | |
| ACE Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 328,000 | 16,593,520 |
| Berkshire Hathaway Inc., Class B* . . . . . . . . . . . . . . . . . | 5,655 | 17,208,165 |
| | | 33,801,685 |
| **Mining – 0.51%** | | |
| Phelps Dodge Corporation. . . . . . . . . . . . . . . . . . . . . . . . | 46,800 | **3,845,088** |
| | | |
| **Multiple Industry – 7.81%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,100 | 4,853,723 |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . . | 906,100 | 29,865,056 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 306,100 | 23,832,946 |
| | | 58,551,725 |

See Notes to Schedule of Investments on page 58.

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Non-Residential Construction – 1.49%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 119,900 | **$ 11,142,307** |
| **Petroleum – International – 3.43%** | | |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 419,276 | **25,722,583** |
| **Petroleum – Services – 12.49%** | | |
| Baker Hughes Incorporated. . . . . . . . . . . . . . . . . . . . . . . | 342,550 | 28,037,717 |
| Nabors Industries Ltd.*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 157,900 | 5,335,441 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . | 318,100 | 20,711,491 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 262,800 | 11,686,716 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89,800 | 7,212,736 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . . . | 414,900 | 20,587,338 |
| | | **93,571,439** |
| **Railroad – 2.26%** | | |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 182,200 | **16,937,312** |
| **Retail – General Merchandise – 1.70%** | | |
| Kohl's Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215,000 | **12,710,800** |
| **Retail – Specialty Stores – 1.49%** | | |
| Best Buy Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 203,600 | **11,165,424** |
| **Security and Commodity Brokers – 2.32%** | | |
| Marsh & McLennan Companies, Inc. . . . . . . . . . . . . . . . | 248,300 | 6,676,787 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . | 255,400 | 10,726,800 |
| | | **17,403,587** |
| **Trucking and Shipping – 1.14%** | | |
| United Parcel Service, Inc., Class B . . . . . . . . . . . . . . . . | 103,900 | **8,554,087** |
| **Utilities – Electric – 0.98%** | | |
| Dominion Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 97,900 | **7,321,941** |
| **Utilities – Telephone – 2.95%** | | |
| AT&T Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 438,600 | 12,232,554 |
| UBS AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 90,000 | 9,864,627 |
| | | **22,097,181** |
| **TOTAL COMMON STOCKS – 91.92%** | | **$688,706,253** |
| (Cost: $529,524,090) | | |

See Notes to Schedule of Investments on page 58.

# The Investments of Core Equity Portfolio

*June 30, 2006* *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** | | |
| **Aluminum – 1.01%** | | |
| Alcoa Incorporated, | | |
| 5.3%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 7,566 | $ 7,563,772 |
| **Banks – 1.33%** | | |
| Lloyds TSB Bank PLC, | | |
| 5.16%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,994,267 |
| **Beverages – 0.67%** | | |
| PepsiCo, Inc., | | |
| 5.21%, 7–28–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,993,488 |
| **Forest and Paper Products – 0.51%** | | |
| Kimberly-Clark Worldwide Inc., | | |
| 5.18%, 7–13–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 3,848 | 3,841,356 |
| **Household – General Products – 0.27%** | | |
| Colgate-Palmolive Company, | | |
| 5.2%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,994,511 |
| **Publishing – 1.33%** | | |
| Gannett Co., Inc., | | |
| 5.15%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,994,278 |
| **Utilities – Electric – 0.67%** | | |
| PacifiCorp, | | |
| 5.17%, 7–7–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,995,692 |
| **Total Commercial Paper – 5.79%** | | 43,377,364 |
| **Commercial Paper (backed by irrevocable bank letter of credit)** | | |
| **Food and Related – 0.66%** | | |
| COFCO Capital Corp. (Rabobank Nederland), | | |
| 5.26%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,986,119 |
| **Multiple Industry – 0.67%** | | |
| Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch), | | |
| 5.07%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,996,479 |
| **Total Commercial Paper (backed by irrevocable bank letter of credit) – 1.33%** | | $ 9,982,598 |
| **TOTAL SHORT-TERM SECURITIES – 7.12%** | | $ 53,359,962 |

(Cost: $53,359,962)

See Notes to Schedule of Investments on page 58.

# The Investments of Core Equity Portfolio

*June 30, 2006*                                                   *(Unaudited)*

|                                                                    | Value |
|--------------------------------------------------------------------|------:|
| **TOTAL INVESTMENT SECURITIES – 99.04%**<br>(Cost: $582,884,052)   | **$742,066,215** |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.96%**              | **7,188,690** |
| **NET ASSETS – 100.00%**                                           | **$749,254,905** |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## CORE EQUITY PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*        *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $582,884) (Notes 1 and 3) . . . . . . . | $742,066 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,056 |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 823 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750,964 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 1,102 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 476 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,709 |
|         Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $749,255 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 62 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 616,035 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . | 2,155 |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (28,181) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . | 159,184 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $749,255 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . | $12.1292 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 61,773 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 170,000 |

See Notes to Financial Statements.

# Statement of Operations

## CORE EQUITY PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                                      *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $74) | $ 4,528 |
| Interest and amortization. | 1,412 |
| Total income | 5,940 |
| Expenses (Note 2): | |
| Accounting services fee | 90 |
| Audit fees. | 14 |
| Custodian fees. | 14 |
| Investment management fee. | 2,605 |
| Legal fees | 7 |
| Service fee. | 930 |
| Shareholder servicing | 17 |
| Other | 64 |
| Total expenses | 3,741 |
| Net investment income | 2,199 |

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. | 55,402 |
| Realized net gain on swaps | 4,920 |
| Realized net loss on foreign currency transactions | (3) |
| Realized net gain on investments | 60,319 |
| Unrealized appreciation in value of investments during the period | 1,969 |
| Net gain on investments. | 62,288 |
| Net increase in net assets resulting from operations | $64,487 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## CORE EQUITY PORTFOLIO
*(In Thousands)*                                                          *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | $ 2,199 | $ 2,323 |
| Realized net gain on investments . . . . . . . . . . . . | 60,319 | 86,343 |
| Unrealized appreciation (depreciation) . . . . . . . . | 1,969 | (26,639) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . | 64,487 | 62,027 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . | (—) | (2,367) |
| Realized gains on investment transactions. . . . . . | (—) | (—) |
| | (—) | (2,367) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . | (38,382) | (73,602) |
| Total increase (decrease). . . . . . . . . . . . . . . . | 26,105 | (13,942) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . | 723,150 | 737,092 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $749,255 | $723,150 |
| Undistributed net investment income (loss) . . . . . | $ 2,155 | $ (41) |

(1)See "Financial Highlights" on page 62.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares . . . . . . . . . . . . . . . | 1,207 | 2,126 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . | — | 213 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,453) | (9,324) |
| Decrease in outstanding capital shares. . . . . . . . . . . . | (3,246) | (6,985) |
| Value issued from sale of shares . . . . . . . . . . . . . . . . . | $ 14,305 | $ 22,345 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . | — | 2,367 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (52,687) | (98,314) |
| Decrease in outstanding capital. . . . . . . . . . . . . . . . . . | $ (38,382) | $(73,602) |

See Notes to Financial Statements.

# Financial Highlights

## CORE EQUITY PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:* (Unaudited)

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . | $11.1221 | $10.2369 | $ 9.3996 | $8.0720 | $10.3608 | $12.2027 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . . . . . . | 0.0356 | 0.0358 | 0.0622 | 0.0662 | 0.0476 | 0.0231 |
| Net realized and unrealized gain (loss) on investments . . . | 0.9715 | 0.8859 | 0.8373 | 1.3276 | (2.2888) | (1.8418) |
| Total from investment operations. . . . . . . | 1.0071 | 0.9217 | 0.8995 | 1.3938 | (2.2412) | (1.8187) |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . | (0.0000) | (0.0365) | (0.0622) | (0.0662) | (0.0476) | (0.0229) |
| Capital gains. . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0003) |
| Total distributions . . . | (0.0000) | (0.0365) | (0.0622) | (0.0662) | (0.0476) | (0.0232) |
| Net asset value, end of period . . . . | $12.1292 | $11.1221 | $10.2369 | $9.3996 | $ 8.0720 | $10.3608 |
| Total return . . . . . . . . | 9.05% | 9.01% | 9.57% | 17.27% | −21.63% | −14.91% |
| Net assets, end of period (in millions) . . . . . . | $749 | $723 | $737 | $736 | $650 | $913 |
| Ratio of expenses to average net assets. . . . . . . | 1.01%[1] | 1.01% | 1.01% | 1.00% | 0.99% | 0.98% |
| Ratio of net investment income to average net assets. . . . . . . | 0.59%[1] | 0.32% | 0.62% | 0.78% | 0.50% | 0.21% |
| Portfolio turnover rate . . . . . . . . . . . | 35% | 62% | 54% | 49% | 38% | 31% |

[1]Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF DIVIDEND INCOME PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Dividend Income Portfolio had net assets totaling $58,397,186 invested in a diversified portfolio of:

| | |
|---|---|
| 83.94% | Domestic Common Stocks |
| 9.67% | Cash and Cash Equivalents |
| 6.39% | Foreign Common Stocks |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | | |
|---|---|---|
| | Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $20.08 |
| | Financial Services Stocks . . . . . . . . . . . . . | $15.62 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 9.67 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 9.07 |
| | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 8.15 |
| | Consumer Nondurables Stocks . . . . . . . . | $ 6.85 |
| | Multi-Industry Stocks . . . . . . . . . . . . . . . . . | $ 6.29 |
| | Technology Stocks . . . . . . . . . . . . . . . . . . | $ 5.46 |
| | Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 4.60 |
| | Consumer Services Stocks . . . . . . . . . . . . | $ 3.47 |
| | Transportation Stocks . . . . . . . . . . . . . . . . | $ 3.30 |
| | Health Care Stocks . . . . . . . . . . . . . . . . . | $ 3.16 |
| | Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 2.89 |
| | Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 1.39 |

# The Investments of Dividend Income Portfolio

June 30, 2006                                                        *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 2.51%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,669 | $ 955,808 |
| Goodrich Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,706 | 511,925 |
| | | **1,467,733** |
| **Aluminum – 0.77%** | | |
| Alcoa Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,958 | **451,681** |
| **Banks – 2.84%** | | |
| Bank of America Corporation. . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 962,000 |
| Mellon Financial Corporation . . . . . . . . . . . . . . . . . . . . . . . | 8,806 | 303,191 |
| Wells Fargo & Company . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,823 | 390,607 |
| | | **1,655,798** |
| **Beverages – 1.59%** | | |
| Diageo plc, ADR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,761 | **929,556** |
| **Business Equipment and Services – 0.84%** | | |
| Genuine Parts Company . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,845 | **493,463** |
| **Capital Equipment – 4.43%** | | |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,456 | 1,225,643 |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,284 | 1,359,551 |
| | | **2,585,194** |
| **Chemicals – Petroleum and Inorganic – 0.77%** | | |
| du Pont (E.I.) de Nemours and Company . . . . . . . . . . . . . . | 10,882 | **452,691** |
| **Chemicals – Specialty – 1.84%** | | |
| Air Products and Chemicals, Inc.  . . . . . . . . . . . . . . . . . . . | 16,770 | **1,071,938** |
| **Computers – Peripherals – 1.87%** | | |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . . | 20,796 | **1,092,206** |
| **Electrical Equipment – 0.55%** | | |
| Emerson Electric Co.  . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,809 | **319,232** |
| **Electronic Components – 1.08%** | | |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . . . | 10,544 | 354,331 |
| Texas Instruments Incorporated. . . . . . . . . . . . . . . . . . . . . | 9,201 | 278,698 |
| | | **633,029** |

See Notes to Schedule of Investments on page 68.

# The Investments of Dividend Income Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Finance Companies – 2.99%** | | |
| SLM Corporation | 32,986 | $ 1,745,619 |
| **Food and Related – 0.93%** | | |
| Campbell Soup Company | 14,720 | 546,259 |
| **Health Care – Drugs – 1.07%** | | |
| Pfizer Inc. | 26,523 | 622,495 |
| **Health Care – General – 1.16%** | | |
| Johnson & Johnson | 11,350 | 680,092 |
| **Hospital Supply and Management – 0.93%** | | |
| Medtronic, Inc. | 11,598 | 544,178 |
| **Hotels and Gaming – 3.47%** | | |
| Harrah's Entertainment, Inc. | 10,212 | 726,890 |
| Starwood Hotels & Resorts Worldwide, Inc. | 21,500 | 1,297,310 |
| | | **2,024,200** |
| **Household – General Products – 2.94%** | | |
| Colgate-Palmolive Company | 19,354 | 1,159,304 |
| Procter & Gamble Company (The) | 10,025 | 557,390 |
| | | **1,716,694** |
| **Insurance – Property and Casualty – 2.48%** | | |
| Allstate Corporation (The) | 13,603 | 744,492 |
| St. Paul Companies, Inc. (The) | 15,743 | 701,823 |
| | | **1,446,315** |
| **Metal Fabrication – 1.18%** | | |
| Loews Corporation, Carolina Group | 13,414 | 689,077 |
| **Mining – 1.23%** | | |
| Freeport-McMoRan Copper & Gold Inc., Class B | 12,982 | 719,333 |
| **Multiple Industry – 6.29%** | | |
| 3M Company | 7,258 | 586,229 |
| Altria Group, Inc. | 20,608 | 1,513,245 |
| General Electric Company | 47,803 | 1,575,587 |
| | | **3,675,061** |

See Notes to Schedule of Investments on page 68.

# The Investments of Dividend Income Portfolio

*June 30, 2006*                  *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Non-Residential Construction – 2.91%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,261 | $ 1,696,995 |
| | | |
| **Petroleum – International – 7.33%** | | |
| Anadarko Petroleum Corporation . . . . . . . . . . . . . . . . . . . . . | 23,288 | 1,110,605 |
| BP p.l.c., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,201 | 501,262 |
| ConocoPhillips . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,183 | 732,822 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,158 | 1,604,793 |
| Marathon Oil Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,966 | 330,368 |
| | | **4,279,850** |
| **Petroleum – Services – 12.75%** | | |
| BJ Services Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,411 | 760,514 |
| Baker Hughes Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . | 21,677 | 1,774,262 |
| Grant Prideco, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,274 | 549,261 |
| National Oilwell Varco, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 11,849 | 750,279 |
| Patterson-UTI Energy, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 10,334 | 293,124 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,939 | 1,949,328 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,182 | 737,498 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . . . . . . | 12,674 | 628,884 |
| | | **7,443,150** |
| **Railroad – 1.23%** | | |
| Union Pacific Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,760 | **721,370** |
| | | |
| **Real Estate Investment Trust – 2.89%** | | |
| Host Hotels & Resorts, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 13,146 | 287,503 |
| ProLogis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,879 | 619,133 |
| Simon Property Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 9,437 | 782,705 |
| | | **1,689,341** |
| **Retail – General Merchandise – 0.54%** | | |
| Federated Department Stores, Inc. . . . . . . . . . . . . . . . . . . | 8,636 | **316,078** |
| | | |
| **Security and Commodity Brokers – 7.31%** | | |
| AllianceBernstein Holding L.P. . . . . . . . . . . . . . . . . . . . . . . | 19,388 | 1,185,382 |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . . . . . | 2,636 | 1,294,671 |
| Legg Mason, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,812 | 279,850 |
| Marsh & McLennan Companies, Inc. . . . . . . . . . . . . . . . . . . | 24,345 | 654,637 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . . | 20,369 | 855,498 |
| | | **4,270,038** |

See Notes to Schedule of Investments on page 68.

# The Investments of Dividend Income Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Tobacco – 1.40%** | | |
| Reynolds American Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,086 | $ 817,016 |
| | | |
| **Trucking and Shipping – 2.06%** | | |
| United Parcel Service, Inc., Class B . . . . . . . . . . . . . . . . . . | 14,614 | 1,203,171 |
| | | |
| **Utilities – Electric – 2.52%** | | |
| Dominion Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 7,828 | 585,456 |
| NRG Energy, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,221 | 588,808 |
| NiSource Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,546 | 295,845 |
| | | 1,470,109 |
| **Utilities – Gas and Pipeline – 2.59%** | | |
| Enbridge Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,995 | 580,677 |
| Kinder Morgan, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,308 | 929,776 |
| | | 1,510,453 |
| **Utilities – Telephone – 3.04%** | | |
| BellSouth Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,404 | 521,425 |
| Iowa Telecommunications Services, Inc. . . . . . . . . . . . . . . | 35,038 | 662,919 |
| Valor Communications Group, Inc. . . . . . . . . . . . . . . . . . . | 51,514 | 589,835 |
| | | 1,774,179 |
| | | |
| **TOTAL COMMON STOCKS – 90.33%** | | **$52,753,594** |
| (Cost: $44,707,525) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Certificate of Deposit – 2.57%** | | |
| **Banks** | | |
| Wells Fargo & Company, | | |
| 5.21%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,500 | 1,500,000 |
| | | |
| **Commercial Paper** | | |
| **Aircraft – 2.67%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,560 | 1,559,542 |
| | | |
| **Food and Related – 2.57%** | | |
| Nestle Capital Corp., | | |
| 5.1%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,498,937 |

See Notes to Schedule of Investments on page 68.

# The Investments of Dividend Income Portfolio

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Utilities – Gas and Pipeline – 1.59%** | | |
| Michigan Consolidated Gas Co., | | |
| 5.35%, 7–3–06 ............................. | $930 | $ 929,724 |
| **Total Commercial Paper – 6.83%** | | 3,988,203 |
| **TOTAL SHORT-TERM SECURITIES – 9.40%** | | $ 5,488,203 |
| (Cost: $5,488,203) | | |
| **TOTAL INVESTMENT SECURITIES – 99.73%** | | $58,241,797 |
| (Cost: $50,195,728) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.27%** | | 155,389 |
| **NET ASSETS – 100.00%** | | $58,397,186 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No income dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## DIVIDEND INCOME PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $50,196) (Notes 1 and 3) . . . . . . . . . | $58,242 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 103 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58,507 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . | 90 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $58,397 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    9 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,439 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | 370 |
|     Accumulated undistributed net realized gain on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 533 |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . | 8,046 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $58,397 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . | $6.6434 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,790 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

See Notes to Financial Statements.

# Statement of Operations

## DIVIDEND INCOME PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)* *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $2) . . . . . . . . . . . . . . . . . . . . | $ 492 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 646 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 179 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 276 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 370 |

**REALIZED AND UNREALIZED GAIN**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 485 |
| Realized net gain on swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 217 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 702 |
| Unrealized appreciation in value of investments during the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,968 |
| Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,670 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | $4,040 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## DIVIDEND INCOME PORTFOLIO

*(In Thousands)*                                                              *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 370 | $ 452 |
| Realized net gain (loss) on investments . . . . . . . . . . | 702 | (157) |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . . . | 2,968 | 3,844 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 4,040 | 4,139 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | (—) | (452) |
| Realized gains on investment transactions. . . . . . . . | (—) | (—) |
| | (—) | (452) |
| Capital share transactions[2] . . . . . . . . . . . . . . . . . . | 10,957 | 22,610 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,997 | 26,297 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,400 | 17,103 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $58,397 | $43,400 |
| Undistributed net investment income (loss) . . . . . . . | $ 370 | $ (—)* |

(1) See "Financial Highlights" on page 72 .

| | | |
|---|---|---|
| (2) Shares issued from sale of shares . . . . . . . . . . . . . . . . | 1,881 | 4,101 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 74 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (192) | (204) |
| Increase in outstanding capital shares . . . . . . . . . . . . . . . | 1,689 | 3,971 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . . | $12,200 | $23,356 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 451 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,243) | (1,197) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . . | $10,957 | $22,610 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Financial Highlights

*For a Share of Capital Stock Outstanding Throughout Each Period:*     *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | For the fiscal period from 12-30-03[1] through 12-31-03 |
|---|---|---|---|---|
| | | **2005** | **2004** | |
| Net asset value, beginning of period . . . . . . . . . . | $6.1121 | $5.4645 | $5.0000 | $5.0000 |
| Income from investment operations: | | | | |
| Net investment income . . . . . . . | 0.0174 | 0.0643 | 0.0337 | 0.0000 |
| Net realized and unrealized gain on investments. . . . . . . . . . | 0.5139 | 0.6476 | 0.4645 | 0.0000 |
| Total from investment operations . . . . . . . . . . . . . . . . | 0.5313 | 0.7119 | 0.4982 | 0.0000 |
| Less distributions from: | | | | |
| Net investment income . . . . . . . | (0.0000) | (0.0643) | (0.0337) | (0.0000) |
| Capital gains . . . . . . . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions . . . . . . . . . . . . | (0.0000) | (0.0643) | (0.0337) | (0.0000) |
| Net asset value, end of period . . . . . . . . . . . . . . | $6.6434 | $6.1121 | $5.4645 | $5.0000 |
| Total return . . . . . . . . . . . . . . . . . . | 8.69% | 13.03% | 9.96% | 0.00% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $58 | $43 | $17 | $—* |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . . . . | 1.08%[2] | 0.93% | 0.76% | 0.00% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . | 1.45%[2] | 1.53% | 2.08% | 0.00% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . . . . | 1.08%[2][3] | 1.12% | 1.46% | 0.00% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . | 1.45%[2][3] | 1.35% | 1.38% | 0.00% |
| Portfolio turnover rate . . . . . . . . . . | 7% | 22% | 22% | 0% |

  *Not shown due to rounding.
(1)Commencement of operations.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF ENERGY PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Energy Portfolio had net assets totaling $4,461,167 invested in a diversified portfolio of:

| | |
|---|---|
| 69.71% | Domestic Common Stocks |
| 17.65% | Foreign Common Stocks |
| 12.64% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio was invested by industry and geographic region, repectively, as follows:



| | | |
|---|---|---|
| ■ | Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $64.89 |
| ■ | Cash and Cash Equivalents . . . . . . . . . . . | $12.64 |
| ■ | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 6.76 |
| ■ | Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 6.67 |
| ■ | Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 3.79 |
| ■ | Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 2.86 |
| ☐ | Business Equipment and Services Stocks | $ 2.39 |

| | | |
|---|---|---|
| ■ | United States . . . . . . . . . . . . . . . . . . . . . . . | $69.71 |
| ■ | Cash and Cash Equivalents . . . . . . . . . . . | $12.64 |
| ■ | Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.71 |
| ■ | Bermuda . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.06 |
| ■ | Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4.23 |
| ■ | Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . | $ 1.25 |
| ☐ | South America . . . . . . . . . . . . . . . . . . . . . . | $ 0.40 |

# The Investments of Energy Portfolio

June 30, 2006                                                              *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Business Equipment and Services – 2.39%** | | |
| Bucyrus International, Inc., Class A. . . . . . . . . . . . . . . . . . . . | 900 | $    45,445 |
| Headwaters Incorporated*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 25,560 |
| Jacobs Engineering Group Inc.* . . . . . . . . . . . . . . . . . . . . . . | 450 | 35,838 |
| | | 106,843 |
| **Capital Equipment – 4.38%** | | |
| Cameron International Corporation* . . . . . . . . . . . . . . . . . . . | 1,850 | 88,374 |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 37,240 |
| Shaw Group Inc. (The)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 31,970 |
| SunPower Corporation, Class A*. . . . . . . . . . . . . . . . . . . . . . | 850 | 23,707 |
| Suntech Power Holdings Co., Ltd., ADR* . . . . . . . . . . . . . . . | 500 | 14,125 |
| | | 195,416 |
| **Chemicals – Specialty – 0.97%** | | |
| VeraSun Energy Corporation* . . . . . . . . . . . . . . . . . . . . . . . . | 1,650 | 43,296 |
| **Coal – 4.51%** | | |
| Alpha Natural Resources, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 34,335 |
| Foundation Coal Holdings, Inc.   . . . . . . . . . . . . . . . . . . . . . . | 950 | 44,583 |
| Massey Energy Company . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 36,000 |
| Peabody Energy Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 1,550 | 86,413 |
| | | 201,331 |
| **Electrical Equipment – 0.52%** | | |
| Hydrogenics Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,450 | 23,011 |
| **Electronic Components – 0.70%** | | |
| Evergreen Solar, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,400 | 31,164 |
| **Electronic Instruments – 0.33%** | | |
| Energy Conversion Devices, Inc.* . . . . . . . . . . . . . . . . . . . . . | 400 | 14,594 |
| **Food and Related – 1.11%** | | |
| Archer Daniels Midland Company . . . . . . . . . . . . . . . . . . . . . | 1,200 | 49,536 |
| **Mining – 1.89%** | | |
| Arch Coal, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 44,489 |
| Cameco Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 39,970 |
| | | 84,459 |
| **Multiple Industry – 1.65%** | | |
| General Electric Company. . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 37,904 |
| Technip SA, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 35,828 |
| | | 73,732 |

See Notes to Schedule of Investments on page 76.

# The Investments of Energy Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Non-Residential Construction – 1.77%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 850 | $ 78,990 |
| | | |
| **Petroleum – Canada – 0.91%** | | |
| Suncor Energy Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 40,505 |
| | | |
| **Petroleum – Domestic – 1.16%** | | |
| Sunoco, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 51,968 |
| | | |
| **Petroleum – International – 27.76%** | | |
| Anadarko Petroleum Corporation . . . . . . . . . . . . . . . . . . . . . . | 1,550 | 73,919 |
| Apache Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 78,487 |
| BP p.l.c., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,400 | 97,454 |
| CNOOC Limited, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 20,095 |
| ConocoPhillips . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 81,912 |
| Devon Energy Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,300 | 78,533 |
| EOG Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 76,274 |
| EnCana Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 47,376 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,900 | 116,565 |
| Hess Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 42,280 |
| Marathon Oil Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 66,640 |
| Newfield Exploration Company* . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 122,350 |
| Noble Energy, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | 84,348 |
| Occidental Petroleum Corporation. . . . . . . . . . . . . . . . . . . . . . | 800 | 82,040 |
| PetroChina Company Limited, ADR . . . . . . . . . . . . . . . . . . . . | 200 | 21,594 |
| Petroleo Brasileiro S.A. – Petrobras, ADR . . . . . . . . . . . . . . . | 200 | 17,862 |
| Statoil ASA, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 35,650 |
| TOTAL S.A., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 19,656 |
| Talisman Energy Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,300 | 75,164 |
| | | **1,238,199** |
| **Petroleum – Services – 30.55%** | | |
| BJ Services Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,400 | 89,424 |
| Baker Hughes Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,650 | 135,052 |
| Complete Production Services, Inc.* . . . . . . . . . . . . . . . . . . . . | 3,750 | 88,650 |
| ENSCO International Incorporated . . . . . . . . . . . . . . . . . . . . . | 1,250 | 57,525 |
| Grant Prideco, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,850 | 82,788 |
| Halliburton Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 850 | 63,079 |
| Nabors Industries Ltd.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,450 | 116,576 |
| National Oilwell Varco, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 1,850 | 117,142 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,950 | 126,965 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,950 | 86,717 |

See Notes to Schedule of Investments on page 76.

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Petroleum – Services** (Continued) | | |
| TODCO, Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,650 | $    67,403 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 80,320 |
| Valero Energy Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 116,410 |
| Warrior Energy Services Corporation* . . . . . . . . . . . . . . . . | 1,050 | 25,667 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . . . . . | 2,200 | 109,164 |
| | | **1,362,882** |
| **Utilities – Electric – 3.32%** | | |
| Entergy Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 74,287 |
| Exelon Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,300 | 73,879 |
| | | **148,166** |
| **Utilities – Gas and Pipeline – 3.44%** | | |
| Enbridge Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,400 | 73,368 |
| Kinder Morgan, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 79,912 |
| | | **153,280** |
| **TOTAL COMMON STOCKS – 87.36%** | | **$3,897,372** |
| (Cost: $3,981,352) | | |

| SHORT-TERM SECURITY – 11.32% | Principal Amount in Thousands | |
|---|---|---|
| **United States Government Agency Obligation** | | |
| Federal Home Loan Bank, | | |
| 4.8%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $505 | **$   504,865** |
| (Cost: $504,865) | | |
| **TOTAL INVESTMENT SECURITIES – 98.68%** | | **$4,402,237** |
| (Cost: $4,486,217) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.32%** | | **58,930** |
| **NET ASSETS – 100.00%** | | **$4,461,167** |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## ENERGY PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $4,486) (Notes 1 and 3) . . . . . . . . . | $ 4,402 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 506 |
| Receivables: | |
|    Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 90 |
|    Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
|    Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,036 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 567 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 575 |
|        Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4,461 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|    Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|    Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,537 |
| Accumulated undistributed income (loss): | |
|    Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . . | 8 |
|    Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1) |
|    Net unrealized depreciation in value of investments . . . . . . . . . . . . . . . . . | (84) |
|      Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $ 4,461 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . | $4.7531 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 939 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

**ENERGY PORTFOLIO**
*For the Period from May 1, 2006[1] through June 30, 2006*
*(In Thousands)*　　　　　　　　　　　　　　　　　　　　*(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization. | $ 7 |
| Dividends. | 5 |
| Total income. | 12 |

Expenses (Note 2):

| | |
|---|---:|
| Custodian fees. | 2 |
| Investment management fee. | 4 |
| Legal fees | —* |
| Service fee. | 1 |
| Shareholder servicing | —* |
| Other | 1 |
| Total | 8 |
| Less voluntary waiver of investment management fee (Note 2) | (4) |
| Total expenses | 4 |
| Net investment income | 8 |

**REALIZED AND UNREALIZED**
**LOSS ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on investments. | (1) |
| Unrealized depreciation in value of investments during the period | (84) |
| Net loss on investments | (85) |
| Net decrease in net assets resulting from operations | $(77) |

*Not shown due to rounding.
(1)Commencement of operations.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## ENERGY PORTFOLIO
*For the Period from May 1, 2006[1] through June 30, 2006*
*(In Thousands)*                                        *(Unaudited)*

**INCREASE IN NET ASSETS**

Operations:

| | |
|---|---:|
| Net investment income | $ 8 |
| Realized net loss on investments | (1) |
| Unrealized depreciation | (84) |
| Net decrease in net assets resulting from operations | (77) |
| Distributions to shareholders from (Note 1E):[2] | |
| Net investment income | (—) |
| Realized gains on investment transactions | (—) |
| | (—) |
| Capital share transactions[3] | 4,538 |
| Total increase | 4,461 |

**NET ASSETS**

| | |
|---|---:|
| Beginning of period | — |
| End of period | $4,461 |
| Undistributed net investment income | $ 8 |

(1) Commencement of operations.
(2) See "Financial Highlights" on page 80.

| | |
|---|---:|
| (3) Shares issued from sale of shares | 947 |
| Shares issued from reinvestment of dividend and/or capital gains distribution | — |
| Shares redeemed | (8) |
| Increase in outstanding capital shares | 939 |
| Value issued from sale of shares | $4,578 |
| Value issued from reinvestment of dividend and/or capital gains distribution | — |
| Value redeemed | (40) |
| Increase in outstanding capital | $4,538 |

See Notes to Financial Statements.

# Financial Highlights

*For a Share of Capital Stock Outstanding Throughout the Period:*     *(Unaudited)*

| | For the period from 5-1-06[1] through 6-30-06 |
|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5.0000 |
| Income (loss) from investment operations: | |
|     Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.0089 |
|     Net realized and unrealized loss on investments . . . . . . . . . . . . . . . . . . . . | (0.2558) |
| Total from investment operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.2469) |
| Less distributions from: | |
|     Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) |
|     Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) |
| Net asset value, end of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4.7531 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | −4.94% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4 |
| Ratio of expenses to average net assets | |
|     including voluntary expense waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.74%[2] |
| Ratio of net investment income to average net assets | |
|     including voluntary expense waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.56%[2] |
| Ratio of expenses to average net assets | |
|     excluding voluntary expense waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.57%[2] |
| Ratio of net investment income to average net assets | |
|     excluding voluntary expense waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.73%[2] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3% |

(1)Commencement of operations.
(2)Annualized.

## SHAREHOLDER SUMMARY OF
## GLOBAL NATURAL RESOURCES PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Global Natural Resources Portfolio had net assets totaling $66,901,539 invested in a diversified portfolio of:

| | |
|---|---|
| 52.22% | Foreign Common Stocks |
| 43.98% | Domestic Common Stocks |
| 3.80% | Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| United States........................ | $43.98 |
| Canada ............................ | $14.31 |
| Brazil .............................. | $13.80 |
| Pacific Basin ........................ | $ 8.17 |
| South Africa......................... | $ 4.64 |
| Cayman Islands...................... | $ 4.30 |
| Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts................ | $ 3.80 |
| Europe............................. | $ 2.53 |
| Mexico............................. | $ 2.47 |
| Other Bahamas/Caribbean............ | $ 1.14 |
| Other South America ................ | $ 0.86 |



| | |
|---|---|
| Energy Stocks ...................... | $42.40 |
| Raw Materials Stocks ................ | $38.80 |
| Shelter Stocks ...................... | $ 4.17 |
| Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts................ | $ 3.80 |
| Multi-Industry Stocks................. | $ 3.50 |
| Capital Goods Stocks ................ | $ 2.90 |
| Miscellaneous Stocks ............... | $ 2.22 |
| Utilities Stocks ..................... | $ 2.21 |

# The Investments of Global Natural Resources Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 1.53%** | | |
| Excel Coal Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,833 | $ 202,891 |
| Excel Coal Limited (A)(B). . . . . . . . . . . . . . . . . . . . . . . . | 17,700 | 106,144 |
| Lihir Gold Limited (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 303,100 | 648,675 |
| Sino Gold Limited (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 17,799 | 66,132 |
| | | 1,023,842 |
| **Bermuda – 1.14%** | | |
| China Gas Holdings Limited (A)*. . . . . . . . . . . . . . . . . . . . | 1,359,500 | 215,313 |
| Tsakos Energy Navigation Limited . . . . . . . . . . . . . . . . . . | 7,600 | 316,768 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . . . . | 4,600 | 228,252 |
| | | 760,333 |
| **Brazil – 13.80%** | | |
| Aracruz Celulose S.A., ADR . . . . . . . . . . . . . . . . . . . . . . | 21,000 | 1,100,820 |
| Arcelor Brasil S.A. (A)(C) . . . . . . . . . . . . . . . . . . . . . . . . | 11,500 | 178,986 |
| Bradespar S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,900 | 472,211 |
| CPFL Energia S.A., ADR. . . . . . . . . . . . . . . . . . . . . . . . . | 4,300 | 157,165 |
| Companhia de Saneamento Basico do Estado | | |
|     de Sao Paulo – SABESP, ADR. . . . . . . . . . . . . . . . . . | 14,300 | 336,765 |
| Companhia Energetica de Minas Gerais – | | |
|     CEMIG, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,700 | 583,757 |
| Companhia Siderurgica Nacional (A) . . . . . . . . . . . . . . . . | 23,700 | 764,760 |
| Companhia Siderurgica Nacional, ADR . . . . . . . . . . . . . . | 33,600 | 1,081,920 |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . . . | 94,000 | 2,259,760 |
| Companhia Vale do Rio Doce, Class A (A) . . . . . . . . . . . . | 11,761 | 239,461 |
| Petroleo Brasileiro S.A. – Petrobras, ADR. . . . . . . . . . . . . | 4,100 | 366,171 |
| Suzano Bahia Sul Papel E Celulose S.A. (A) . . . . . . . . . . | 177,700 | 1,046,066 |
| Votorantim Celulose e Papel S.A. (A)*. . . . . . . . . . . . . . . . | 12,100 | 188,827 |
| Votorantim Celulose e Papel S.A., ADR . . . . . . . . . . . . . . | 29,400 | 458,052 |
| | | 9,234,721 |
| **Canada – 14.31%** | | |
| Agnico-Eagle Mines Limited (A). . . . . . . . . . . . . . . . . . . . | 14,300 | 474,105 |
| Barrick Gold Corporation (A) . . . . . . . . . . . . . . . . . . . . . . | 88,100 | 2,602,054 |
| Breaker Energy Ltd., Class A (A)* . . . . . . . . . . . . . . . . . . | 38,600 | 212,658 |
| Cambior Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 249,200 | 676,410 |
| Canadian Natural Resources Limited (A) . . . . . . . . . . . . . | 12,200 | 674,535 |
| Crew Energy Inc. (A)*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,600 | 211,269 |
| Eldorado Gold Corporation (A)*. . . . . . . . . . . . . . . . . . . . . | 67,100 | 325,792 |
| Glamis Gold Ltd. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,300 | 731,681 |
| Hydrogenics Corporation (A)* . . . . . . . . . . . . . . . . . . . . . | 15,800 | 38,499 |

See Notes to Schedule of Investments on page 86.

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **Canada** (Continued) | | |
| IAMGOLD Corporation (A). . . . . . . . . . . . . . . . . . . . . . . . | 50,300 | $ 446,991 |
| Inco Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,300 | 283,123 |
| Kinross Gold Corporation (A)* . . . . . . . . . . . . . . . . . . . | 117,500 | 1,280,995 |
| Pason Systems Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 16,700 | 244,598 |
| Potash Corporation of Saskatchewan Inc. (A) . . . . . . . . . . | 2,500 | 214,100 |
| Pure Energy Services Ltd. (A)(B)* . . . . . . . . . . . . . . . . . | 7,100 | 129,114 |
| Savanna Energy Services Corp. (A)* . . . . . . . . . . . . . . . | 6,700 | 137,265 |
| Superior Plus Income Fund (A) . . . . . . . . . . . . . . . . . . . | 4,600 | 45,328 |
| Trican Well Service Ltd. (A)* . . . . . . . . . . . . . . . . . . . . | 18,100 | 361,578 |
| Western Oil Sands Inc., Class A (A)* . . . . . . . . . . . . . . . | 13,500 | 374,174 |
| zed.i solutions inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . | 88,800 | 111,368 |
| | | 9,575,637 |
| **Cayman Islands – 4.30%** | | |
| Apex Silver Mines Limited* . . . . . . . . . . . . . . . . . . . . . | 41,600 | 626,080 |
| Noble Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,200 | 2,247,484 |
| | | 2,873,564 |
| **China – 1.27%** | | |
| China Petroleum & Chemical Corporation, | | |
| H Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 672,000 | 385,048 |
| China Shenhua Energy Company Limited, | | |
| H Shares (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 53,200 | 98,299 |
| PetroChina Company Limited, H Shares (A) . . . . . . . . . . . | 167,000 | 178,476 |
| Xinao Gas Holdings Limited (A). . . . . . . . . . . . . . . . . . . | 196,000 | 186,756 |
| | | 848,579 |
| **Japan – 0.47%** | | |
| Shin-Etsu Chemical Co., Ltd. (A)* . . . . . . . . . . . . . . . . . | 5,800 | 315,239 |
| **Mexico – 2.47%** | | |
| Cemex, S.A. de C.V., ADR* . . . . . . . . . . . . . . . . . . . . . | 28,962 | 1,649,965 |
| **Norway – 0.63%** | | |
| Statoil ASA, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,800 | 422,096 |
| **Peru – 0.86%** | | |
| Compania de Minas Buenaventura S.A.A., ADR . . . . . . . . | 21,000 | 572,880 |
| **Russia – 0.35%** | | |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,850 | 237,120 |

See Notes to Schedule of Investments on page 86.

# The Investments of Global Natural Resources Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **South Africa – 4.64%** | | |
| AngloGold Ashanti Limited, ADR. . . . . . . . . . . . . . . . . . . . | 14,300 | $ 688,116 |
| Gold Fields Limited, ADR. . . . . . . . . . . . . . . . . . . . . . . . | 79,700 | 1,825,130 |
| Impala Platinum Holdings Limited (A) . . . . . . . . . . . . . . . | 2,300 | 423,373 |
| Mvelaphanda Resources Limited (A)* . . . . . . . . . . . . . . . | 33,600 | 168,703 |
| | | 3,105,322 |
| **South Korea – 1.46%** | | |
| GS Holdings Corp. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,430 | 641,701 |
| POSCO, ADR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 334,500 |
| | | 976,201 |
| **Thailand – 3.44%** | | |
| Banpu Public Company Limited, Registered Shares (A). . . | 55,300 | 191,490 |
| PTT Public Company Limited (A). . . . . . . . . . . . . . . . . . . | 221,500 | 1,313,195 |
| Rayong Refinery Public Company Limited (A)*. . . . . . . . . | 251,700 | 124,794 |
| Thai Oil Public Company Limited (A). . . . . . . . . . . . . . . . . | 402,700 | 670,814 |
| | | 2,300,293 |
| **United Kingdom – 1.55%** | | |
| Randgold Resources Limited, ADR* . . . . . . . . . . . . . . . . | 39,700 | 832,112 |
| Titanium Resources Group Ltd. (A)* . . . . . . . . . . . . . . . . | 146,000 | 202,489 |
| | | 1,034,601 |
| **United States – 43.98%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . . | 31,900 | 2,039,048 |
| Alpha Natural Resources, Inc.* . . . . . . . . . . . . . . . . . . . | 40,000 | 784,800 |
| Arch Coal, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,500 | 953,325 |
| Atwood Oceanics, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 20,100 | 996,960 |
| Aventine Renewable Energy Holdings, Inc.* . . . . . . . . . . . | 9,000 | 350,100 |
| Avery Dennison Corporation . . . . . . . . . . . . . . . . . . . . . . | 12,600 | 731,556 |
| BJ Services Company . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,700 | 696,762 |
| Baker Hughes Incorporated. . . . . . . . . . . . . . . . . . . . . . . | 7,600 | 622,060 |
| Bristow Group Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,200 | 331,200 |
| Bunge Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,500 | 929,625 |
| Cameron International Corporation* . . . . . . . . . . . . . . . . . | 200 | 9,554 |
| Celanese Corporation, Series A . . . . . . . . . . . . . . . . . . . | 30,500 | 622,810 |
| ConocoPhillips . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 327,650 |
| Diamond Offshore Drilling, Inc. . . . . . . . . . . . . . . . . . . . | 25,200 | 2,115,036 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 31,000 | 1,901,850 |
| GlobalSanteFe Corporation . . . . . . . . . . . . . . . . . . . . . . . | 39,200 | 2,263,800 |
| Grant Prideco, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,100 | 451,975 |
| Hess Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,100 | 745,185 |
| Horizon Offshore, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . | 6,700 | 140,198 |
| iShares Silver Trust* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 278,475 |
| Lubrizol Corporation (The). . . . . . . . . . . . . . . . . . . . . . . . | 4,100 | 163,385 |

See Notes to Schedule of Investments on page 86.

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **United States** (Continued) | | |
| Massey Energy Company . . . . . . . . . . . . . . . . . . . . . . . . | 34,900 | $ 1,256,400 |
| NS Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,900 | 324,972 |
| Nalco Holdings LLC* . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,200 | 444,276 |
| Newmont Mining Corporation . . . . . . . . . . . . . . . . . . . . | 21,800 | 1,153,874 |
| Occidental Petroleum Corporation. . . . . . . . . . . . . . . . . . | 8,100 | 830,655 |
| Peabody Energy Corporation. . . . . . . . . . . . . . . . . . . . . | 8,400 | 468,300 |
| Praxair, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,100 | 1,085,400 |
| Rohm and Haas Company. . . . . . . . . . . . . . . . . . . . . . . | 14,800 | 741,776 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . | 28,600 | 1,271,842 |
| streetTRACKS Gold Trust*. . . . . . . . . . . . . . . . . . . . . . . | 5,900 | 361,198 |
| Tesoro Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,900 | 810,524 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,100 | 1,212,832 |
| Valero Energy Corporation. . . . . . . . . . . . . . . . . . . . . . . | 30,200 | 2,008,904 |
| | | 29,426,307 |
| **TOTAL COMMON STOCKS – 96.20%** | | **$64,356,700** |
| (Cost: $57,253,566) | | |

| **UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.00%** | **Face Amount in Thousands** | |
|---|---|---|
| Brazilian Real, 7–19–06 (D). . . . . . . . . . . . . . . . . . . . . . | BRL70 | 2,168 |
| Brazilian Real, 7–19–06 (D). . . . . . . . . . . . . . . . . . . . . . | 365 | (9,531) |
| Brazilian Real, 8–23–06 (D). . . . . . . . . . . . . . . . . . . . . . | 1,020 | (21,873) |
| Canadian Dollar, 7–19–06 (D) . . . . . . . . . . . . . . . . . . . . | CAD880 | 1,601 |
| Canadian Dollar, 7–19–06 (D) . . . . . . . . . . . . . . . . . . . . | 250 | (2,573) |
| Canadian Dollar, 7–19–06 (D) . . . . . . . . . . . . . . . . . . . . | 2,250 | (2,849) |
| Canadian Dollar, 8–23–06 (D) . . . . . . . . . . . . . . . . . . . . | 1,950 | (2,207) |
| South African Rand, 7–19–06 (D) . . . . . . . . . . . . . . . . . . | ZAR2,260 | 32,166 |
| South African Rand, 8–23–06 (D) . . . . . . . . . . . . . . . . . . | 1,170 | 13,093 |
| South African Rand, 8–23–06 (D) . . . . . . . . . . . . . . . . . . | 505 | (3,606) |
| South African Rand, 9–20–06 (D) . . . . . . . . . . . . . . . . . . | 475 | (1,918) |
| | $ | 4,471 |

See Notes to Schedule of Investments on page 86.

# The Investments of Global Natural Resources Portfolio

| SHORT-TERM SECURITY – 6.81% | Principal Amount in Thousands | Value |
|---|---|---|
| **United States Government Agency Obligation** | | |
| Federal Home Loan Bank, | | |
| 4.8%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,557 | $  4,555,785 |
| (Cost: $4,555,785) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 103.01%** | | **$68,916,956** |
| (Cost: $61,809,351) | | |
| | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.01%)** | | (2,015,417) |
| | | |
| **NET ASSETS – 100.00%** | | **$66,901,539** |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $235,258 or 0.35% of net assets.

(C)Security valued in good faith by the Valuation Committee appointed by the Board of Directors.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, ZAR – South African Rand).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## GLOBAL NATURAL RESOURCES PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                     *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $61,809) (Notes 1 and 3) . . . . . . . . . | $68,917 |
| Receivables: | |
|    Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 115 |
|    Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 112 |
|    Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 69,188 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 1,341 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 892 |
| Due to custodian . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,286 |
|        Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $66,902 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|    Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 9 |
|    Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56,242 |
| Accumulated undistributed income: | |
|    Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . . | 247 |
|    Accumulated undistributed net realized gain on | |
|      investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,296 |
|    Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . . | 7,108 |
|      Net assets applicable to outstanding units of capital. . . . . . . . . . . . . . | $66,902 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . . | $7.5231 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,893 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,000 |

*Not shown due to rounding.

# Statement of Operations

## GLOBAL NATURAL RESOURCES PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                    *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign witholding taxes of $23) .................... | $ 549 |
| Interest and amortization...................................... | 123 |
| Total income........................................... | 672 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee ...................................... | 17 |
| Custodian fees............................................. | 48 |
| Investment management fee.................................... | 253 |
| Legal fees ................................................ | 1 |
| Service fee............................................... | 64 |
| Shareholder servicing ....................................... | 1 |
| Other .................................................... | 21 |
| Total expenses ........................................ | 405 |
| Net investment income.................................. | 267 |

**REALIZED AND UNREALIZED GAIN**
**(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities.................................... | 3,307 |
| Realized net loss on foreign currency transactions ..................... | (20) |
| Realized net gain on investments ................................ | 3,287 |
| Unrealized appreciation in value of investments | |
| during the period .......................................... | 4,104 |
| Net gain on investments ...................................... | 7,391 |
| Net increase in net assets resulting from operations .............. | $7,658 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## GLOBAL NATURAL RESOURCES PORTFOLIO
*(In Thousands)*                                                    *(Unaudited)*

|  | For the six months ended June 30, 2006 | For the period from 4-28-05[1] through 12-31-05 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . . . | $ 267 | $ (58) |
| Realized net gain on investments . . . . . . . . . . . . . . | 3,287 | 201 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . . . | 4,104 | 3,004 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . | 7,658 | 3,147 |
| Distributions to shareholders from (Note 1E):[2] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions. . . . . . . . | (—) | (154) |
|  | (—) | (154) |
| Capital share transactions[3]. . . . . . . . . . . . . . . . . . . . | 26,941 | 29,310 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34,599 | 32,303 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,303 | — |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $66,902 | $32,303 |
| Undistributed net investment income . . . . . . . . . . . | $ 247 | $ — |

(1)Commencement of operations.
(2)See "Financial Highlights" on page 90.

| | | |
|---|---|---|
| (3)Shares issued from sale of shares . . . . . . . . . . . . . . . . . | 3,998 | 5,206 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 24 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (255) | (80) |
| Increase in outstanding capital shares . . . . . . . . . . . . . . . | 3,743 | 5,150 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . . | $28,788 | $29,635 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 154 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,847) | (479) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . . . | $26,941 | $29,310 |

See Notes to Financial Statements.

# Financial Highlights

## GLOBAL NATURAL RESOURCES PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:*     *(Unaudited)*

|  | For the six months ended 6-30-06 | For the period from 4-28-05[1] through 12-31-05 |
|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . . . . . | $6.2719 | $5.0000 |
| Income (loss) from investment operations: |  |  |
|    Net investment income (loss) . . . . . . . . . . . . . . . . . . . . . | 0.0301 | (0.0112) |
|    Net realized and unrealized gain |  |  |
|       on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.2211 | 1.3132 |
| Total from investment operations . . . . . . . . . . . . . . . . . . . . | 1.2512 | 1.3020 |
| Less distributions from: |  |  |
|    Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0000) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0301) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0301) |
| Net asset value, end of period . . . . . . . . . . . . . . . . . . . . . . | $7.5231 | $6.2719 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19.95% | 26.04% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $67 | $32 |
| Ratio of expenses to average net assets. . . . . . . . . . . . . . | 1.60%[2] | 2.17%[2] |
| Ratio of net investment income (loss) to |  |  |
|    average net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.06%[2] | –0.60%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55% | 66% |

(1)Commencement of operations.
(2)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Growth Portfolio had net assets totaling $1,202,111,292 invested in a diversified portfolio of:

| | |
|---|---|
| 94.69% | Domestic Common Stocks |
| 3.94% | Foreign Common Stocks |
| 1.37% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $17.10 |
| Financial Services Stocks . . . . . . . . . . . . . | $13.50 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $12.28 |
| Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . | $12.09 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 8.43 |
| Consumer Nondurables Stocks . . . . . . . . | $ 7.30 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 6.93 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 6.73 |
| Capital Goods Stocks . . . . . . . . . . . . . . . | $ 6.31 |
| Transportation Stocks . . . . . . . . . . . . . . . | $ 3.32 |
| Raw Materials Stocks . . . . . . . . . . . . . . . | $ 3.15 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . | $ 1.49 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 1.37 |

# The Investments of Growth Portfolio

June 30, 2006                                                    *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 1.10%** | | |
| Gol Linhas Aereas Inteligentes S.A., ADR . . . . . . . . . . | 195,000 | $     6,922,500 |
| Southwest Airlines Co. . . . . . . . . . . . . . . . . . . . . . . . . | 385,000 | 6,302,450 |
| | | 13,224,950 |
| **Aircraft – 1.23%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . | 180,000 | **14,743,800** |
| **Beverages – 2.43%** | | |
| PepsiCo, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 485,000 | **29,119,400** |
| **Business Equipment and Services – 3.69%** | | |
| CheckFree Corporation* . . . . . . . . . . . . . . . . . . . . . . . | 585,000 | 29,016,000 |
| Robert Half International Inc. . . . . . . . . . . . . . . . . . . . | 365,000 | 15,330,000 |
| | | 44,346,000 |
| **Capital Equipment – 3.22%** | | |
| Caterpillar Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 520,000 | **38,729,600** |
| **Chemicals – Petroleum and Inorganic – 3.15%** | | |
| Monsanto Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450,000 | **37,885,500** |
| **Communications Equipment – 3.93%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,630,000 | 31,825,750 |
| QUALCOMM Incorporated. . . . . . . . . . . . . . . . . . . . . . | 385,000 | 15,432,725 |
| | | 47,258,475 |
| **Computers – Micro – 1.36%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 285,000 | **16,310,550** |
| **Computers – Peripherals – 3.83%** | | |
| Adobe Systems Incorporated*. . . . . . . . . . . . . . . . . . . | 390,000 | 11,861,850 |
| Electronic Arts Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,000 | 4,728,900 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . | 560,000 | 29,411,200 |
| | | 46,001,950 |
| **Consumer Electronics – 1.03%** | | |
| Harman International Industries, Incorporated . . . . . . . | 145,600 | **12,429,872** |
| **Defense – 2.59%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . | 474,600 | **31,067,316** |

See Notes to Schedule of Investments on page 95.

# The Investments of Growth Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electrical Equipment – 3.09%** | | |
| Emerson Electric Co. | 250,000 | $ 20,952,500 |
| Rockwell Automation, Inc. | 225,000 | 16,202,250 |
| | | 37,154,750 |
| **Electronic Components – 4.16%** | | |
| Broadcom Corporation, Class A* | 322,500 | 9,692,738 |
| Linear Technology Corporation | 247,200 | 8,277,492 |
| Microchip Technology Incorporated | 953,600 | 32,045,728 |
| | | 50,015,958 |
| **Finance Companies – 4.29%** | | |
| SLM Corporation | 975,400 | 51,618,168 |
| **Food and Related – 0.48%** | | |
| Archer Daniels Midland Company | 140,000 | 5,779,200 |
| **Health Care – Drugs – 8.75%** | | |
| Alcon, Inc. | 112,100 | 11,047,455 |
| Allergan, Inc. | 185,500 | 19,896,730 |
| Amgen Inc.* | 125,000 | 8,175,625 |
| Genentech, Inc.* | 470,000 | 38,446,000 |
| Gilead Sciences, Inc.* | 467,400 | 27,656,058 |
| | | 105,221,868 |
| **Health Care – General – 2.12%** | | |
| DENTSPLY International Inc. | 225,000 | 13,636,125 |
| Johnson & Johnson | 198,300 | 11,882,136 |
| | | 25,518,261 |
| **Hospital Supply and Management – 1.41%** | | |
| Medtronic, Inc. | 361,900 | 16,980,348 |
| **Hotels and Gaming – 0.46%** | | |
| Shuffle Master, Inc.* | 170,000 | 5,564,950 |
| **Household – General Products – 4.39%** | | |
| Colgate-Palmolive Company | 560,000 | 33,544,000 |
| Procter & Gamble Company (The) | 345,000 | 19,182,000 |
| | | 52,726,000 |
| **Insurance – Life – 0.98%** | | |
| Aflac Incorporated | 255,000 | 11,819,250 |

See Notes to Schedule of Investments on page 95.

# The Investments of Growth Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Multiple Industry – 6.73%** | | |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . | 941,400 | $  31,028,544 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 640,300 | 49,853,758 |
| | | 80,882,302 |
| **Petroleum – Services – 8.43%** | | |
| Baker Hughes Incorporated . . . . . . . . . . . . . . . . . . . . . | 108,900 | 8,913,465 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . | 700,000 | 45,577,000 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 1,052,800 | 46,818,016 |
| | | 101,308,481 |
| **Restaurants – 2.06%** | | |
| Panera Bread Company, Class A* . . . . . . . . . . . . . . . . | 90,000 | 6,056,550 |
| Starbucks Corporation* . . . . . . . . . . . . . . . . . . . . . . . | 495,000 | 18,733,275 |
| | | 24,789,825 |
| **Retail – Food Stores – 3.89%** | | |
| Walgreen Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,041,400 | **46,696,376** |
| **Retail – Specialty Stores – 0.98%** | | |
| Best Buy Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215,000 | **11,790,600** |
| **Security and Commodity Brokers – 8.23%** | | |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . | 76,200 | 37,425,630 |
| Franklin Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 105,500 | 9,158,455 |
| Goldman Sachs Group, Inc. (The) . . . . . . . . . . . . . . . . | 117,600 | 17,690,568 |
| Legg Mason, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 348,700 | 34,702,624 |
| | | 98,977,277 |
| **Timesharing and Software – 8.40%** | | |
| Automatic Data Processing, Inc. . . . . . . . . . . . . . . . . . | 520,000 | 23,582,000 |
| Google Inc., Class A* . . . . . . . . . . . . . . . . . . . . . . . . . | 104,160 | 43,676,892 |
| Paychex, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 865,000 | 33,760,950 |
| | | 101,019,842 |
| **Trucking and Shipping – 2.22%** | | |
| Expeditors International of Washington, Inc. . . . . . . . . | 476,000 | **26,648,860** |
| **TOTAL COMMON STOCKS – 98.63%** | | **$1,185,629,729** |
| (Cost: $966,339,190) | | |

See Notes to Schedule of Investments on page 95.

# The Investments of Growth Portfolio

*June 30, 2006*        *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Beverages – 0.45%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,389 | $ 5,387,443 |
| **Containers – 0.71%** | | |
| Bemis Company, Inc., | | |
| 5.28%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,542 | 8,536,989 |
| **Household – General Products – 0.17%** | | |
| Colgate-Palmolive Company, | | |
| 5.2%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,994,511 |
| **Retail – General Merchandise – 0.29%** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,530 | 3,528,990 |
| **TOTAL SHORT-TERM SECURITIES – 1.62%** | | $ 19,447,933 |
| (Cost: $19,447,933) | | |
| **TOTAL INVESTMENT SECURITIES – 100.25%** | | $1,205,077,662 |
| (Cost: $985,787,123) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.25%)** | | (2,966,370) |
| **NET ASSETS – 100.00%** | | $1,202,111,292 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## GROWTH PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $985,787) (Notes 1 and 3) . . . . . | $1,205,078 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,309 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 667 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,208,078 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . | 4,965 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 801 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 139 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,967 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,202,111 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 128 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,110,128 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . | (262) |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (127,174) |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . | 219,291 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . | $1,202,111 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . | $ 9.3940 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 127,966 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,000 |

See Notes to Financial Statements.

# Statement of Operations

## GROWTH PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                          *(Unaudited)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $61) . . . . . . . . . . . . . . . . . . | $ 5,555 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 354 |
|      Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,909 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,265 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,545 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 106 |
|      Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,117 |
|        Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (208) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58,614 |
| Unrealized depreciation in value of investments during the period . . . . . . . . . | (46,772) |
|      Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,842 |
|        Net increase in net assets resulting from operations . . . . . . . . . . . | $11,634 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**GROWTH PORTFOLIO**
*(In Thousands)*                                                                    *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
|   Net investment income (loss) .............. | $ (208) | $ (389) |
|   Realized net gain on investments ........... | 58,614 | 117,693 |
|   Unrealized appreciation (depreciation) ........ | (46,772) | 11,191 |
|   Net increase in net assets resulting from operations..................... | 11,634 | 128,495 |
| Dividends to shareholders from (Note 1E):[1] | | |
|   Net investment income .................... | (—) | (36) |
|   Realized gains on investment transactions..... | (—) | (—) |
| | (—) | (36) |
|   Capital share transactions[2] ............... | (61,785) | (128,339) |
| Total increase (decrease) ..................... | (50,151) | 120 |
| **NET ASSETS** | | |
|   Beginning of period......................... | 1,252,262 | 1,252,142 |
|   End of period.............................. | $1,202,111 | $1,252,262 |
|     Undistributed net investment loss ........... | $ (262) | $ (54) |

(1) See "Financial Highlights" on page 99.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares ............. | 3,051 | 5,832 |
| Shares issued from reinvestment of dividend and/or capital gains distribution ............... | — | 4 |
| Shares redeemed.............................. | (9,557) | (20,913) |
| Decrease in outstanding capital shares............ | (6,506) | (15,077) |
| Value issued from sale of shares................. | $ 28,971 | $ 50,040 |
| Value issued from reinvestment of dividend and/or capital gains distribution ............... | — | 36 |
| Value redeemed............................... | (90,756) | (178,415) |
| Decrease in outstanding capital.................. | $ (61,785) | $ (128,339) |

See Notes to Financial Statements.

# Financial Highlights

## GROWTH PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:*      *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period.... | $9.3125 | $8.3728 | $8.1267 | $6.6041 | $8.3923 | $9.8831 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) ..... | (0.0016) | (0.0029) | 0.0228 | (0.0048) | 0.0009 | 0.0246 |
| Net realized and unrealized gain (loss) on investments....... | 0.0831 | 0.9429 | 0.2460 | 1.5275 | (1.7882) | (1.4417) |
| Total from investment operations .......... | 0.0815 | 0.9400 | 0.2688 | 1.5227 | (1.7873) | (1.4171) |
| Less distributions from: | | | | | | |
| Net investment income .......... | (0.0000) | (0.0003) | (0.0227) | (0.0001) | (0.0009) | (0.0246) |
| Capital gains ........ | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0491) |
| Total distributions........ | (0.0000) | (0.0003) | (0.0227) | (0.0001) | (0.0009) | (0.0737) |
| Net asset value, end of period ........ | $9.3940 | $9.3125 | $8.3728 | $8.1267 | $6.6041 | $8.3923 |
| Total return ............ | 0.87% | 11.23% | 3.31% | 23.06% | –21.30% | –14.34% |
| Net assets, end of period (in millions).......... | $1,202 | $1,252 | $1,252 | $1,283 | $705 | $995 |
| Ratio of expenses to average net assets .... | 0.99%[1] | 1.00% | 1.00% | 0.99% | 0.99% | 0.97% |
| Ratio of net investment income (loss) to average net assets .... | –0.03%[1] | –0.03% | 0.27% | –0.09% | 0.01% | 0.27% |
| Portfolio turnover rate..... | 36% | 59% | 81% | 59% | 41% | 51% |

(1)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF HIGH INCOME PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target High Income Portfolio had net assets totaling $188,506,937 invested in a diversified portfolio of:

| | |
|---|---|
| 89.46% | Corporate Debt Securities |
| 7.01% | Cash and Cash Equivalents |
| 3.53% | Common and Preferred Stocks, Right and Warrant |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | | |
|---|---|---|
| | Consumer Services Bonds . . . . . . . . . . . . | $13.84 |
| | Capital Goods Bonds . . . . . . . . . . . . . . . | $12.34 |
| | Utilities Bonds . . . . . . . . . . . . . . . . . . . . . | $  8.60 |
| | Financial Services Bonds . . . . . . . . . . . . . | $  8.30 |
| | Miscellaneous Bonds . . . . . . . . . . . . . . . . | $  7.07 |
| | Consumer Nondurables Bonds. . . . . . . . . | $  7.04 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $  7.01 |
| | Health Care Bonds . . . . . . . . . . . . . . . . . . | $  6.71 |
| | Retail Bonds . . . . . . . . . . . . . . . . . . . . . . . | $  6.62 |
| | Business Equipment and Services Bonds | $  5.99 |
| | Shelter Bonds . . . . . . . . . . . . . . . . . . . . . . | $  4.76 |
| | Energy Bonds . . . . . . . . . . . . . . . . . . . . . . | $  4.64 |
| | Raw Materials Bonds . . . . . . . . . . . . . . . . | $  3.55 |
| | Common and Preferred Stocks, Right and Warrant . . . . . . . . . . . . . . . . | $  3.53 |

On June 30, 2006, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



| | | |
|---|---|---|
| | A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.62% |
| | BB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9.51% |
| | B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60.45% |
| | CCC. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16.11% |
| | Not Rated . . . . . . . . . . . . . . . . . . . . . . . . . | 0.77% |
| | Cash and Cash Equivalents and Equities. | 10.54% |

Ratings reflected in the wheel above are taken from Standard & Poors.

# The Investments of High Income Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS, RIGHT AND WARRANT | Shares | Value |
|---|---|---|
| **Broadcasting – 0.07%** | | |
| Citadel Broadcasting Corporation . . . . . . . . . . . . . . . . . . . . | 15,000 | $ 133,500 |
| | | |
| **Capital Equipment – 0.27%** | | |
| Dresser-Rand Group Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 11,000 | 258,280 |
| Goodman Global, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,000 | 242,880 |
| | | 501,160 |
| **Finance Companies – 0.00%** | | |
| ONO Finance Plc, Rights (A)* . . . . . . . . . . . . . . . . . . . . . . | 250 | 5,000 |
| | | |
| **Food and Related – 0.35%** | | |
| B&G Foods, Inc., Enhanced Income Securities . . . . . . . . . | 12,700 | 205,867 |
| Reddy Ice Holdings, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 22,200 | 451,770 |
| | | 657,637 |
| **Health Care – Drugs – 0.18%** | | |
| Elan Corporation, plc, ADR* . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 334,000 |
| | | |
| **Health Care – General – 0.17%** | | |
| Encore Medical Corporation*. . . . . . . . . . . . . . . . . . . . . . . | 67,500 | 325,012 |
| | | |
| **Hospital Supply and Management – 0.40%** | | |
| Tenet Healthcare Corporation*. . . . . . . . . . . . . . . . . . . . . . | 50,000 | 349,000 |
| Triad Hospitals, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 395,800 |
| | | 744,800 |
| **Hotels and Gaming – 0.20%** | | |
| Pinnacle Entertainment, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 12,500 | 383,125 |
| | | |
| **Multiple Industry – 0.06%** | | |
| Mariner Energy, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,069 | 111,488 |
| | | |
| **Petroleum – Domestic – 0.34%** | | |
| EXCO Resources, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56,200 | 640,680 |
| | | |
| **Petroleum – Services – 0.71%** | | |
| BJ Services Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 186,300 |
| Baker Hughes Incorporated. . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 409,250 |
| Diamond Offshore Drilling, Inc. . . . . . . . . . . . . . . . . . . . . | 5,000 | 419,650 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 325,550 |
| | | 1,340,750 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| COMMON STOCKS, RIGHT AND WARRANT (Continued) | Shares | Value |
|---|---|---|
| **Timesharing and Software – 0.47%** | | |
| Alliance Data Systems Corporation* . . . . . . . . . . . . . . . . . | 15,000 | $    882,300 |
| **Utilities – Gas and Pipeline – 0.31%** | | |
| Williams Companies, Inc. (The) . . . . . . . . . . . . . . . . . . . . . | 25,000 | 584,000 |
| **Utilities – Telephone – 0.00%** | | |
| GT Group Telecom, Inc., Warrants (A)(B)* . . . . . . . . . . . . | 300 | -** |
| **TOTAL COMMON STOCKS, RIGHT AND WARRANT – 3.53%** | | $    6,643,452 |
| (Cost: $5,945,438) | | |

**PREFERRED STOCKS**

| | Shares | Value |
|---|---|---|
| **Apparel – 0.00%** | | |
| Anvil Holdings, Inc., 13.0% (B)* . . . . . . . . . . . . . . . . . . . . | 65,626 | 66 |
| **Broadcasting – 0.00%** | | |
| Adelphia Communications Corporation, 13.0%* . . . . . . . . | 12,500 | 6,250 |
| **TOTAL PREFERRED STOCKS – 0.00%** | | $    6,316 |
| (Cost: $1,942,028) | | |

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Aircraft – 0.50%** | | |
| Esterline Technologies Corporation, | | |
|     7.75%, 6–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    750 | 759,375 |
| L–3 Communications Corporation, | | |
|     6.125%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 190,000 |
| | | 949,375 |
| **Aluminum – 0.16%** | | |
| Century Aluminum Company, | | |
|     7.5%, 8–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 300,000 |
| **Apparel – 0.26%** | | |
| Perry Ellis International, Inc., | | |
|     8.875%, 9–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 490,000 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Beverages – 0.53%** | | |
| Cott Beverages Inc., | | |
| 8.0%, 12–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 997,500 |
| | | |
| **Broadcasting – 6.25%** | | |
| CSC Holdings, Inc., | | |
| 7.25%, 4–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 425 | 410,125 |
| Cablevision Systems Corporation, | | |
| 9.62%, 4–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,835 | 1,945,100 |
| Charter Communications Operating, LLC and Charter | | |
| Communications Operating Capital Corp., | | |
| 8.0%, 4–30–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 995,000 |
| EchoStar DBS Corporation: | | |
| 5.75%, 10–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,245 | 1,216,987 |
| 8.24%, 10–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,518,750 |
| Gray Communications Systems, Inc., | | |
| 9.25%, 12–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 520,000 |
| Insight Communications Company, Inc., | | |
| 12.25%, 2–15–11 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,586,250 |
| PanAmSat Corporation: | | |
| 6.375%, 1–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 497,500 |
| 9.0%, 6–15–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015,000 |
| Radio One, Inc., | | |
| 8.875%, 7–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,072,500 |
| | | 11,777,212 |
| **Business Equipment and Services – 5.65%** | | |
| Ahern Rentals, Inc., | | |
| 9.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 378,750 |
| Allied Waste North America, Inc.: | | |
| 8.5%, 12–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,070,000 |
| 7.125%, 5–15–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 471,250 |
| Avis Budget Car Rental, LLC and Avis Budget | | |
| Finance, Inc., | | |
| 7.576%, 5–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 160 | 159,600 |
| Carriage Services, Inc., | | |
| 7.875%, 1–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 146,250 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

*(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Business Equipment and Services** (Continued) | | |
| Education Management LLC and Education Management Finance Corp.: | | |
| 8.75%, 6–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $    990,000 |
| 10.25%, 6–1–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 696,500 |
| Hughes Network Systems, LLC and HNS Finance Corp., | | |
| 9.5%, 4–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240 | 235,200 |
| Lamar Advertising Company, | | |
| 6.625%, 8–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 925,000 |
| MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company: | | |
| 8.57938%, 12–15–11  . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 142,500 |
| 8.0%, 12–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 124,500 |
| SunGard Data Systems Inc.: | | |
| 3.75%, 1–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,852,500 |
| 10.25%, 8–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 516,875 |
| Syniverse Technologies, Inc., | | |
| 7.75%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,945,000 |
| | | 10,653,925 |
| **Capital Equipment – 3.24%** | | |
| Case New Holland Inc.: | | |
| 9.25%, 8–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,105,000 |
| 7.125%, 3–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 320 | 305,600 |
| IMCO Recycling Inc., | | |
| 10.375%, 10–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 775 | 837,000 |
| Mueller Group, Inc., | | |
| 10.0%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,075,000 |
| Simmons Bedding Company, | | |
| 7.875%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,225 | 1,145,375 |
| Simmons Company, | | |
| 0.0%, 12–15–14 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 950 | 631,750 |
| | | 6,099,725 |
| **Chemicals – Petroleum and Inorganic – 0.68%** | | |
| Nalco Company, | | |
| 7.75%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 748,125 |
| PolyOne Corporation, | | |
| 10.625%, 5–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 537,500 |
| | | 1,285,625 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

June 30, 2006

*(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Chemicals – Specialty – 2.71%** | | |
| Compass Minerals International, Inc.: | | |
| 0.0%, 12–15–12 (C) | $1,920 | $ 1,824,000 |
| 0.0%, 6–1–13 (C) | 2,750 | 2,502,500 |
| Ethyl Corporation, | | |
| 8.875%, 5–1–10 | 250 | 253,125 |
| VeraSun Energy Corporation, | | |
| 9.875%, 12–15–12 (A) | 500 | 527,500 |
| | | **5,107,125** |
| **Coal – 0.82%** | | |
| James River Coal Company, | | |
| 9.375%, 6–1–12 | 1,550 | **1,550,000** |
| | | |
| **Computers – Peripherals – 1.04%** | | |
| ASG Consolidated LLC and ASG Finance, Inc., | | |
| 0.0%, 11–1–11 (C) | 2,325 | **1,958,813** |
| | | |
| **Construction Materials – 8.14%** | | |
| AMH Holdings, Inc., | | |
| 0.0%, 3–1–14 (C) | 1,000 | 602,500 |
| Ames True Temper, Inc., | | |
| 9.06825%, 1–15–12 | 2,650 | 2,603,625 |
| Associated Materials Incorporated, | | |
| 9.75%, 4–15–12 | 525 | 522,375 |
| Brand Services, Inc., | | |
| 12.0%, 10–15–12 | 650 | 734,500 |
| Builders FirstSource, Inc., | | |
| 9.42%, 2–15–12 | 2,900 | 2,972,500 |
| Interface, Inc.: | | |
| 10.375%, 2–1–10 | 445 | 486,719 |
| 9.5%, 2–1–14 | 2,000 | 2,065,000 |
| Jacuzzi Brands, Inc., | | |
| 9.625%, 7–1–10 | 1,860 | 1,964,625 |
| MAAX Corporation, | | |
| 9.75%, 6–15–12 | 500 | 408,125 |
| Ply Gem Industries, Inc., | | |
| 9.0%, 2–15–12 | 3,000 | 2,730,000 |
| WII Components, Inc., | | |
| 10.0%, 2–15–12 | 250 | 247,500 |
| | | **15,337,469** |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

June 30, 2006                                              *(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Containers – 3.08%** | | |
| Alltrista Corporation, | | |
| 9.75%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 250 | $ 255,000 |
| Graham Packaging Company, L.P. | | |
| and GPC Capital Corp. I: | | |
| 8.5%, 10–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 147,000 |
| 9.875%, 10–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 297,000 |
| MDP Acquisitions plc, | | |
| 9.625%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 927,000 |
| Owens-Brockway Glass Container Inc., | | |
| 8.75%, 11–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 780,937 |
| Owens-Illinois, Inc., | | |
| 7.35%, 5–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,518,750 |
| Stone Container Corporation, | | |
| 9.75%, 2–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 859 | 882,623 |
| | | 5,808,310 |
| **Defense – 0.96%** | | |
| Armor Holdings, Inc., | | |
| 8.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | **1,811,250** |
| **Electrical Equipment – 0.29%** | | |
| Rexnord Corporation, | | |
| 10.125%, 12–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | **553,670** |
| **Electronic Components – 0.36%** | | |
| Amkor Technology, Inc., | | |
| 9.25%, 6–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 189,500 |
| Viasystems, Inc., | | |
| 10.5%, 1–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 490,000 |
| | | 679,500 |
| **Finance Companies – 6.79%** | | |
| CCO Holdings, LLC and CCO Holdings Capital Corp., | | |
| 9.45438%, 12–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,530,000 |
| Case Credit Corporation, | | |
| 6.75%, 10–21–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997,500 |
| Dollar Financial Group, Inc., | | |
| 9.75%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 430,000 |
| Goodman Global Holdings, Inc.: | | |
| 8.32938%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 394 | 394,985 |
| 7.875%, 12–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,605 | 1,532,775 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| MSW Energy Holdings LLC and MSW Energy Finance Co., Inc., | | |
| 8.5%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 300 | $ 309,000 |
| Norcraft Companies, L.P. and Norcraft Finance Corp., | | |
| 0.0%, 9–1–12 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,600 | 1,296,000 |
| PIH Acquisition Co., | | |
| 10.75%, 10–1–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 475 | 460,750 |
| R.H. Donnelley Finance Corporation III, | | |
| 8.875%, 1–15–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 756,563 |
| Toll Corp., | | |
| 8.25%, 12–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 890 | 921,150 |
| Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc., | | |
| 9.0%, 10–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997,500 |
| Visant Holding Corp., | | |
| 8.75%, 12–1–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,250 | 2,171,250 |
| Xerox Capital Trust I, | | |
| 8.0%, 2–1–27 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,003,750 |
| | | 12,801,223 |
| **Food and Related – 2.61%** | | |
| Gold Kist Inc., | | |
| 10.25%, 3–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 677,625 |
| Pierre Merger Corp., | | |
| 9.875%, 7–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,780,625 |
| Pinnacle Foods Holding Corporation, | | |
| 8.25%, 12–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,456,250 |
| | | 4,914,500 |
| **Forest and Paper Products – 2.83%** | | |
| Buckeye Cellulose Corporation, | | |
| 9.25%, 9–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,496,250 |
| Buckeye Technologies Inc.: | | |
| 8.0%, 10–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,300 | 2,104,500 |
| 8.5%, 10–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,187,500 |
| Tembec Industries Inc., | | |
| 8.625%, 6–30–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 547,500 |
| | | 5,335,750 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---:|---:|
| **Health Care – General – 0.94%** | | |
| Encore Medical IHC, Inc., | | |
| 9.75%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,763 | $  1,771,815 |
| | | |
| **Homebuilders, Mobile Homes – 1.93%** | | |
| Standard Pacific Corp., | | |
| 6.5%, 8–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | 421,875 |
| Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp., | | |
| 9.75%, 8–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 855,000 |
| Technical Olympic USA, Inc.: | | |
| 9.0%, 7–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 486,250 |
| 7.5%, 3–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 885,000 |
| WCI Communities, Inc., | | |
| 9.125%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 984,375 |
| | | 3,632,500 |
| **Hospital Supply and Management – 5.77%** | | |
| Accellent Inc., | | |
| 10.5%, 12–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 511,250 |
| Psychiatric Solutions, Inc.: | | |
| 10.625%, 6–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,467 | 1,599,030 |
| 7.75%, 7–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,468,125 |
| Rural/Metro Corporation, | | |
| 0.0%, 3–15–16 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,640 | 1,205,400 |
| Rural/Metro Operating Company, LLC and Rural/Metro (Delaware) Inc., | | |
| 9.875%, 3–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 1,137,125 |
| Select Medical Holdings Corporation, | | |
| 10.82%, 9–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 270 | 245,700 |
| Tenet Healthcare Corporation, | | |
| 9.875%, 7–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,280 | 1,280,000 |
| US Oncology Holdings, Inc., | | |
| 10.32%, 3–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,400 | 1,428,000 |
| US Oncology, Inc.: | | |
| 9.0%, 8–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 260,000 |
| 10.75%, 8–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 162,750 |
| United Surgical Partners Holdings, Inc., | | |
| 10.0%, 12–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,575,000 |
| | | 10,872,380 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Hotels and Gaming – 2.53%** | | |
| Chukchansi Economic Development Authority, | | |
| 8.0%, 11–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    375 | $       377,344 |
| Inn of the Mountain Gods Resort and Casino, | | |
| 12.0%, 11–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,859,375 |
| Pinnacle Entertainment, Inc., | | |
| 8.25%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,485 | 1,488,712 |
| Pokagon Gaming Authority, | | |
| 10.375%, 6–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 103,375 |
| Station Casinos, Inc.: | | |
| 6.0%, 4–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 468,125 |
| 6.875%, 3–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 466,250 |
| | | **4,763,181** |
| **Household – General Products – 0.56%** | | |
| JohnsonDiversey, Inc., | | |
| 9.625%, 5–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,060 | **1,054,700** |
| | | |
| **Metal Fabrication – 0.67%** | | |
| Mueller Holdings (N.A.), Inc., | | |
| 0.0%, 4–15–14 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **1,260,000** |
| | | |
| **Motion Pictures – 2.58%** | | |
| AMC Entertainment Inc.: | | |
| 9.42%, 8–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 850 | 875,500 |
| 9.5%, 2–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 982,500 |
| 9.875%, 2–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 497,500 |
| Cinemark, Inc., | | |
| 0.0%, 3–15–14 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,050 | 1,588,750 |
| Cinemark USA, Inc., | | |
| 9.0%, 2–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 869 | 912,450 |
| | | **4,856,700** |
| **Motor Vehicles – 2.91%** | | |
| ADESA, Inc., | | |
| 7.625%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 294,750 |
| AutoNation, Inc., | | |
| 7.04469%, 4–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 175 | 174,125 |
| General Motors Corporation, | | |
| 8.375%, 7–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,207,500 |
| Group 1 Automotive, Inc., | | |
| 8.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,010,000 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

June 30, 2006 *(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Motor Vehicles** (Continued) | | |
| Sonic Automotive, Inc., | | |
| 8.625%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,250 | $ 1,237,500 |
| United Auto Group, Inc., | | |
| 9.625%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,567,500 |
| | | 5,491,375 |
| **Multiple Industry – 0.16%** | | |
| K&F Acquisition, Inc., | | |
| 7.75%, 11–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | **295,500** |
| **Petroleum – Domestic – 2.51%** | | |
| Chaparral Energy, Inc., | | |
| 8.5%, 12–1–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 398,000 |
| Chesapeake Energy Corporation: | | |
| 7.625%, 7–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 503,125 |
| 6.25%, 1–15–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 912,500 |
| Delta Petroleum Corporation, | | |
| 7.0%, 4–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 139,500 |
| Denbury Resources Inc.: | | |
| 7.5%, 4–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 250,000 |
| 7.5%, 12–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 497,500 |
| EXCO Resources, Inc., | | |
| 7.25%, 1–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 864,000 |
| Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp., | | |
| 8.75%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015,000 |
| Frontier Oil Corporation, | | |
| 6.625%, 10–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 143,625 |
| | | 4,723,250 |
| **Petroleum – Services – 1.31%** | | |
| Copano Energy, L.L.C., | | |
| 8.125%, 3–1–16 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 646,750 |
| Grant Prideco, Inc., | | |
| 6.125%, 8–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 139,875 |
| Hanover Compressor Company: | | |
| 8.625%, 12–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 517,500 |
| 7.5%, 4–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 343,000 |
| 9.0%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 156,750 |
| Parker Drilling Company, | | |
| 9.625%, 10–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 271,250 |
| SemGroup, L.P. and SemGroup Finance Corp., | | |
| 8.75%, 11–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 398,000 |
| | | 2,473,125 |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

(Unaudited)

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Publishing – 2.48%** | | |
| CBD Media Holdings LLC and CBD Holdings Finance, Inc., | | |
| 9.25%, 7–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 600 | $ 597,000 |
| CBD Media LLC and CBD Finance, Inc., | | |
| 8.625%, 6–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 995,000 |
| Dex Media, Inc., | | |
| 0.0%, 11–15–13 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,263,750 |
| Dex Media West LLC and Dex Media West Finance Co., | | |
| 8.5%, 8–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,815,625 |
| | | **4,671,375** |
| **Railroad – 1.14%** | | |
| Kansas City Southern Railway Company (The), | | |
| 7.5%, 6–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 950 | 950,000 |
| TFM, S.A. de C.V., | | |
| 9.375%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,125 | 1,198,125 |
| | | **2,148,125** |
| **Restaurants – 1.73%** | | |
| Carrols Corporation, | | |
| 9.0%, 1–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 150,375 |
| Friendly Ice Cream Corporation, | | |
| 8.375%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 645,000 |
| Landry's Restaurants, Inc., | | |
| 7.5%, 12–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 917,500 |
| NPC International, Inc., | | |
| 9.5%, 5–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,600 | 1,548,000 |
| | | **3,260,875** |
| **Retail – Food Stores – 2.93%** | | |
| Couche-Tard U.S. L.P. and Couche-Tard Financing Corp., | | |
| 7.5%, 12–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 945 | 940,275 |
| Domino's Inc., | | |
| 8.25%, 7–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 810 | 840,375 |
| Rite Aid Corporation: | | |
| 7.125%, 1–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,496,250 |
| 8.125%, 5–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,005,000 |
| Stater Bros. Holdings Inc.: | | |
| 8.82938%, 6–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 506,250 |
| 8.125%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 755 | 745,563 |
| | | **5,533,713** |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Retail – General Merchandise – 0.41%** | | |
| Interline Brands, Inc., | | |
|    8.125%, 6–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 350 | $ 349,125 |
| NBC Acquisition Corp., | | |
|    0.0%, 3–15–13 (C) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 420,000 |
| | | **769,125** |
| **Retail – Specialty Stores – 1.55%** | | |
| CSK Auto, Inc., | | |
|    7.0%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 350,000 |
| General Nutrition Centers, Inc., | | |
|    8.5%, 12–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,700 | 1,644,750 |
| Nebraska Book Company, Inc., | | |
|    8.625%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 930,000 |
| | | **2,924,750** |
| **Security and Commodity Brokers – 1.51%** | | |
| Elan Finance public limited company and | | |
|    Elan Finance Corp., | | |
|    7.75%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,193,750 |
| Global Cash Access, L.L.C. and Global Cash | | |
|    Access Finance Corporation, | | |
|    8.75%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,564 | 1,648,065 |
| | | **2,841,815** |
| **Timesharing and Software – 0.34%** | | |
| iPayment, Inc., | | |
|    9.75%, 5–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | **646,750** |
| **Utilities – Electric – 1.70%** | | |
| Aquila, Inc., | | |
|    14.875%, 7–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,322,500 |
| NRG Energy, Inc.: | | |
|    7.25%, 2–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 731,250 |
|    7.375%, 2–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 731,250 |
| Tenaska Alabama Partners, L.P., | | |
|    7.0%, 6–30–21 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 440 | 428,593 |
| | | **3,213,593** |

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Gas and Pipeline – 2.30%** | | |
| ANR Pipeline Company, | | |
| 8.875%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | $ 528,126 |
| Atlas Pipeline Parnters, L.P. and Atlas Pipeline | | |
| Finance Corp., | | |
| 8.125%, 12–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 348,687 |
| Northwest Pipeline Corporation, | | |
| 8.125%, 3–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 780,000 |
| Southern Natural Gas Company, | | |
| 8.875%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,056,253 |
| Williams Companies, Inc. (The), | | |
| 8.75%, 3–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,631,250 |
| | | 4,344,316 |
| **Utilities – Telephone – 4.60%** | | |
| Alamosa (Delaware), Inc., | | |
| 8.5%, 1–31–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,325,000 |
| IWO Escrow Company, | | |
| 8.81825%, 1–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 155,250 |
| LCI International, Inc., | | |
| 7.25%, 6–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 1,047,375 |
| Nextel Communications, Inc., | | |
| 7.375%, 8–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 763,408 |
| Nextel Partners, Inc., | | |
| 8.125%, 7–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,750 | 1,830,938 |
| Qwest Capital Funding, Inc., | | |
| 7.75%, 8–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,002 | 1,002,000 |
| Triton PCS, Inc., | | |
| 8.5%, 6–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 550,500 |
| US Unwired Inc., | | |
| 10.0%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 776 | 861,360 |
| Ubiquitel Operating Company, | | |
| 9.875%, 3–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 1,141,875 |
| | | 8,677,706 |
| **TOTAL CORPORATE DEBT SECURITIES – 89.46%** | | **$168,637,641** |

(Cost: $168,559,484)

See Notes to Schedule of Investments on page 114.

# The Investments of High Income Portfolio

June 30, 2006 *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Food and Related – 2.12%** | | |
| Sara Lee Corporation, | | |
| 5.29%, 7–10–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,000 | $ 3,994,710 |
| | | |
| **Utilities – Electric – 1.31%** | | |
| Detroit Edison Co., | | |
| 5.37%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,467 | 2,465,528 |
| | | |
| **Utilities – Gas and Pipeline – 2.65%** | | |
| Michigan Consolidated Gas Co., | | |
| 5.4%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,997,000 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 6.08%** | | $ 11,457,238 |
| (Cost: $11,457,238) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.07%** | | $186,744,647 |
| (Cost: $187,904,188) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.93%** | | 1,762,290 |
| | | |
| **NET ASSETS – 100.00%** | | $188,506,937 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

**Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $15,031,537 or 7.97% of net assets.

(B) Securities valued in good faith by the Valuation Committee appointed by the Board of Directors.

(C) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## HIGH INCOME PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $187,904) (Notes 1 and 3) . . . . . . . | $186,745 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 170 |
| Receivables: | |
| Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,353 |
| Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 190,281 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 1,576 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 151 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,774 |
| Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $188,507 |

**NET ASSETS**

| | | |
|---|---:|---:|
| $0.001 par value capital stock: | | |
| Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 56 |
| Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 217,648 |
| Accumulated undistributed income (loss): | | |
| Accumulated undistributed net investment income. . . . . . . . . . . . . . . . | | 6,993 |
| Accumulated undistributed net realized loss on | | |
| investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | (35,030) |
| Net unrealized depreciation in value of investments. . . . . . . . . . . . . . . . | | (1,160) |
| Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | | $188,507 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . . | | $ 3.3667 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 55,991 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 120,000 |

See Notes to Financial Statements.

# Statement of Operations

### HIGH INCOME PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                          *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization | $7,875 |
| Dividends | 37 |
| Total income | 7,912 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee | 33 |
| Audit fees | 10 |
| Custodian fees | 3 |
| Investment management fee | 582 |
| Legal fees | 1 |
| Service fee | 233 |
| Shareholder servicing | 4 |
| Other | 16 |
| Total expenses | 882 |
| Net investment income | 7,030 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on investments | (2,271) |
| Unrealized appreciation in value of investments during the period | 1,724 |
| Net loss on investments | (547) |
| Net increase in net assets resulting from operations | $6,483 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## HIGH INCOME PORTFOLIO
*(In Thousands)*                                                          *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 7,030 | $ 13,886 |
| Realized net gain (loss) on investments . . . . . . . . . | (2,271) | 3,699 |
| Unrealized appreciation (depreciation) . . . . . . . . . . | 1,724 | (12,878) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 6,483 | 4,707 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (13,923) |
| Realized gains on investment transactions. . . . . . . . | (—) | (—) |
| | (—) | (13,923) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . | (3,841) | 5,473 |
| Total increase (decrease). . . . . . . . . . . . . . . . . . | 2,642 | (3,743) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 185,865 | 189,608 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $188,507 | $185,865 |
| Undistributed net investment income (loss) . . . . . . . | $ 6,993 | $ (37) |

(1) See "Financial Highlights" on page 118.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . . . | 2,461 | 4,996 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 4,282 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,621) | (7,445) |
| Increase (decrease) in outstanding capital shares . . . . . . . | (1,160) | 1,833 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . | $ 8,227 | $ 17,166 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 13,923 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (12,068) | (25,616) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . . | $ (3,841) | $ 5,473 |

See Notes to Financial Statements.

# Financial Highlights

## HIGH INCOME PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:* (Unaudited)

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period.... | $3.2521 | $3.4276 | $3.3375 | $2.9986 | $3.3261 | $3.3542 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income .......... | 0.1255 | 0.2626 | 0.2391 | 0.2529 | 0.2602 | 0.3346 |
| Net realized and unrealized gain (loss) on investments....... | (0.0109) | (0.1749) | 0.0901 | 0.3389 | (0.3275) | (0.0281) |
| Total from investment operations .......... | 0.1146 | 0.0877 | 0.3292 | 0.5918 | (0.0673) | 0.3065 |
| Less distributions from: | | | | | | |
| Net investment income .......... | (0.0000) | (0.2632) | (0.2391) | (0.2529) | (0.2602) | (0.3346) |
| Capital gains ........ | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions........ | (0.0000) | (0.2632) | (0.2391) | (0.2529) | (0.2602) | (0.3346) |
| Net asset value, end of period ........ | $3.3667 | $3.2521 | $3.4276 | $3.3375 | $2.9986 | $3.3261 |
| Total return ............ | 3.54% | 2.55% | 9.86% | 19.74% | –2.02% | 9.18% |
| Net assets, end of period (in millions).......... | $189 | $186 | $190 | $164 | $128 | $116 |
| Ratio of expenses to average net assets .... | 0.95%[1] | 0.95% | 0.96% | 0.95% | 0.95% | 0.93% |
| Ratio of net investment income to average net assets.......... | 7.55%[1] | 7.35% | 7.13% | 7.99% | 8.42% | 9.60% |
| Portfolio turnover rate..... | 32% | 54% | 83% | 119% | 85% | 194% |

[1] Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF INTERNATIONAL GROWTH PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target International Growth Portfolio had net assets totaling $222,290,937 invested in a diversified portfolio of:

| | |
|---|---|
| 93.55% | Foreign Common Stocks |
| 5.08% | Cash and Cash Equivalents |
| 1.37% | Domestic Common Stocks |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio was invested by geographic region and by industry, respectively, as follows:



| | | |
|---|---|---|
| | Japan. . . . . . . . . . . . . . . . . . . . . . . . . . . . | $21.17 |
| | United Kingdom. . . . . . . . . . . . . . . . . . . . | $13.15 |
| | Germany . . . . . . . . . . . . . . . . . . . . . . . . . | $12.09 |
| | Switzerland . . . . . . . . . . . . . . . . . . . . . . . | $10.93 |
| | Other Europe. . . . . . . . . . . . . . . . . . . . . . . | $ 9.46 |
| | France . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 8.61 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 5.08 |
| | Italy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.06 |
| | Ireland . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4.96 |
| | North America. . . . . . . . . . . . . . . . . . . . . . | $ 4.27 |
| | Other Pacific Basin . . . . . . . . . . . . . . . . . . | $ 3.86 |
| | South America. . . . . . . . . . . . . . . . . . . . . . | $ 1.36 |



| | | |
|---|---|---|
| ■ | Financial Services Stocks . . . . . . . . . . . . . | $23.69 |
| ■ | Consumer Goods Stocks . . . . . . . . . . . . . | $10.85 |
| ■ | Capital Goods Stocks . . . . . . . . . . . . . . . | $10.84 |
| ■ | Health Care Stocks . . . . . . . . . . . . . . . . | $  8.80 |
| ■ | Energy Stocks . . . . . . . . . . . . . . . . . . . . | $  8.65 |
| ■ | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $  8.36 |
| ☐ | Technology Stocks . . . . . . . . . . . . . . . . . | $  6.91 |
| ■ | Raw Materials Stocks . . . . . . . . . . . . . . . | $  6.20 |
| ■ | Cash and Cash Equivalents . . . . . . . . . . . | $  5.08 |
| ■ | Business Equipment and<br>    Services Stocks  . . . . . . . . . . . . . . . . . . | $  3.28 |
| ■ | Miscellaneous Stocks . . . . . . . . . . . . . . . | $  2.73 |
| ■ | Consumer Services Stocks. . . . . . . . . . . . | $  2.48 |
| ☐ | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $  2.13 |

# The Investments of International Growth Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 0.92%** | | |
| Westpac Banking Corporation (A) . . . . . . . . . . . . . . . . . . | 118,600 | $   2,051,711 |
| | | |
| **Belgium – 1.02%** | | |
| KBC Group NV (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,200 | 2,275,021 |
| | | |
| **Brazil – 1.36%** | | |
| Companhia Vale do Rio Doce, ADR . . . . . . . . . . . . . . . | 73,600 | 1,769,344 |
| Petroleo Brasileiro S.A. – Petrobras, ADR . . . . . . . . . . . . | 14,000 | 1,250,340 |
| | | 3,019,684 |
| **Canada – 2.46%** | | |
| EnCana Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 76,500 | 4,028,191 |
| Shoppers Drug Mart Corporation (A)(B) . . . . . . . . . . . . . | 39,700 | 1,440,339 |
| | | 5,468,530 |
| **China – 0.91%** | | |
| China Mobile (Hong Kong) Limited (A) . . . . . . . . . . . . . . | 354,000 | 2,023,821 |
| | | |
| **France – 8.61%** | | |
| ALSTOM (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,000 | 2,101,928 |
| EDF SA (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,000 | 2,055,178 |
| Pernod Ricard (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,200 | 2,220,432 |
| Pinault-Printemps-Redoute SA (A) . . . . . . . . . . . . . . . . . | 9,400 | 1,198,700 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36,500 | 3,562,091 |
| VINCI (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 48,800 | 5,027,743 |
| Vivendi Universal (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 85,000 | 2,978,908 |
| | | 19,144,980 |
| **Germany – 12.09%** | | |
| Allianz Aktiengesellschaft, Registered Shares (A) . . . . . . | 13,800 | 2,179,003 |
| BASF Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . | 26,700 | 2,142,612 |
| Commerzbank Aktiengesellschaft (A) . . . . . . . . . . . . . . . | 28,000 | 1,016,743 |
| Continental Aktiengesellschaft (A). . . . . . . . . . . . . . . . . . | 15,600 | 1,596,654 |
| Deutsche Telekom AG, Registered Shares (A) . . . . . . . . . | 143,000 | 2,299,106 |
| E.ON AG (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 2,302,291 |
| Fresenius AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,700 | 782,642 |
| Hypo Real Estate Holding AG (A) . . . . . . . . . . . . . . . . . . | 27,500 | 1,667,242 |
| SAP Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . | 17,200 | 3,627,745 |
| Salzgitter AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 1,687,068 |
| Siemens AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59,600 | 5,187,547 |
| Wacker Chemie AG (A)* . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000 | 2,123,735 |
| Wacker Chemie AG (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 265,467 |
| | | 26,877,855 |

See Notes to Schedule of Investments on page 125.

# The Investments of International Growth Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Greece – 2.79%** | | |
| Bank of Cyprus Limited (A) . . . . . . . . . . . . . . . . . . . . . . . | 225,000 | $ 2,187,176 |
| OPAP S.A. (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 70,000 | 2,533,799 |
| Piraeus Bank S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . | 62,500 | 1,486,896 |
| | | 6,207,871 |
| **Ireland – 4.96%** | | |
| Anglo Irish Bank Corporation plc (Great Britain) (A) . . . . . | 276,546 | 4,297,653 |
| Anglo Irish Bank Corporation plc (Ireland) (A). . . . . . . . . . | 220,000 | 3,432,971 |
| CRH public limited company (A) . . . . . . . . . . . . . . . . . . . | 64,600 | 2,106,154 |
| Irish Life & Permanent plc (A) . . . . . . . . . . . . . . . . . . . . . | 50,000 | 1,189,517 |
| | | 11,026,295 |
| **Italy – 5.06%** | | |
| Banca Italease S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 28,700 | 1,438,616 |
| Eni S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,800 | 1,231,283 |
| Saipem S.p.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 76,200 | 1,733,878 |
| Saras SpA (A)(B)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200,000 | 1,281,608 |
| UniCredito Italiano S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . | 710,000 | 5,557,730 |
| | | 11,243,115 |
| **Japan – 21.17%** | | |
| Astellas Pharma Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 56,500 | 2,073,576 |
| Canon Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 70,500 | 3,456,003 |
| Central Japan Railway Company (A). . . . . . . . . . . . . . . . . | 188 | 1,872,772 |
| Chubu Electric Power Company, Incorporated (A) . . . . . . | 43,000 | 1,161,045 |
| CREDIT SAISON CO., LTD. (A). . . . . . . . . . . . . . . . . . . . | 54,000 | 2,557,497 |
| DENSO CORPORATION (A). . . . . . . . . . . . . . . . . . . . . . | 34,700 | 1,134,027 |
| Hoya Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,300 | 1,966,716 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . | 300 | 4,194,338 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 50,300 | 1,004,330 |
| Mitsubishi Estate Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . | 143,000 | 3,036,438 |
| Mizuho Financial Group, Inc. (A) . . . . . . . . . . . . . . . . . . | 390 | 3,302,254 |
| ORIX Corporation (A). . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,000 | 2,930,793 |
| SMC Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,700 | 2,786,989 |
| SUMCO Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . | 39,000 | 2,221,950 |
| Sega Sammy Holdings Inc. (A) . . . . . . . . . . . . . . . . . . . . | 93,000 | 3,445,648 |
| Sumitomo Metal Industries, Ltd. (A). . . . . . . . . . . . . . . . . | 420,000 | 1,732,261 |
| Taisei Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 240,000 | 876,617 |
| Tokyo Electric Power Company, Incorporated (The) (A) . . | 41,000 | 1,132,122 |
| Toyota Motor Corporation (A). . . . . . . . . . . . . . . . . . . . . . | 77,900 | 4,077,429 |
| YAMADA-DENKI Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . | 20,600 | 2,100,682 |
| | | 47,063,487 |

See Notes to Schedule of Investments on page 125.

# The Investments of International Growth Portfolio

June 30, 2006                                                      *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Luxembourg – 1.28%** | | |
| Tenaris S.A., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 70,000 | $ **2,834,300** |
| | | |
| **Mexico – 0.44%** | | |
| Cemex, S.A. de C.V., ADR* . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | **968,490** |
| | | |
| **Norway – 1.33%** | | |
| Orkla ASA (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,700 | 1,330,134 |
| Statoil ASA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,200 | 1,621,841 |
| | | **2,951,975** |
| **Russia – 1.56%** | | |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,700 | **3,469,440** |
| | | |
| **South Korea – 0.86%** | | |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . . | 3,000 | **1,906,719** |
| | | |
| **Spain – 1.06%** | | |
| Enagas, S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,000 | **2,346,802** |
| | | |
| **Sweden – 0.42%** | | |
| Telefonaktiebolaget LM Ericsson, B Shares (A) . . . . . . . . | 285,000 | **942,509** |
| | | |
| **Switzerland – 10.93%** | | |
| ABB Ltd (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84,000 | 1,092,471 |
| Compagnie Financiere Richemont SA (A). . . . . . . . . . . . . | 26,500 | 1,213,856 |
| Credit Suisse Group, Registered Shares (A). . . . . . . . . . . | 46,000 | 2,573,637 |
| Holcim Ltd, Registered Shares (A) . . . . . . . . . . . . . . . . . | 28,900 | 2,214,985 |
| Nestle S.A., Registered Shares (A) . . . . . . . . . . . . . . . . . | 10,900 | 3,423,664 |
| Novartis AG, Registered Shares (A) . . . . . . . . . . . . . . . . | 102,000 | 5,523,210 |
| Roche Holdings AG, Genussschein (A). . . . . . . . . . . . . . | 17,100 | 2,826,805 |
| UBS AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,500 | 3,123,799 |
| Zurich Financial Services, Registered Shares (A)* . . . . . . | 10,500 | 2,301,746 |
| | | **24,294,173** |
| **Taiwan – 0.52%** | | |
| Himax Technologies, Inc., ADR* . . . . . . . . . . . . . . . . . . . | 200,000 | **1,151,000** |
| | | |
| **Turkey – 0.65%** | | |
| Turkiye Vakiflar Bankasi T.A.O. (A)(B) . . . . . . . . . . . . . . . | 370,000 | **1,449,605** |

See Notes to Schedule of Investments on page 125.

## COMMON STOCKS (Continued)

| | Shares | Value |
|---|---|---|
| **United Kingdom – 13.15%** | | |
| BAE SYSTEMS plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 185,000 | $    1,264,932 |
| BHP Billiton Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 127,000 | 2,463,580 |
| BP p.l.c. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 284,000 | 3,311,241 |
| British American Tobacco p.l.c. (A) . . . . . . . . . . . . . . . . . | 142,600 | 3,591,568 |
| Diageo plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 138,000 | 2,320,968 |
| GlaxoSmithKline plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 171,500 | 4,791,991 |
| IG Group Holdings plc (A)(B) . . . . . . . . . . . . . . . . . . . . . . | 258,000 | 1,013,832 |
| Reckitt Benckiser plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 85,500 | 3,193,779 |
| Royal Bank of Scotland Group plc (The) (A) . . . . . . . . . . . | 107,659 | 3,539,725 |
| Vodafone Group Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000,000 | 2,131,220 |
| Xstrata plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42,500 | 1,611,129 |
| | | 29,233,965 |
| **United States – 1.37%** | | |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,600 | 1,276,156 |
| Transocean Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,000 | 1,767,040 |
| | | 3,043,196 |
| **TOTAL COMMON STOCKS – 94.92%** | | **$210,994,544** |
| (Cost: $165,991,488) | | |

## SHORT-TERM SECURITIES

| | Principal Amount in Thousands | |
|---|---|---|
| **Commercial Paper** | | |
| **Beverages – 2.18%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,172 | 2,171,373 |
| PepsiCo, Inc., | | |
| 5.21%, 7–28–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,688 | 2,684,499 |
| | | 4,855,872 |
| **Utilities – Telephone – 0.90%** | | |
| BellSouth Corporation, | | |
| 5.18%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **1,998,561** |
| **Total Commercial Paper – 3.08%** | | **6,854,433** |

See Notes to Schedule of Investments on page 125.

# The Investments of International Growth Portfolio

*June 30, 2006*                                                    *(Unaudited)*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper (backed by irrevocable bank letter of credit) – 1.75%** | | |
| **Multiple Industry** | | |
| Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch), | | |
| 5.07%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,899 | $ 3,896,254 |
| **TOTAL SHORT-TERM SECURITIES – 4.83%** | | $ 10,750,687 |
| (Cost: $10,750,687) | | |
| **TOTAL INVESTMENT SECURITIES – 99.75%** | | $221,745,231 |
| (Cost: $176,742,175) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.25%** | | 545,706 |
| **NET ASSETS – 100.00%** | | $222,290,937 |

**Notes to Schedule of Investments**

Certain acronyms are used with the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

\*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $7,984,650 or 3.59% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## INTERNATIONAL GROWTH PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                  *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $176,742) (Notes 1 and 3) . . . . . . . | $221,745 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 655 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222,444 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 153 |
|         Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $222,291 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 27 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 213,234 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . . | (685) |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (35,301) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . | 45,016 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $222,291 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . . | $ 8.1074 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,418 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

See Notes to Financial Statements.

# Statement of Operations

## INTERNATIONAL GROWTH PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                              *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---|
| Dividends (net of foreign withholding taxes of $326) . . . . . . . . . . . . . . . . . | $ 2,688 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 163 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,851 |

Expenses (Note 2):

| | |
|---|---|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 933 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 274 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,334 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,517 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,431 |
| Realized net gain on foreign currency transactions . . . . . . . . . . . . . . . . . . . . | 34 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18,465 |
| Unrealized depreciation in value of investments during the period . . . . . . . . | (6,110) |
| Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,355 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . | $13,872 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## INTERNATIONAL GROWTH PORTFOLIO
*(In Thousands)* *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 1,517 | $ 1,254 |
| Realized net gain on investments . . . . . . . . . . . . . . | 18,465 | 17,275 |
| Unrealized appreciation (depreciation) . . . . . . . . . | (6,110) | 10,754 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 13,872 | 29,283 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (4,117) |
| Realized gains on investment transactions. . . . . . . | (—) | (—) |
| | (—) | (4,117) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . | 2,526 | (6,003) |
| Total increase. . . . . . . . . . . . . . . . . . . . . . . . . . | 16,398 | 19,163 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 205,893 | 186,730 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $222,291 | $205,893 |
| Undistributed net investment loss . . . . . . . . . . . . . | $ (685) | $ (2,236) |

(1) See "Financial Highlights" on page 129.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . | 1,632 | 2,582 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 542 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,325) | (4,078) |
| Increase (decrease) in outstanding capital shares . . . . . . | 307 | (954) |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . | $ 13,257 | $ 17,412 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 4,117 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (10,731) | (27,532) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . | $ 2,526 | $ (6,003) |

See Notes to Financial Statements.

# Financial Highlights

## INTERNATIONAL GROWTH PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:* *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period.... | $7.5943 | $6.6534 | $5.8722 | $4.7683 | $5.8536 | $7.8610 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . | 0.0575 | 0.0493 | 0.0367 | 0.0833 | 0.0227 | 0.0498 |
| Net realized and unrealized gain (loss) on investments........ | 0.4556 | 1.0465 | 0.7853 | 1.1039 | (1.0853) | (1.7977) |
| Total from investment operations .......... | 0.5131 | 1.0958 | 0.8220 | 1.1872 | (1.0626) | (1.7479) |
| Less distributions from: | | | | | | |
| Net investment income .......... | (0.0000) | (0.1549) | (0.0408) | (0.0833) | (0.0227) | (0.0419) |
| Capital gains ........ | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.2176) |
| Total distributions........ | (0.0000) | (0.1549) | (0.0408) | (0.0833) | (0.0227) | (0.2595) |
| Net asset value, end of period ........ | $8.1074 | $7.5943 | $6.6534 | $5.8722 | $4.7683 | $5.8536 |
| Total return ............ | 6.75% | 16.47% | 14.00% | 24.90% | −18.15% | −22.23% |
| Net assets, end of period (in millions).......... | $222 | $206 | $187 | $170 | $139 | $187 |
| Ratio of expenses to average net assets .... | 1.22%[1] | 1.21% | 1.20% | 1.24% | 1.30% | 1.25% |
| Ratio of net investment income to average net assets.......... | 1.38%[1] | 0.67% | 0.59% | 1.70% | 0.41% | 0.71% |
| Portfolio turnover rate..... | 47% | 86% | 81% | 131% | 116% | 100% |

(1)Annualized.

See Notes to Financial Statements.

## SUMMARY OF INTERNATIONAL VALUE PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target International Value Portfolio had net assets totaling $500,875,015 invested in a diversified portfolio of:

| | |
|---|---|
| 97.58% | Foreign Common Stocks and Right |
| 2.42% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio was invested by geographic region and by industry, respectively, as follows:



| | | |
|---|---|---|
| | United Kingdom. . . . . . . . . . . . . . . . . . . | $28.97 |
| | Other Europe. . . . . . . . . . . . . . . . . . . . . | $ 9.66 |
| | France . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6.99 |
| | Other Pacific Basin . . . . . . . . . . . . . . . . | $ 6.78 |
| | Netherlands. . . . . . . . . . . . . . . . . . . . . . | $ 6.32 |
| | South Korea. . . . . . . . . . . . . . . . . . . . . . | $ 6.10 |
| | Germany . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.03 |
| | Taiwan . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4.92 |
| | Japan . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4.72 |
| | Spain . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4.27 |
| | North America. . . . . . . . . . . . . . . . . . . . | $ 3.46 |
| | Switzerland . . . . . . . . . . . . . . . . . . . . . . | $ 3.17 |
| | Norway . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3.14 |
| | Cash and Cash Equivalents . . . . . . . . . . | $ 2.42 |
| | Other . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.37 |
| | Bahamas/Caribbean . . . . . . . . . . . . . . . . | $ 1.68 |



| | | |
|---|---|---|
| ■ | Financial Services Stocks . . . . . . . . . . . . . | $18.44 |
| ■ | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $17.81 |
| ■ | Technology Stocks . . . . . . . . . . . . . . . . . | $ 8.04 |
| ■ | Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $ 6.77 |
| ■ | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 6.53 |
| ■ | Consumer Services Stocks . . . . . . . . . . . | $ 5.72 |
| □ | Consumer Nondurables Stocks . . . . . . . . | $ 5.66 |
| ■ | Health Care Stocks . . . . . . . . . . . . . . . . . | $ 5.16 |
| ■ | Capital Goods Stocks . . . . . . . . . . . . . . . | $ 5.09 |
| ■ | Shelter Stocks . . . . . . . . . . . . . . . . . . . . . | $ 4.88 |
| ■ | Consumer Durables Stocks . . . . . . . . . . . | $ 4.03 |
| ■ | Miscellaneous Stocks . . . . . . . . . . . . . . . | $ 3.65 |
| ■ | Raw Materials Stocks . . . . . . . . . . . . . . . | $ 2.96 |
| ■ | Business Equipment and Services Stocks | $ 2.84 |
| □ | Cash and Cash Equivalents . . . . . . . . . . . | $ 2.42 |

# The Investments of International Value Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS AND RIGHT | Shares | Value |
|---|---|---|
| **Australia – 1.92%** | | |
| National Australia Bank Limited (A) . . . . . . . . . . . . . . | 249,043 | $    6,506,864 |
| Qantas Airways Limited (A) . . . . . . . . . . . . . . . . . . . . | 857,600 | 1,886,362 |
| Qantas Airways Limited (A)(B). . . . . . . . . . . . . . . . . . | 545,600 | 1,200,092 |
| | | 9,593,318 |
| **Belgium – 2.37%** | | |
| Agfa-Gevaert N.V. (A). . . . . . . . . . . . . . . . . . . . . . . . | 332,440 | 8,053,431 |
| Agfa-Gevaert N.V. (A)(B) . . . . . . . . . . . . . . . . . . . . . | 5,100 | 123,549 |
| Belgacom SA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 111,330 | 3,692,346 |
| | | 11,869,326 |
| **Bermuda – 1.68%** | | |
| ACE Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83,770 | 4,237,924 |
| XL Capital Ltd, Class A . . . . . . . . . . . . . . . . . . . . . . . | 68,390 | 4,192,307 |
| | | 8,430,231 |
| **Canada – 2.47%** | | |
| Barrick Gold Corporation (A) . . . . . . . . . . . . . . . . . . . | 206,300 | 6,093,085 |
| Domtar Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 510,680 | 3,152,007 |
| Quebecor World Inc. (A). . . . . . . . . . . . . . . . . . . . . . . | 281,000 | 3,121,383 |
| | | 12,366,475 |
| **China – 0.78%** | | |
| China Telecom Corporation Limited (A). . . . . . . . . . . . | 8,936,000 | 2,876,531 |
| China Telecom Corporation Limited (A)(B) . . . . . . . . . | 3,240,000 | 1,042,968 |
| | | 3,919,499 |
| **Denmark – 2.24%** | | |
| Vestas Wind Systems A/S (A)* . . . . . . . . . . . . . . . . . . | 410,221 | 11,219,458 |
| **Finland – 2.38%** | | |
| Stora Enso Oyj, Class R (A) . . . . . . . . . . . . . . . . . . . . | 340,690 | 4,758,496 |
| Stora Enso Oyj, Class R (A) . . . . . . . . . . . . . . . . . . . . | 71,073 | 982,633 |
| UPM-Kymmene Corporation (A) . . . . . . . . . . . . . . . . . | 286,300 | 6,170,338 |
| | | 11,911,467 |
| **France – 6.99%** | | |
| AXA S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 227,853 | 7,478,234 |
| AXA S.A., Rights (A)*. . . . . . . . . . . . . . . . . . . . . . . . . | 227,853 | 192,347 |
| Arkema (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,172 | 84,748 |
| France Telecom (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 460,829 | 9,908,210 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89,350 | 8,719,805 |
| THOMSON (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 174,870 | 2,892,021 |
| TOTAL S.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86,868 | 5,716,535 |
| | | 34,991,900 |

See Notes to Schedule of Investments on page 136.

# The Investments of International Value Portfolio

June 30, 2006      *(Unaudited)*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---|---|
| **Germany – 5.03%** | | |
| Bayerische Motoren Werke Aktiengesellschaft (A) . . . . | 72,100 | $ 3,600,251 |
| Deutsche Post AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 241,000 | 6,476,357 |
| E.ON AG (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,900 | 3,902,383 |
| Munchener Ruckversicherungs-Gesellschaft | | |
|     Aktiengesellschaft, Registered Shares (A). . . . . . . . | 43,880 | 5,998,611 |
| Siemens AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59,900 | 5,213,659 |
| | | 25,191,261 |
| **Hong Kong – 1.74%** | | |
| Hutchison Whampoa Limited, Ordinary | | |
|     Shares (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 955,100 | 8,719,286 |
| **Israel – 1.55%** | | |
| Check Point Software Technologies Ltd.* . . . . . . . . . . . | 442,720 | 7,780,804 |
| **Italy – 1.51%** | | |
| Eni S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 257,739 | 7,592,097 |
| **Japan – 4.72%** | | |
| KDDI CORPORATION (A) . . . . . . . . . . . . . . . . . . . . . . | 1,067 | 6,554,535 |
| Konica Minolta Holdings, Inc. (A) . . . . . . . . . . . . . . . . | 363,000 | 4,583,493 |
| Sony Corporation (A)* . . . . . . . . . . . . . . . . . . . . . . . . | 167,700 | 7,400,253 |
| Takeda Pharmaceutical Company Limited (A) . . . . . . . | 82,200 | 5,114,156 |
| | | 23,652,437 |
| **Mexico – 0.99%** | | |
| Telefonos de Mexico, S.A. de C.V., ADR . . . . . . . . . . . | 238,840 | 4,975,037 |
| **Netherlands – 6.32%** | | |
| Akzo Nobel N.V. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 102,540 | 5,529,446 |
| ING Groep N.V., Certicaaten Van Aandelen (A) . . . . . . | 251,394 | 9,881,096 |
| Koninklijke Philips Electronics N.V., Ordinary | | |
|     Shares (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200,550 | 6,266,626 |
| Reed Elsevier NV (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 663,360 | 9,978,018 |
| | | 31,655,186 |
| **Norway – 3.14%** | | |
| Norske Skogindustrier ASA (A) . . . . . . . . . . . . . . . . . . | 360,671 | 5,287,032 |
| Telenor ASA (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 850,340 | 10,279,376 |
| Telenor ASA (A)(B). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,700 | 165,613 |
| | | 15,732,021 |

See Notes to Schedule of Investments on page 136.

# The Investments of International Value Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---|---|
| **Portugal – 0.50%** | | |
| Portugal Telecom, SGPS, S.A., Ordinary Shares (A) | 207,040 | $ 2,499,850 |
| **Singapore – 2.34%** | | |
| DBS Group Holdings Ltd (A) | 300,000 | 3,430,521 |
| Flextronics International Ltd.* | 325,350 | 3,453,590 |
| Venture Corporation Limited (A) | 724,000 | 4,848,469 |
| | | 11,732,580 |
| **South Africa – 0.82%** | | |
| Sappi Limited (A) | 334,530 | 4,115,139 |
| **South Korea – 6.10%** | | |
| KT Corporation, ADR | 329,160 | 7,060,482 |
| Kookmin Bank, ADR* | 73,760 | 6,126,506 |
| POSCO, ADR | 46,710 | 3,124,899 |
| SK Telecom Co., Ltd., ADR | 184,530 | 4,321,693 |
| Samsung Electronics Co., Ltd., GDR (B) | 31,490 | 9,895,732 |
| | | 30,529,312 |
| **Spain – 4.27%** | | |
| Gamesa Corporacion Tecnologica, S.A. (A) | 298,034 | 6,388,921 |
| Iberdrola, S.A. (A) | 84,078 | 2,896,052 |
| Repsol YPF, S.A. (A) | 256,583 | 7,348,008 |
| Telefonica, S.A., ADR | 95,275 | 4,738,978 |
| | | 21,371,959 |
| **Sweden – 0.66%** | | |
| Securitas AB, Class B (A) | 172,280 | 3,303,524 |
| **Switzerland – 3.17%** | | |
| Nestle S.A., Registered Shares (A) | 21,620 | 6,790,790 |
| Swiss Reinsurance Company, Registered Shares (A) | 60,290 | 4,213,963 |
| UBS AG (A) | 44,400 | 4,866,549 |
| | | 15,871,302 |
| **Taiwan – 4.92%** | | |
| Chunghwa Telecom Co., Ltd., ADR | 202,400 | 3,738,328 |
| Compal Electronics Inc., GDR | 439,398 | 2,096,763 |
| Compal Electronics Inc., GDR (B) | 513,329 | 2,449,555 |
| Lite-On Technology Corporation, GDR | 534,070 | 7,909,523 |
| Mega Financial Holding Company (A) | 11,400,000 | 8,432,708 |
| | | 24,626,877 |

See Notes to Schedule of Investments on page 136.

# The Investments of International Value Portfolio

June 30, 2006                                                        *(Unaudited)*

| COMMON STOCKS AND RIGHT (Continued) | Shares | Value |
|---|---|---|
| **United Kingdom – 28.97%** | | |
| AMVESCAP PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 340,700 | $  3,120,211 |
| Aviva plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 181,110 | 2,563,746 |
| BAE SYSTEMS plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 649,760 | 4,442,716 |
| BBA Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 542,660 | 2,651,736 |
| BP p.l.c. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 591,000 | 6,890,647 |
| Boots Group PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 360,615 | 5,131,454 |
| British Sky Broadcasting Group plc (A) . . . . . . . . . . . . | 919,890 | 9,755,662 |
| Cadbury Schweppes plc (A) . . . . . . . . . . . . . . . . . . . . | 349,060 | 3,366,215 |
| Centrica plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,015,750 | 5,357,965 |
| Compass Group PLC (A) . . . . . . . . . . . . . . . . . . . . . . . | 3,513,190 | 17,037,448 |
| GlaxoSmithKline plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 273,900 | 7,653,215 |
| Group 4 Securicor plc (A) . . . . . . . . . . . . . . . . . . . . . . | 1,580,600 | 4,903,113 |
| HSBC Holdings plc (A). . . . . . . . . . . . . . . . . . . . . . . . . | 417,940 | 7,353,772 |
| Pearson plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 425,050 | 5,788,955 |
| Rentokil Initial plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 2,082,700 | 6,008,122 |
| Rolls-Royce Group plc (A)* . . . . . . . . . . . . . . . . . . . . . | 695,160 | 5,321,971 |
| Royal Bank of Scotland Group plc (The) (A) . . . . . . . . | 325,080 | 10,688,319 |
| Royal Dutch Shell plc, Class B (A). . . . . . . . . . . . . . . . | 181,853 | 6,359,155 |
| Shire plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300,220 | 4,380,302 |
| tesco plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 657,030 | 4,058,066 |
| Unilever PLC (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 241,385 | 5,427,882 |
| Vodafone Group Plc (A) . . . . . . . . . . . . . . . . . . . . . . . . | 4,840,120 | 10,315,362 |
| Wm MORRISON SUPERMARKETS PLC (A) . . . . . . . | 1,811,170 | 6,514,277 |
| | | **145,090,311** |
| | | |
| **TOTAL COMMON STOCKS AND RIGHT – 97.58%** | | **$488,740,657** |

(Cost: $378,639,242)

See Notes to Schedule of Investments on page 136.

# The Investments of International Value Portfolio

June 30, 2006        *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Aircraft – 1.11%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,584 | $ 5,582,359 |
| | | |
| **Finance Companies – 0.93%** | | |
| Preferred Receivables Funding Corp., | | |
| 5.28%, 7–13–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,654 | 4,645,809 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 2.04%** | | $ 10,228,168 |
| (Cost: $10,228,168) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.62%** | | $498,968,825 |
| (Cost: $388,867,410) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.38%** | | 1,906,190 |
| | | |
| **NET ASSETS – 100.00%** | | $500,875,015 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; GDR – Global Depositary Receipts.

\*No income dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $14,877,509 or 2.97% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## INTERNATIONAL VALUE PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $388,867) (Notes 1 and 3) . . . . . . . | $498,969 |
| Cash denominated in foreign currencies (cost – $181) . . . . . . . . . . . . . . . . | 182 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,975 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 36 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
|        Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 501,228 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 61 |
|        Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 353 |
|           Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $500,875 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $      24 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 359,535 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . . | 6,997 |
|     Accumulated undistributed net realized gain on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,186 |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . . | 110,133 |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $500,875 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . | $21.1421 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 23,691 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

See Notes to Financial Statements.

# Statement of Operations

## INTERNATIONAL VALUE PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                      *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $1,037) . . . . . . . . . . . . . . . | $10,105 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 331 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,436 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 63 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,069 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 609 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,883 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,553 |

**REALIZED AND UNREALIZED GAIN**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,433 |
| Realized net gain on foreign currency transactions . . . . . . . . . . . . . . . . . . . | 232 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,665 |
| Unrealized appreciation in value of investments during the period . . . . . . . . | 14,873 |
| Net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,538 |
| Net increase in net assets resulting from operations . . . . . . . . . . . | $47,091 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## INTERNATIONAL VALUE PORTFOLIO
*(In Thousands)* *(Unaudited)*

|  | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 7,553 | $ 6,942 |
| Realized net gain on investments . . . . . . . . . . . . . | 24,665 | 36,360 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . | 14,873 | 2,749 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . | 47,091 | 46,051 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (9,183) |
| Realized gains on investment transactions. . . . . . . | (—) | (37,229) |
|  | (—) | (46,412) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . | (9,053) | 62,437 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,038 | 62,076 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . | 462,837 | 400,761 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $500,875 | $462,837 |
| Undistributed net investment income (loss) . . . . . . | $ 6,997 | $ (788) |

(1)See "Financial Highlights" on page 140.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . . | 1,062 | 2,944 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 2,421 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,513) | (2,131) |
| Increase (decrease) in outstanding capital shares . . . . . . | (451) | 3,234 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 21,883 | $ 58,166 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 46,411 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (30,936) | (42,140) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . | $ (9,053) | $ 62,437 |

See Notes to Financial Statements.

# Financial Highlights

## INTERNATIONAL VALUE PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:* *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . | $19.1711 | $19.1681 | $15.8947 | $11.0000 | $13.4000 | $17.6000 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income. . . . . . . . | 0.3182 | 0.3199 | 0.2759 | 0.2558 | 0.2000 | 0.3000 |
| Net realized and unrealized gain (loss) on investments . . . . . | 1.6528 | 1.8192 | 3.3285 | 4.8829 | (2.6000) | (2.3000) |
| Total from investment operations . . . . . . . . | 1.9710 | 2.1391 | 3.6044 | 5.1387 | (2.4000) | (2.0000) |
| Less distributions from: | | | | | | |
| Net investment income. . . . . . . . | (0.0000) | (0.4226) | (0.1850) | (0.2440) | (0.0000) | (0.6000) |
| Capital gains . . . . . . | (0.0000) | (1.7135) | (0.1460) | (0.0000) | (0.0000) | (1.6000) |
| Total distributions . . . . . | (0.0000) | (2.1361) | (0.3310) | (0.2440) | (0.0000) | (2.2000) |
| Net asset value, end of period. . . . . . | $21.1421 | $19.1711 | $19.1681 | $15.8947 | $11.0000 | $13.4000 |
| Total return. . . . . . . . . | 10.28% | 11.16% | 22.68% | 46.85% | −17.82% | −11.21% |
| Net assets, end of period (in millions). . . . . . . . | $501 | $463 | $401 | $324 | $223 | $279 |
| Ratio of expenses to average net assets . . . . . . . . | 1.18%[1] | 1.19% | 1.19% | 1.07% | 0.99% | 0.97% |
| Ratio of net investment income to average net assets . . . . . . . . | 3.10%[1] | 1.63% | 1.65% | 2.03% | 1.87% | 1.60% |
| Portfolio turnover rate . . | 17% | 23% | 31% | 35% | 33% | 39% |

(1)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF LIMITED-TERM BOND PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Limited-Term Bond Portfolio had net assets totaling $72,273,527 invested in a diversified portfolio of:

| | |
|---|---|
| 56.10% | U.S. Government and Government Agency Obligations |
| 40.98% | Corporate Debt Securities |
| 2.92% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| U.S. Government and Government Agency Obligations . . . . . . . . . . . . . . . | $56.10 |
| Utilities Bonds . . . . . . . . . . . . . . . . . . . . . . | $ 7.99 |
| Business Equipment and Services Bonds | $ 7.55 |
| Energy Bonds . . . . . . . . . . . . . . . . . . . . . . . | $ 6.05 |
| Transportation Bonds . . . . . . . . . . . . . . . . | $ 5.39 |
| Technology Bonds. . . . . . . . . . . . . . . . . . . | $ 4.23 |
| Miscellaneous Bonds . . . . . . . . . . . . . . . . | $ 3.97 |
| Raw Materials Bonds . . . . . . . . . . . . . . . . | $ 3.36 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 2.92 |
| Capital Goods Bonds . . . . . . . . . . . . . . . . | $ 2.44 |

On June 30, 2006, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



| | |
|---|---|
| AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 56.09% |
| AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.02% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16.15% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22.82% |
| Cash and Cash Equivalents . . . . . . . . . . . | 2.92% |

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

# The Investments of Limited-Term Bond Portfolio

June 30, 2006                                                     *(Unaudited)*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---:|---:|
| **Aircraft – 2.84%** | | |
| Raytheon Company, | | |
|   6.75%, 8–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,030 | $ 2,049,715 |
| **Broadcasting – 1.98%** | | |
| Cox Communications, Inc., | | |
|   4.625%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,430,783 |
| **Business Equipment and Services – 4.82%** | | |
| International Lease Finance Corporation, | | |
|   5.0%, 4–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,456,704 |
| USA Waste Services, Inc., | | |
|   7.125%, 10–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,028,152 |
| | | 3,484,856 |
| **Capital Equipment – 2.44%** | | |
| John Deere Capital Corporation, | | |
|   5.125%, 10–19–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,766 | 1,763,773 |
| **Chemicals – Petroleum and Inorganic – 2.01%** | | |
| Monsanto Company, | | |
|   4.0%, 5–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,454,460 |
| **Communications Equipment – 1.39%** | | |
| Cisco Systems, Inc., | | |
|   5.26938%, 2–20–09 . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,000,989 |
| **Forest and Paper Products – 1.99%** | | |
| International Paper Company, | | |
|   4.25%, 1–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,441,560 |
| **Mining – 1.35%** | | |
| BHP Billiton Finance (USA) Limited, | | |
|   5.0%, 12–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 972,605 |
| **Petroleum – International – 6.05%** | | |
| Anadarko Petroleum Corporation, | | |
|   5.375%, 3–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,385 | 2,373,287 |
| Conoco Funding Company, | | |
|   5.45%, 10–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,998,374 |
| | | 4,371,661 |

See Notes to Schedule of Investments on page 145.

# The Investments of Limited-Term Bond Portfolio

June 30, 2006

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Railroad – 5.39%** | | |
| CSX Corporation, | | |
| 6.25%, 10–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 1,010,786 |
| Norfolk Southern Corporation, | | |
| 7.35%, 5–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,850 | 1,874,402 |
| Union Pacific Corporation, | | |
| 6.625%, 2–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013,102 |
| | | **3,898,290** |
| **Timesharing and Software – 2.73%** | | |
| Equifax Inc., | | |
| 4.95%, 11–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | **1,970,080** |
| **Utilities – Electric – 7.30%** | | |
| FPL Group Capital Inc, | | |
| 7.625%, 9–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,007,052 |
| Kansas City Power & Light Company, | | |
| 6.0%, 3–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,276 | 1,277,723 |
| Virginia Electric and Power Company, | | |
| 5.375%, 2–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,994,628 |
| | | **5,279,403** |
| **Utilities – Telephone – 0.69%** | | |
| SBC Communications Inc., | | |
| 5.38%, 11–14–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | **501,040** |
| **TOTAL CORPORATE DEBT SECURITIES – 40.98%** | | **$29,619,215** |
| (Cost: $30,041,226) | | |
| **UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Agency Obligations – 14.28%** | | |
| Federal Home Loan Bank, | | |
| 5.0%, 2–29–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,984,550 |
| Federal Home Loan Mortgage Corporation: | | |
| 3.625%, 9–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,924,874 |
| 5.0%, 10–18–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,447,315 |
| Federal National Mortgage Association: | | |
| 4.25%, 7–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,974,638 |
| 5.3%, 3–20–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,986,476 |
| | | **10,317,853** |
| **Mortgage-Backed Obligations – 20.87%** | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO: | | |
| 4.0%, 5–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,626 | 1,560,961 |

See Notes to Schedule of Investments on page 145.

# The Investments of Limited-Term Bond Portfolio

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Continued): | | |
| 3.5%, 12–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 914 | $ 862,470 |
| 5.5%, 7–15–17 (Interest Only) . . . . . . . . . . . . . . . . . . | 1,250 | 30,371 |
| 5.5%, 10–15–23 (Interest Only) . . . . . . . . . . . . . . . . | 4,154 | 258,893 |
| 5.0%, 6–15–24 (Interest Only) . . . . . . . . . . . . . . . . . | 2,000 | 204,309 |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 7.0%, 8–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 1,754 |
| 4.5%, 5–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 936 | 902,210 |
| 4.0%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,441 | 1,362,261 |
| 5.5%, 1–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 109 | 107,587 |
| 5.5%, 5–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 118 | 116,232 |
| 4.5%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,207 | 1,141,179 |
| 4.5%, 4–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,201 | 1,136,106 |
| 4.5%, 3–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,526 | 1,442,609 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.0%, 11–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 | 12,759 |
| 7.0%, 10–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 | 14,440 |
| 6.0%, 3–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46 | 46,595 |
| 6.0%, 3–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42 | 41,926 |
| 5.5%, 2–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 415 | 408,496 |
| 5.5%, 1–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 689 | 677,618 |
| 5.0%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,158 | 1,117,331 |
| 5.0%, 6–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,254 | 1,207,986 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.5%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 | 21,674 |
| 7.5%, 3–15–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 | 18,515 |
| 6.0%, 8–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64 | 64,308 |
| 6.0%, 12–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 126,156 |
| 5.5%, 1–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 176 | 174,349 |
| 6.0%, 1–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113 | 113,430 |
| 5.5%, 7–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 278 | 275,246 |
| 5.5%, 10–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 152 | 149,931 |
| 5.0%, 12–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 797 | 774,273 |
| 7.0%, 6–15–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 | 20,556 |
| 7.0%, 7–15–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28 | 28,557 |
| 3.75%, 1–20–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 680 | 662,738 |
| | | **15,083,826** |
| **Treasury Inflation Protected Obligation – 0.80%** | | |
| United States Treasury Note, | | |
| 3.0%, 7–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | **577,024** |

See Notes to Schedule of Investments on page 145.

# The Investments of Limited-Term Bond Portfolio

June 30, 2006                                                              *(Unaudited)*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Treasury Obligations – 20.15%** | | |
| United States Treasury Notes: | | |
| 7.0%, 7–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   500 | $    500,196 |
| 4.75%, 11–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,982,110 |
| 3.125%, 4–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,897,032 |
| 4.0%, 6–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,938,516 |
| 4.0%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 2,407,325 |
| 5.0%, 2–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,995,078 |
| 5.0%, 8–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 996,992 |
| 4.375%, 8–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 961,953 |
| 4.25%, 8–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,883,516 |
| | | 14,562,718 |
| | | |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 56.10%** | | **$40,541,421** |
| (Cost: $41,834,005) | | |
| | | |
| **SHORT-TERM SECURITY – 1.79%** | | |
| | | |
| **Retail – General Merchandise** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,295 | **$  1,294,629** |
| (Cost: $1,294,629) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 98.87%** | | **$71,455,265** |
| (Cost: $73,169,860) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.13%** | | **818,262** |
| | | |
| **NET ASSETS – 100.00%** | | **$72,273,527** |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

(A) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## LIMITED-TERM BOND PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                          *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $73,170) (Notes 1 and 3) . . . . . . . . . | $71,455 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 880 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72,349 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75 |
|        Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $72,274 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 13 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73,159 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . . | 1,280 |
|     Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (463) |
|     Net unrealized depreciation in value of investments. . . . . . . . . . . . . . . . . | (1,715) |
|       Net assets applicable to outstanding units of capital. . . . . . . . . . . . . . | $72,274 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . . | $5.5022 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,135 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,000 |

See Notes to Financial Statements.

# Statement of Operations

## LIMITED-TERM BOND PORTFOLIO

*For the Fiscal Year Ended June 30, 2006*
*(In Thousands)*     *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization | $1,596 |
| Expenses (Note 2): | |
| Accounting services fee | 22 |
| Audit fees | 8 |
| Custodian fees | 3 |
| Investment management fee | 181 |
| Legal fees | 1 |
| Service fee | 90 |
| Shareholder servicing | 2 |
| Other | 7 |
| Total expenses | 314 |
| Net investment income | 1,282 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on investments | (17) |
| Unrealized depreciation in value of investments during the period | (853) |
| Net loss on investments | (870) |
| Net increase in net assets resulting from operations | $ 412 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**LIMITED-TERM BOND PORTFOLIO**
*(In Thousands)* *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $ 1,282 | $ 2,422 |
| Realized net loss on investments . . . . . . . . . . . . . . | (17) | (113) |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . | (853) | (1,025) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 412 | 1,284 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | (—) | (2,424) |
| Realized gains on investment transactions. . . . . . . . | (—) | (—) |
| | (—) | (2,424) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . . | (3,191) | (2,967) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,779) | (4,107) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 75,053 | 79,160 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $72,274 | $75,053 |
| Undistributed net investment income (loss) . . . . . . . | $ 1,280 | $ (2) |

[1]See "Financial Highlights" on page 149 .

| | | |
|---|---|---|
| [2]Shares issued from sale of shares . . . . . . . . . . . . . . . . | 738 | 1,504 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 443 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,321) | (2,468) |
| Decrease in outstanding capital shares. . . . . . . . . . . . . . | (583) | (521) |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . | $ 4,054 | $ 8,414 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 2,424 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (7,245) | (13,805) |
| Decrease in outstanding capital. . . . . . . . . . . . . . . . . . . . | $ (3,191) | $ (2,967) |

See Notes to Financial Statements.

# Financial Highlights

## LIMITED-TERM BOND PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:* (Unaudited)

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . | $5.4710 | $5.5593 | $5.6245 | $5.6068 | $5.4437 | $5.1666 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . | 0.0977 | 0.1823 | 0.1559 | 0.1594 | 0.1327 | 0.1971 |
| Net realized and unrealized gain (loss) on investments . . . . . . . | (0.0665) | (0.0881) | (0.0651) | 0.0176 | 0.1631 | 0.2771 |
| Total from investment operations . . . . . . . . . . . | 0.0312 | 0.0942 | 0.0908 | 0.1770 | 0.2958 | 0.4742 |
| Less distributions from: | | | | | | |
| Net investment income . . | (0.0000) | (0.1825) | (0.1560) | (0.1593) | (0.1327) | (0.1971) |
| Capital gains. . . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions. . . . . . . . | (0.0000) | (0.1825) | (0.1560) | (0.1593) | (0.1327) | (0.1971) |
| Net asset value, end of period. . . . . . . . . | $5.5022 | $5.4710 | $5.5593 | $5.6245 | $5.6068 | $5.4437 |
| Total return . . . . . . . . . . . . . | 0.58% | 1.68% | 1.61% | 3.16% | 5.43% | 9.21% |
| Net assets, end of period (in millions) . . . . . . . . . . . | $72 | $75 | $79 | $74 | $47 | $16 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . | 0.87%[1] | 0.87% | 0.87% | 0.84% | 0.69% | 0.38% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . | 3.55%[1] | 3.16% | 2.85% | 2.91% | 3.97% | 5.52% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . | 0.87%[1][2] | 0.87%[2] | 0.87%[2] | 0.84%[2] | 0.87% | 0.88% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . | 3.55%[1][2] | 3.16%[2] | 2.85%[2] | 2.91%[2] | 3.79% | 5.02% |
| Portfolio turnover rate. . . . . . | 16% | 39% | 39% | 41% | 27% | 22% |

[1] Annualized
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF MICRO CAP GROWTH PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Micro Cap Growth Portfolio had net assets totaling $58,363,897 invested in a diversified portfolio of:

| | |
|---|---|
| 95.03% | Common Stocks |
| 4.97% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $26.53 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $21.30 |
| Business Equipment and Services Stocks | $19.47 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 8.20 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 7.05 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 4.97 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 3.03 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 2.53 |
| Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.51 |
| Consumer Nondurables Stocks . . . . . . . . | $ 2.21 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 2.20 |

# The Investments of Micro Cap Growth Portfolio

June 30, 2006                                                    (Unaudited)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 0.35%** | | |
| Pinnacle Airlines Corp.*............................ | 29,200 | $    203,378 |
| | | |
| **Apparel – 2.21%** | | |
| Ashworth, Inc.*.................................... | 41,100 | 368,461 |
| Volcom, Inc.* .................................... | 28,700 | 918,687 |
| | | 1,287,148 |
| **Business Equipment and Services – 9.61%** | | |
| Fiberstars, Inc.* .................................. | 54,300 | 421,096 |
| GEO Group, Inc. (The)* ........................... | 16,300 | 571,315 |
| Grubb & Ellis Company* .......................... | 34,200 | 316,350 |
| Houston Wire & Cable Company* ................... | 29,400 | 503,034 |
| ICT Group, Inc.*.................................. | 18,700 | 469,370 |
| INVESTools Inc.* ................................. | 31,500 | 262,238 |
| Kenexa Corporation* .............................. | 29,000 | 923,795 |
| Liquidity Services, Inc.* ........................... | 28,800 | 446,976 |
| Marlin Business Services, Inc.* ..................... | 30,500 | 688,690 |
| Metrologic Instruments, Inc.* ...................... | 16,900 | 253,754 |
| Unica Corporation*................................ | 24,100 | 226,540 |
| Website Pros, Inc.*................................ | 51,400 | 524,794 |
| | | 5,607,952 |
| **Capital Equipment – 4.66%** | | |
| NATCO Group Inc.* ............................... | 41,900 | 1,684,380 |
| Somanetics Corporation*........................... | 30,800 | 589,512 |
| Warnaco Group, Inc. (The)* ........................ | 24,100 | 447,537 |
| | | 2,721,429 |
| **Communications Equipment – 4.67%** | | |
| Blue Coat Systems, Inc.*........................... | 12,000 | 203,040 |
| Ikanos Communications, Inc.* ...................... | 37,900 | 576,649 |
| Intervoice, Inc.*.................................. | 50,600 | 359,766 |
| Redback Networks, Inc.* ........................... | 86,600 | 1,587,378 |
| | | 2,726,833 |
| **Computers – Main and Mini – 1.03%** | | |
| Rackable Systems, Inc.* ........................... | 15,300 | 603,509 |
| | | |
| **Computers – Peripherals – 8.98%** | | |
| Applix, Inc.* .................................... | 35,900 | 264,762 |
| AudioCodes Ltd.*................................. | 48,200 | 525,139 |
| Entrust, Inc.*.................................... | 232,000 | 750,520 |
| Lawson Software, Inc.*............................ | 75,100 | 510,305 |
| NetScout Systems, Inc.* .......................... | 35,200 | 313,808 |
| Phase Forward Incorporated* ...................... | 55,100 | 634,201 |

See Notes to Schedule of Investments on page 155.

# The Investments of Micro Cap Growth Portfolio

*June 30, 2006*                                      *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Computers – Peripherals** (Continued) | | |
| Sigma Designs, Inc.* | 60,600 | $ 571,761 |
| Stratasys, Inc.* | 16,900 | 496,100 |
| WebSideStory, Inc.* | 33,000 | 404,085 |
| Xyratex Ltd* | 29,000 | 769,370 |
| | | **5,240,051** |
| **Electrical Equipment – 2.70%** | | |
| EXFO Electro-Optical Engineering Inc.* | 78,300 | 484,286 |
| Power-One, Inc.* | 94,800 | 620,940 |
| Ultralife Batteries, Inc.* | 47,900 | 469,660 |
| | | **1,574,886** |
| **Electronic Components – 5.95%** | | |
| GSI Group Inc.* | 32,100 | 275,418 |
| Hittite Microwave Corporation* | 3,800 | 137,693 |
| Integrated Silicon Solution, Inc.* | 69,300 | 378,725 |
| NetLogic Microsystems, Inc.* | 45,900 | 1,480,505 |
| PLX Technology, Inc.* | 40,200 | 492,450 |
| Supertex, Inc.* | 17,800 | 706,304 |
| | | **3,471,095** |
| **Electronic Instruments – 5.90%** | | |
| Asyst Technologies, Inc.* | 53,800 | 404,845 |
| Eagle Test Systems, Inc.* | 26,500 | 384,912 |
| Energy Conversion Devices, Inc.* | 23,600 | 861,046 |
| I.D. Systems, Inc.* | 19,300 | 347,496 |
| Intevac, Inc.* | 30,800 | 666,204 |
| Mattson Technology, Inc.* | 13,000 | 127,075 |
| Microtune, Inc.* | 88,400 | 555,152 |
| Xenogen Corporation* | 40,000 | 96,200 |
| | | **3,442,930** |
| **Health Care – Drugs – 8.19%** | | |
| Acusphere, Inc.* | 46,100 | 158,584 |
| Adeza Biomedical Corporation* | 30,200 | 423,555 |
| Bioenvision, Inc.* | 60,100 | 313,121 |
| BioMarin Pharmaceutical Inc.* | 62,700 | 900,372 |
| BioSphere Medical, Inc.* | 34,900 | 218,823 |
| Cubist Pharmaceuticals Inc.* | 23,200 | 584,872 |
| Dyax Corp.* | 77,100 | 233,998 |
| InterMune, Inc.* | 29,900 | 492,154 |
| POZEN Inc.* | 54,300 | 381,186 |
| Sciele Pharma, Inc.* | 32,700 | 762,237 |
| SuperGen, Inc.* | 85,600 | 310,300 |
| | | **4,779,202** |

See Notes to Schedule of Investments on page 155.

# The Investments of Micro Cap Growth Portfolio

June 30, 2006                                                    *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – General – 13.11%** | | |
| Alphatec Holdings, Inc.* | 45,900 | $   287,563 |
| AngioDynamics, Inc.* | 24,200 | 655,457 |
| Bruker BioSciences Corporation* | 56,900 | 302,423 |
| Candela Corporation* | 69,200 | 1,092,668 |
| Cutera, Inc.* | 28,700 | 564,672 |
| Greatbatch, Inc.* | 12,000 | 283,200 |
| IRIS International, Inc.* | 40,000 | 524,800 |
| NuVasive, Inc.* | 30,400 | 554,344 |
| Omnicell, Inc.* | 73,000 | 1,016,890 |
| PolyMedica Corporation | 24,500 | 879,060 |
| Quidel Corporation* | 60,900 | 586,163 |
| Spectranetics Corporation (The)* | 81,600 | 901,680 |
| | | **7,648,920** |
| **Motion Pictures – 1.38%** | | |
| On Assignment, Inc.* | 84,000 | **805,980** |
| **Non-Residential Construction – 0.84%** | | |
| Perini Corporation* | 21,900 | **492,750** |
| **Petroleum – Services – 2.20%** | | |
| Brigham Exploration Company* | 90,300 | 714,724 |
| Warrior Energy Services Corporation* | 23,300 | 569,569 |
| | | **1,284,293** |
| **Restaurants – 3.97%** | | |
| BUCA, Inc.* | 36,000 | 197,280 |
| McCormick & Schmick's Seafood Restaurants, Inc.* | 31,200 | 743,340 |
| Red Robin Gourmet Burgers, Inc.* | 18,400 | 783,472 |
| Ruth's Chris Steak House, Inc.* | 29,100 | 595,241 |
| | | **2,319,333** |
| **Retail – Specialty Stores – 3.08%** | | |
| DSW Inc., Class A* | 11,700 | 426,114 |
| Gaiam, Inc., Class A* | 34,000 | 482,120 |
| Golf Galaxy, Inc.* | 3,800 | 50,103 |
| Jos. A. Bank Clothiers, Inc.* | 25,483 | 611,719 |
| Tweeter Home Entertainment Group, Inc.* | 32,600 | 229,015 |
| | | **1,799,071** |

See Notes to Schedule of Investments on page 155.

# The Investments of Micro Cap Growth Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Security and Commodity Brokers – 0.62%** | | |
| Harris & Harris Group, Inc.*........................ | 8,900 | $       97,900 |
| Penson Worldwide, Inc.* .......................... | 15,200 | 261,592 |
| | | **359,492** |
| **Steel – 2.53%** | | |
| NS Group, Inc.* .................................. | 26,800 | **1,476,144** |
| **Timesharing and Software – 9.86%** | | |
| Answerthink, Inc.* ................................ | 76,000 | 304,760 |
| Blackbaud, Inc. .................................. | 33,300 | 760,072 |
| Concur Technologies, Inc.*......................... | 55,500 | 858,030 |
| Covansys Corporation* ............................ | 54,900 | 686,250 |
| CyberSource Corporation*.......................... | 26,700 | 312,657 |
| iGate Corporation* ................................ | 46,100 | 292,043 |
| NutriSystem, Inc.* ................................ | 16,600 | 982,969 |
| RightNow Technologies, Inc.*....................... | 22,300 | 372,299 |
| Stellent, Inc. .................................... | 26,200 | 253,616 |
| Ultimate Software Group, Inc. (The)*................. | 48,800 | 934,276 |
| | | **5,756,972** |
| **Trucking and Shipping – 2.16%** | | |
| U.S. Xpress Enterprises, Inc., Class A*............... | 46,800 | **1,262,664** |
| **Utilities – Telephone – 1.03%** | | |
| Cbeyond Communications, Inc.* ..................... | 27,400 | **599,512** |
| **TOTAL COMMON STOCKS – 95.03%** | | **$55,463,544** |

(Cost: $47,674,913)

See Notes to Schedule of Investments on page 155.

# The Investments of Micro Cap Growth Portfolio

*June 30, 2006*  *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Beverages – 2.62%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,529 | **$ 1,528,558** |
| | | |
| **Retail – General Merchandise – 1.71%** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | **999,714** |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 4.33%** | | **$ 2,528,272** |
| (Cost: $2,528,272) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.36%** | | **$57,991,816** |
| (Cost: $50,203,185) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.64%** | | **372,081** |
| | | |
| **NET ASSETS – 100.00%** | | **$58,363,897** |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## MICRO CAP GROWTH PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $50,203) (Notes 1 and 3) . . . . . . . . | $ 57,992 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|    Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 758 |
|    Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|       Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58,772 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 325 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 71 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
|       Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 408 |
|       Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 58,364 |

**NET ASSETS**

| | | |
|---|---:|---:|
| $0.001 par value capital stock: | | |
|    Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 3 |
|    Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 58,273 |
| Accumulated undistributed income (loss): | | |
|    Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . | | (308) |
|    Accumulated undistributed net realized loss on | | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | (7,393) |
|    Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . | | 7,789 |
|       Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | | $ 58,364 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . | | $18.2319 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 3,201 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 50,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## MICRO CAP GROWTH PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                    *(Unaudited)*

**INVESTMENT LOSS**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 70 |
| Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 83 |
| Expenses (Note 2): | |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 279 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 390 |
| Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (307) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,115 |
| Unrealized depreciation in value of investments during the period . . . . . . . . . | (4,166) |
| Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 949 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . | $ 642 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## MICRO CAP GROWTH PORTFOLIO
*(In Thousands)*                                                    *(Unaudited)*

|  | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . | $ (307) | $ (511) |
| Realized net gain on investments . . . . . . . . . . . . . . | 5,115 | 5,678 |
| Unrealized appreciation (depreciation) . . . . . . . . . . | (4,166) | 3,668 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 642 | 8,835 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions. . . . . . . . | (—) | (—) |
|  | (—) | (—) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . | 5,176 | 2,366 |
| Total increase. . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,818 | 11,201 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 52,546 | 41,345 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $58,364 | $52,546 |
| Undistributed net investment loss . . . . . . . . . . . . . . | $ (308) | $ (1) |

(1) See "Financial Highlights" on page 159 .

|  |  |  |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . . | 468 | 668 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | — |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (205) | (524) |
| Increase in outstanding capital shares . . . . . . . . . . . . . . | 263 | 144 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 9,060 | $10,478 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | — |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (3,884) | (8,112) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . . | $ 5,176 | $ 2,366 |

See Notes to Financial Statements.

# Financial Highlights

## MICRO CAP GROWTH PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:* *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . | $17.8866 | $14.7992 | $13.4476 | $ 8.7000 | $15.5000 | $17.5000 |
| Income (loss) from investment operations: | | | | | | |
| Net investment loss . . . | (0.0959) | (0.1737) | (0.1794) | (0.1178) | (0.1000) | (0.1000) |
| Net realized and unrealized gain (loss) on investments . . . . . . | 0.4412 | 3.2611 | 1.5310 | 4.8654 | (6.7000) | (1.9000) |
| Total from investment operations . . . . . . . . | 0.3453 | 3.0874 | 1.3516 | 4.7476 | (6.8000) | (2.0000) |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Capital gains . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Net asset value, end of period . . . . . . . | $18.2319 | $17.8866 | $14.7992 | $13.4476 | $ 8.7000 | $15.5000 |
| Total return . . . . . . . . . . | 1.93% | 20.87% | 10.05% | 54.41% | −43.64% | −11.33% |
| Net assets, end of period (in millions) . . . . . . . . | $58 | $53 | $41 | $41 | $25 | $45 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . | 1.33%[1] | 1.35% | 1.35% | 1.37% | 1.34% | 1.35% |
| Ratio of net investment loss to average net assets including voluntary expense waiver . . . . . | −1.05%[1] | −1.15% | −1.26% | −1.17% | −1.10% | −1.00% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . | 1.33%[1][2] | 1.35%[2] | 1.35%[2] | 1.51% | 1.45% | 1.40% |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver . . . . . | -1.05%[1][2] | -1.15%[2] | -1.26%[2] | −1.31% | −1.21% | −1.05% |
| Portfolio turnover rate . . . | 31% | 54% | 65% | 74% | 68% | 71% |

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF MID CAP GROWTH PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Mid Cap Growth Portfolio had net assets totaling $25,720,601 invested in a diversified portfolio of:

| | |
|---|---|
| 89.99% | Common Stocks |
| 10.01% | Cash and Cash Equivalents and Options |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Health Care Stocks . . . . . . . . . . . . . . . . | $22.49 |
| Business Equipment and Services Stocks | $14.72 |
| Technology Stocks . . . . . . . . . . . . . . . . . | $14.42 |
| Financial Services Stocks . . . . . . . . . . . . | $12.83 |
| Cash and Cash Equivalents and Options | $10.01 |
| Capital Goods Stocks . . . . . . . . . . . . . . . | $  5.83 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $  4.37 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $  3.48 |
| Transportation Stocks . . . . . . . . . . . . . . . | $  3.38 |
| Consumer Services Stocks . . . . . . . . . . . . | $  3.32 |
| Consumer Nondurables Stocks . . . . . . . . | $  3.13 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . | $  2.02 |

# The Investments of Mid Cap Growth Portfolio

June 30, 2006                                                                        *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 1.35%** | | |
| Southwest Airlines Co. . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,250 | $ 347,863 |
| | | |
| **Aircraft – 1.51%** | | |
| L–3 Communications Holdings, Inc. . . . . . . . . . . . . . . . . | 5,150 | 388,413 |
| | | |
| **Banks – 4.85%** | | |
| Northern Trust Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 11,050 | 611,231 |
| Synovus Financial Corp. . . . . . . . . . . . . . . . . . . . . . . . . . | 23,750 | 636,025 |
| | | 1,247,256 |
| **Beverages – 1.60%** | | |
| Brown-Forman Corporation, Class B . . . . . . . . . . . . . . . . . | 5,750 | 412,217 |
| | | |
| **Business Equipment and Services – 7.83%** | | |
| CheckFree Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,350 | 265,360 |
| Cintas Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,100 | 362,134 |
| Euronet Worldwide, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 6,150 | 234,315 |
| Lamar Advertising Company, Class A* . . . . . . . . . . . . . . . | 9,150 | 493,139 |
| Republic Services, Inc., Class A . . . . . . . . . . . . . . . . . . . . | 3,150 | 127,071 |
| Stericycle, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,150 | 530,443 |
| | | 2,012,462 |
| **Capital Equipment – 2.09%** | | |
| IDEX Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,400 | 538,080 |
| | | |
| **Chemicals – Specialty – 1.22%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . . . | 4,900 | 313,208 |
| | | |
| **Communications Equipment – 0.98%** | | |
| Juniper Networks, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,675 | 250,800 |
| | | |
| **Computers – Micro – 2.79%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,550 | 489,316 |
| Sun Microsystems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,250 | 228,459 |
| | | 717,775 |
| **Electrical Equipment – 1.52%** | | |
| Molex Incorporated, Class A . . . . . . . . . . . . . . . . . . . . . . . | 13,600 | 391,068 |
| | | |
| **Electronic Components – 7.40%** | | |
| Broadcom Corporation, Class A* . . . . . . . . . . . . . . . . . . . . | 13,775 | 414,008 |
| Linear Technology Corporation . . . . . . . . . . . . . . . . . . . . . | 6,350 | 212,630 |
| Maxim Integrated Products, Inc. . . . . . . . . . . . . . . . . . . . . | 7,675 | 246,713 |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . . | 13,500 | 453,668 |
| Network Appliance, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,350 | 577,237 |
| | | 1,904,256 |

See Notes to Schedule of Investments on page 164.

# The Investments of Mid Cap Growth Portfolio

*June 30, 2006*                                                            *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electronic Instruments – 1.74%** | | |
| Lam Research Corporation* . . . . . . . . . . . . . . . . . . . . . . . . | 9,600 | $ 448,080 |
| **Farm Machinery – 0.78%** | | |
| AGCO Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,650 | 201,348 |
| **Food and Related – 1.53%** | | |
| Hershey Foods Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 7,150 | 393,750 |
| **Health Care – Drugs – 6.31%** | | |
| Allergan, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 858,080 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,250 | 606,492 |
| ICOS Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,200 | 158,220 |
| | | 1,622,792 |
| **Health Care – General – 9.08%** | | |
| Biomet, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,700 | 460,183 |
| DENTSPLY International Inc. . . . . . . . . . . . . . . . . . . . . . . . | 6,225 | 377,266 |
| Gen-Probe Incorporated* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,050 | 218,599 |
| Kyphon Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,100 | 349,486 |
| Schein (Henry), Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,550 | 679,776 |
| Zimmer Holdings, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,400 | 249,568 |
| | | 2,334,878 |
| **Hospital Supply and Management – 7.10%** | | |
| Bard (C. R.), Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,925 | 727,105 |
| Cytyc Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,500 | 266,070 |
| Health Management Associates, Inc., Class A . . . . . . . . . . | 11,950 | 235,534 |
| Laboratory Corporation of America Holdings* . . . . . . . . . . . | 9,600 | 597,408 |
| | | 1,826,117 |
| **Insurance – Property and Casualty – 2.03%** | | |
| AXIS Capital Holdings Limited . . . . . . . . . . . . . . . . . . . . . . . | 9,950 | 284,670 |
| Everest Re Group, Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,750 | 238,068 |
| | | 522,738 |
| **Metal Fabrication – 1.44%** | | |
| Fastenal Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,200 | 370,898 |
| **Motor Vehicles – 0.80%** | | |
| Harley-Davidson, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750 | 205,837 |
| **Petroleum – Domestic – 1.17%** | | |
| Hugoton Royalty Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 321 | 9,534 |
| XTO Energy Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,550 | 289,969 |
| | | 299,503 |

See Notes to Schedule of Investments on page 164.

# The Investments of Mid Cap Growth Portfolio

June 30, 2006                                                                           *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Petroleum – International – 1.13%** | | |
| Noble Energy, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,200 | $ **290,532** |
| | | |
| **Petroleum – Services – 1.19%** | | |
| Complete Production Services, Inc.* . . . . . . . . . . . . . . . . . . | 5,500 | 130,020 |
| Smith International, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . | 3,950 | 175,657 |
| | | **305,677** |
| **Publishing – 3.32%** | | |
| Getty Images, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,350 | 339,778 |
| Meredith Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,350 | 512,739 |
| | | **852,517** |
| **Restaurants – 1.95%** | | |
| P.F. Chang's China Bistro, Inc.* . . . . . . . . . . . . . . . . . . . . . | 6,550 | 248,933 |
| YUM! Brands, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 251,350 |
| | | **500,283** |
| **Retail – Food Stores – 0.97%** | | |
| Longs Drug Stores Corporation . . . . . . . . . . . . . . . . . . . . . . | 5,450 | **248,629** |
| | | |
| **Retail – General Merchandise – 0.79%** | | |
| Nordstrom, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,600 | **204,400** |
| | | |
| **Retail – Specialty Stores – 0.65%** | | |
| Chico's FAS, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,200 | **167,276** |
| | | |
| **Security and Commodity Brokers – 5.94%** | | |
| Chicago Mercantile Exchange Holdings Inc. . . . . . . . . . . . . | 1,490 | 731,813 |
| Legg Mason, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,800 | 278,656 |
| Prudential Financial, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 2,950 | 229,215 |
| TD Ameritrade Holding Corporation . . . . . . . . . . . . . . . . . . | 19,550 | 289,340 |
| | | **1,529,024** |
| **Timesharing and Software – 6.90%** | | |
| Alliance Data Systems Corporation* . . . . . . . . . . . . . . . . . . | 3,950 | 232,339 |
| eBay Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,950 | 379,176 |
| Global Payments Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,550 | 512,202 |
| Paychex, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,700 | 651,801 |
| | | **1,775,518** |
| **Trucking and Shipping – 2.03%** | | |
| C.H. Robinson Worldwide, Inc. . . . . . . . . . . . . . . . . . . . . . . | 9,800 | **521,899** |
| | | |
| **TOTAL COMMON STOCKS – 89.99%** | | **$23,145,094** |
| (Cost: $22,263,525) | | |

See Notes to Schedule of Investments on page 164.

# The Investments of Mid Cap Growth Portfolio

*June 30, 2006*                                                                 *(Unaudited)*

| PUT OPTIONS – 0.00% | Number of Contracts | Value |
|---|---|---|
| eBay Inc., August 27.5, Expires 8–19–06 . . . . . . . . . . . . . . . | 12 | $ 1,176 |
| Smith International, Inc., July 37.5, Expires 7–24–06 . . . . . . | 30 | 300 |
| (Cost: $5,361) | | $ 1,476 |

| SHORT-TERM SECURITY – 9.92% | Principal Amount in Thousands | |
|---|---|---|
| **Repurchase Agreement** | | |
| J.P. Morgan Securities Inc., 4.4% Repurchase Agreement dated 6–30–06 to be repurchased at $2,552,936 on 7–3–06 (B) . . . . . . . . . . . . . . . . . . . . . | $2,552 | $ 2,552,000 |
| (Cost: $2,552,000) | | |
| **TOTAL INVESTMENT SECURITIES – 99.91%** | | $25,698,570 |
| (Cost: $24,820,886) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.09%** | | 22,031 |
| **NET ASSETS – 100.00%** | | $25,720,601 |

**Notes to Schedule of Investments**

   *No dividends were paid during the preceding 12 months.

(A)Securities serve as cover for the following written call options outstanding at June 30, 2006. (See Note 5 to financial statements):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| eBay Inc. | 12 | September/35 | $ 669 | $ 660 |
| Smith International, Inc. | 30 | July/47.5 | 2,085 | 1,200 |
| | | | $2,754 | $1,860 |

(B)Collateralized by $2,602,567 United States Treasury Bond, 8.0% due 11–15–21; market value and accrued interest aggregate $2,624,715.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## MID CAP GROWTH PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (Notes 1 and 3): | |
| Securities (cost – $22,269) | $23,147 |
| Repurchase agreement (cost – $2,552) | 2,552 |
| | 25,699 |
| Cash | 1 |
| Receivables: | |
| Portfolio shares sold | 39 |
| Dividends and interest | 17 |
| Prepaid and other assets | —* |
| Total assets | 25,756 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 18 |
| Payable to Portfolio shareholders | 9 |
| Outstanding written options – at value | |
| (premium received – $3) (Note 5) | 2 |
| Accrued accounting services fee (Note 2) | 1 |
| Accrued management fee (Note 2) | 1 |
| Accrued service fee (Note 2) | —* |
| Accrued shareholder servicing (Note 2) | —* |
| Other | 4 |
| Total liabilities | 35 |
| Total net assets | $25,721 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
| Capital stock | $ 4 |
| Additional paid-in capital | 24,706 |
| Accumulated undistributed income: | |
| Accumulated undistributed net investment income | 127 |
| Accumulated undistributed net realized gain on | |
| investment transactions | 5 |
| Net unrealized appreciation in value of investments | 879 |
| Net assets applicable to outstanding units of capital | $25,721 |
| Net asset value, redemption and offering price per share | $6.2121 |
| Capital shares outstanding | 4,140 |
| Capital shares authorized | 50,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## MID CAP GROWTH PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                    *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends | $130 |
| Interest and amortization | 36 |
|     Total income | 166 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee | 7 |
| Audit fees | 7 |
| Custodian fees | 8 |
| Investment management fee | 82 |
| Legal fees | —* |
| Service fee | 24 |
| Shareholder servicing | 1 |
| Other | 5 |
|     Total | 134 |
|       Less voluntary waiver of investment management fee (Note 2) | (81) |
|         Total expenses | 53 |
|           Net investment income | 113 |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on securities | (21) |
| Realized net gain on written options | 31 |
|     Realized net gain on investments | 10 |
| Unrealized depreciation in value of securities during the period | (32) |
| Unrealized depreciation in value of written options during the period | (1) |
|     Unrealized depreciation in value of investments during the period | (33) |
|       Net loss on investments | (23) |
|         Net increase in net assets resulting from operations | $ 90 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## MID CAP GROWTH PORTFOLIO
*(In Thousands)*                                                                          *(Unaudited)*

| | For the six months ended June 30, 2006 | For the period from 4-28-05[1] through 12-31-05 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . | $ 113 | $ 14 |
| Realized net gain (loss) on investments . . . . . . . . . . . | 10 | (5) |
| Unrealized appreciation (depreciation) . . . . . . . . . . . . | (33) | 912 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . . . | 90 | 921 |
| Distributions to shareholders from (Note 1E):[2] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions. . . . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions[3]. . . . . . . . . . . . . . . . . . . . . . | 12,498 | 12,212 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,588 | 13,133 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,133 | — |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $25,721 | $13,133 |
| Undistributed net investment income . . . . . . . . . . . . . | $ 127 | $ 14 |

(1)Commencement of operations.
(2)See "Financial Highlights" on page 168.

| | | |
|---|---|---|
| (3)Shares issued from sale of shares . . . . . . . . . . . . . . . . . . | 2,023 | 2,194 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . | — | — |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (48) | (29) |
| Increase in outstanding capital shares . . . . . . . . . . . . . . . . . | 1,975 | 2,165 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . . . . | $12,799 | $12,381 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (301) | (169) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . . . . . | $12,498 | $12,212 |

See Notes to Financial Statements.

# Financial Highlights

## MID CAP GROWTH PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:* *(Unaudited)*

| | For the six months ended 6-30-06 | For the period from 4-28-05[1] through 12-31-05 |
|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . . . . . . | $6.0653 | $5.0000 |
| Income from investment operations: | | |
|    Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . | 0.0306 | 0.0064 |
|    Net realized and unrealized gain | | |
|       on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.1162 | 1.0589 |
| Total from investment operations . . . . . . . . . . . . . . . . . . . . | 0.1468 | 1.0653 |
| Less distributions from: | | |
|    Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0000) |
|    Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0000) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0000) |
| Net asset value, end of period . . . . . . . . . . . . . . . . . . . . . . | $6.2121 | $6.0653 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2.42% | 21.31% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $26 | $13 |
| Ratio of expenses to average net assets | | |
|    including voluntary expense waiver . . . . . . . . . . . . . . . | 0.55%[2] | 0.69%[2] |
| Ratio of net investment income to average | | |
|    net assets including voluntary expense waiver . . . . . . . | 1.17%[2] | 0.33%[2] |
| Ratio of expenses to average net assets | | |
|    excluding voluntary expense waiver . . . . . . . . . . . . . . . | 1.39%[2] | 1.54%[2] |
| Ratio of net investment income (loss) to average | | |
|    net assets excluding voluntary expense waiver . . . . . . | 0.33%[2] | −0.51%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8% | 11% |

(1)Commencement of operations.
(2)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF MONEY MARKET PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Money Market Portfolio had net assets totaling $59,202,059.

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Corporate Obligations – Notes . . . . . . . . . | $32.41 |
| Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit) . . . . . . | $16.55 |
| Corporate Obligations – Commercial Paper . . . . . . . . . . . . . . . | $16.17 |
| Municipal Obligations – Taxable . . . . . . . . | $15.66 |
| United States Government Agency Obligations . . . . . . . . . . . . . . . | $11.13 |
| Corporate Obligations – Certificate of Deposit . . . . . . . . . . . . . | $ 7.64 |
| Cash and Other Assets, Net of Liabilities. . . . . . . . . . . . . . . . . | $ 0.44 |

**Please remember that an investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.**

# The Investments of Money Market Portfolio

June 30, 2006    *(Unaudited)*

| CORPORATE OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Certificates of Deposit – 7.64%** | | |
| **Banks** | | |
| Barclays Bank PLC, New York Branch, | | |
|    5.2%, 4–3–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 925 | $ 925,000 |
| Citibank, N.A.: | | |
|    5.095%, 8–4–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,000,000 |
|    5.15%, 8–23–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 700,000 |
|    5.24%, 9–7–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 500,000 |
| Royal Bank of Scotland plc (The): | | |
|    4.34%, 10–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 600,000 |
|    4.725%, 11–27–06 . . . . . . . . . . . . . . . . . . . . . . . | 800 | 799,444 |
| | | **4,524,444** |
| **Commercial Paper** | | |
| **Aircraft – 2.28%** | | |
| United Technologies Corporation, | | |
|    5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,349 | **1,348,604** |
| **Banks – 1.85%** | | |
| Barclays U.S. Funding Corp., | | |
|    5.095%, 8–7–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | **1,094,240** |
| **Finance Companies – 7.92%** | | |
| Ciesco, LLC: | | |
|    5.1%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 249,823 |
|    5.1%, 7–25–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,195,920 |
| General Electric Capital Services Inc., | | |
|    5.27%, 7–10–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 180 | 179,763 |
| Kitty Hawk Funding Corp., | | |
|    5.27%, 7–24–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 370 | 368,754 |
| Preferred Receivables Funding Corp., | | |
|    5.24%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 299,170 |
| Three Pillars Funding LLC: | | |
|    5.07%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 999,718 |
|    5.24%, 7–18–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,150 | 1,147,154 |
|    5.08%, 8–14–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,448 |
| | | **4,688,750** |
| **Insurance – Life – 0.42%** | | |
| AEGON Funding Corp., | | |
|    5.25%, 7–24–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | **249,161** |

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Mining – 3.70%** | | |
| BHP Billiton Finance (USA) Limited (BHP Billiton Limited): | | |
| 5.05%, 7–14–06 . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $   998,176 |
| 5.1%, 7–28–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 896,558 |
| 5.11%, 7–28–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 298,850 |
| | | 2,193,584 |
| **Total Commercial Paper – 16.17%** | | **9,574,339** |
| **Commercial Paper (backed by irrevocable bank letter of credit)** | | |
| **Finance Companies – 10.14%** | | |
| NATC California LLC (Suntrust Bank), | | |
| 5.0%, 7–13–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 698,833 |
| River Fuel Company #2, Inc. (Bank of New York (The)), | | |
| 5.03%, 7–18–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 177 | 176,580 |
| River Fuel Funding Company #3, Inc. (Bank of New York (The)): | | |
| 4.76%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 892 | 891,410 |
| 5.03%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 305 | 304,787 |
| 5.15%, 9–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 1,089,457 |
| Vehicle Services of America Ltd. (Bank of America, N.A.): | | |
| 5.2%, 7–18–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 2,700 | 2,693,370 |
| 5.23%, 7–18–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 149,630 |
| | | 6,004,067 |
| **Food and Related – 4.72%** | | |
| COFCO Capital Corp. (Rabobank Nederland): | | |
| 5.15%, 7–11–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 998,569 |
| 5.27%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | 1,794,994 |
| | | 2,793,563 |
| **Multiple Industry – 1.69%** | | |
| Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch), | | |
| 5.07%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | **999,296** |
| **Total Commercial Paper (backed by irrevocable bank letter of credit) – 16.55%** | | **9,796,926** |

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

June 30, 2006             *(Unaudited)*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes** | | |
| **Apparel – 1.01%** | | |
| NIKE, Inc., | | |
|   5.5%, 8–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 600 | **$ 600,540** |
| | | |
| **Banks – 5.86%** | | |
| Rabobank Nederland, | | |
|   5.25%, 7–18–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 500,000 |
| U.S. Bancorp, | | |
|   5.1%, 7–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 975 | 971,923 |
| Wells Fargo & Company: | | |
|   5.16063%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,500,000 |
|   5.18875%, 7–17–06 . . . . . . . . . . . . . . . . . . . . . . . | 500 | 500,000 |
| | | **3,471,923** |
| **Business Equipment and Services – 2.13%** | | |
| Playworld Systems Incorporated, Taxable | | |
|   Variable Rate Demand/Fixed Rate | | |
|   Revenue Bonds, Series A of 1998 | | |
|   (Wachovia Bank, N.A.), | | |
|   5.45%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,260 | **1,260,000** |
| | | |
| **Computers – Main and Mini – 2.11%** | | |
| International Business Machines Corporation, | | |
|   5.13475%, 7–10–06 . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | **1,250,000** |
| | | |
| **Finance Companies – 1.79%** | | |
| Caterpillar Financial Services Corp., | | |
|   2.35%, 9–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 917 | 913,477 |
| Lowell Family, LLC, Variable Rate Taxable | | |
|   Demand Bonds (LaSalle Bank National | | |
|   Association), | | |
|   5.39%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 145,000 |
| | | **1,058,477** |
| **Furniture and Furnishings – 0.50%** | | |
| Capo & Sons Corporation, Taxable Variable | | |
|   Rate Demand Bonds, Series 1998 | | |
|   (Wachovia Bank, N.A.), | | |
|   5.5%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 295 | **295,000** |
| | | |
| **Health Care – Drugs – 1.01%** | | |
| Lilly (Eli) and Company, | | |
|   5.07906%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . | 600 | **600,000** |

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

*June 30, 2006* *(Unaudited)*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes** (Continued) | | |
| **Hospital Supply and Management – 3.34%** | | |
| Autumn House at Powder Mill, Inc., | | |
|    Taxable Variable Rate Demand Bonds, | | |
|    Series of 2003 (Suntrust Bank), | | |
|    5.42%, 7–5–06 ........................... | $ 500 | $ 500,000 |
| Meriter Management Services, Inc., Taxable | | |
|    Variable Rate Demand Notes, Series 1996 | | |
|    (U.S. Bank Milwaukee, N.A.), | | |
|    5.36%, 7–5–06 ........................... | 1,475 | 1,475,000 |
| | | **1,975,000** |
| **Household – General Products – 1.72%** | | |
| Watts Brothers Frozen Foods, L.L.C., | | |
|    Variable Rate Demand Taxable Revenue | | |
|    Bonds, 1997 (U.S. Bank of Washington, | | |
|    National Association), | | |
|    5.2%, 7–6–06 ............................ | 1,019 | **1,019,000** |
| **Leisure Time Industry – 2.20%** | | |
| Ansley Golf Club, Inc., Incremental Taxable | | |
|    Variable Rate Demand Bonds, Series 1998 | | |
|    (Wachovia Bank, N.A.), | | |
|    5.5%, 7–6–06 ............................ | 1,300 | **1,300,000** |
| **Multiple Industry – 3.72%** | | |
| 3M Company, | | |
|    5.6736%, 12–12–06 (A) ................... | 1,000 | 1,003,272 |
| General Electric Capital Corporation: | | |
|    5.0%, 2–15–07 ........................... | 500 | 500,423 |
|    5.0%, 6–15–07 ........................... | 700 | 697,182 |
| | | **2,200,877** |
| **Non-Residential Construction – 0.72%** | | |
| Healthcare Property Group, LLC, | | |
|    Taxable Variable Rate Bonds, | | |
|    Series 2005 (SunTrust Bank), | | |
|    5.36%, 7–5–06 ........................... | 425 | **425,000** |

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

June 30, 2006 *(Unaudited)*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes** (Continued) | | |
| **Retail – General Merchandise – 4.04%** | | |
| Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), | | |
| 5.35%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 385 | $ 385,000 |
| Wal-Mart Stores, Inc., | | |
| 5.877%, 6–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,008,511 |
| | | **2,393,511** |
| **Trucking and Shipping – 2.26%** | | |
| Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), | | |
| 5.4%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,340 | **1,340,000** |
| **Total Notes – 32.41%** | | **19,189,328** |
| **TOTAL CORPORATE OBLIGATIONS – 72.77%** | | **$43,085,037** |
| (Cost: $43,085,037) | | |

## MUNICIPAL OBLIGATIONS – TAXABLE

| | Principal Amount in Thousands | Value |
|---|---|---|
| **California – 6.04%** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds, Air Products Manufacturing Corporation, Taxable Series 1997 A, | | |
| 5.11%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,450 | 2,450,000 |
| County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), | | |
| 5.43%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,125 | 1,125,000 |
| | | **3,575,000** |
| **Florida – 2.53%** | | |
| University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.), | | |
| 5.36%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **1,500,000** |

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

*June 30, 2006*                                          *(Unaudited)*

| MUNICIPAL OBLIGATIONS – TAXABLE (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Georgia – 4.56%** | | |
| Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), | | |
| 5.22%, 8–2–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,700 | **$ 2,700,000** |
| **Iowa – 0.51%** | | |
| Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation), | | |
| 5.35%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | **300,000** |
| **New York – 1.10%** | | |
| City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Bayerische Landesbank Girozentrale), | | |
| 5.01%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | **650,000** |
| **Washington – 0.92%** | | |
| Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Mill Pointe Apartments Project), Series 1999B (U. S. Bank, National Association), | | |
| 5.35%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 545 | **545,000** |
| **TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 15.66%** | | **$ 9,270,000** |

(Cost: $9,270,000)

See Notes to Schedule of Investments on page 176.

# The Investments of Money Market Portfolio

June 30, 2006 (Unaudited)

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| Federal Home Loan Bank: | | |
| 4.34778%, 7–13–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,500 | $ 1,500,000 |
| 3.75%, 1–16–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 745,911 |
| 5.0%, 3–2–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | 600,000 |
| Federal Home Loan Mortgage Corporation: | | |
| 4.8%, 2–23–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 400,000 |
| 5.41%, 6–22–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 950 | 950,000 |
| Federal National Mortgage Association, | | |
| 4.05%, 8–14–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,030 | 1,030,000 |
| Overseas Private Investment Corporation: | | |
| 5.28%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 698 | 697,675 |
| 5.35%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 664 | 664,000 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 11.13%** | | **$ 6,587,586** |
| (Cost: $6,587,586) | | |
| **TOTAL INVESTMENT SECURITIES – 99.56%** | | **$58,942,623** |
| (Cost: $58,942,623) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.44%** | | **259,436** |
| **NET ASSETS – 100.00%** | | **$59,202,059** |

**Notes to Schedule of Investments**

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of this security amounted to 1.69% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

# Statement of Assets and Liabilities

## MONEY MARKET PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*      *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $58,943) (Note 1) | $58,943 |
| Cash | 2 |
| Receivables: | |
|     Interest | 342 |
|     Portfolio shares sold | 24 |
| Prepaid and other assets | 1 |
|     Total assets | 59,312 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Portfolio shareholders | 72 |
| Dividends payable | 23 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued management fee (Note 2) | 1 |
| Accrued service fee (Note 2) | —* |
| Accrued shareholder servicing (Note 2) | —* |
| Other | 10 |
|     Total liabilities | 110 |
|     Total net assets | $59,202 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock | $ 59 |
|     Additional paid-in capital | 59,143 |
|     Net assets applicable to outstanding units of capital | $59,202 |
| Net asset value, redemption and offering price per share | $1.0000 |
| Capital shares outstanding | 59,202 |
| Capital shares authorized | 110,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

**MONEY MARKET PORTFOLIO**
*For the Six Months Ended June 30, 2006*
*(In Thousands)* *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,208 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 103 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 201 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,007 |
| Net increase in net assets resulting from operations . . . . . . . . . | $1,007 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## MONEY MARKET PORTFOLIO

*(In Thousands)*                                                    *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 1,007 | $ 1,254 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . | 1,007 | 1,254 |
| Dividends to shareholders from net investment income (Note 1E)[1]. . . . . . . . . . . . . . . . . . . . . . . | (1,007) | (1,254) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . . | 7,161 | (2,776) |
| Total increase (decrease). . . . . . . . . . . . . . . . . . | 7,161 | (2,776) |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 52,041 | 54,817 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $59,202 | $52,041 |
| Undistributed net investment income . . . . . . . . . . . | $ — | $ — |

(1) See "Financial Highlights" on page 180.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . . . | 23,122 | 32,354 |
| Shares issued from reinvestment of dividends . . . . . . . . . . | 975 | 1,264 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (16,936) | (36,394) |
| Increase (decrease) in outstanding capital shares . . . . . . . | 7,161 | (2,776) |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . . | $23,122 | $32,364 |
| Value issued from reinvestment of dividends . . . . . . . . . . . | 975 | 1,254 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (16,936) | (36,394) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . . | $ 7,161 | $ (2,776) |

See Notes to Financial Statements.

# Financial Highlights

## MONEY MARKET PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:*     *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . . . | $1.0000 | $1.0000 | $1.0000 | $1.0000 | $1.0000 | $1.0000 |
| Net investment income . . . . . . . . . . . | 0.0194 | 0.0247 | 0.0070 | 0.0051 | 0.0113 | 0.0356 |
| Less dividends declared . . . . . . . . . . | (0.0194) | (0.0247) | (0.0070) | (0.0051) | (0.0113) | (0.0356) |
| Net asset value, end of period . . . . . . | $1.0000 | $1.0000 | $1.0000 | $1.0000 | $1.0000 | $1.0000 |
| Total return . . . . . . . . . . . | 1.90% | 2.50% | 0.70% | 0.52% | 1.12% | 3.62% |
| Net assets, end of period (in millions) . . . . . . . . . | $59 | $52 | $55 | $64 | $103 | $99 |
| Ratio of expenses to average net assets . . . | 0.78%[1] | 0.79% | 0.76% | 0.75% | 0.75% | 0.73% |
| Ratio of net investment income to average net assets . . . . . . . . . . | 3.92%[1] | 2.46% | 0.69% | 0.53% | 1.13% | 3.31% |

(1)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF MORTGAGE SECURITIES PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Mortgage Securities Portfolio had net assets totaling $27,517,948 invested in a diversified portfolio of:

| | |
|---|---|
| 51.34% | United States Government Agency Obligations |
| 43.56% | Corporate Debt Securities |
| 5.10% | Cash and Cash Equivalents |

On June 30, 2006, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



| | | |
|---|---|---|
| ■ | AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66.48% |
| ■ | AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9.35% |
| ■ | A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.06% |
| ■ | BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.82% |
| ■ | BB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.44% |
| ■ | Not Rated . . . . . . . . . . . . . . . . . . . . . . . . . | 2.75% |
| □ | Cash and Cash Equivalents . . . . . . . . . . . | 5.10% |

Ratings reflected in the wheel above are taken from the following sources in order of preference: Standard & Poor's and Moody's.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

# The Investments of Mortgage Securities Portfolio

June 30, 2006 *(Unaudited)*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** | | |
| ABFS Mortgage Loan Trust 2001–2, | | |
| 6.99%, 12–25–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $333 | $ 332,648 |
| ABFS Mortgage Loan Trust 2002–4, | | |
| 7.423%, 12–15–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 170 | 170,172 |
| Banc of America Alternative Loan Trust 2004–11, | | |
| 6.0%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 349 | 339,456 |
| Banc of America Alternative Loan Trust 2005–6, | | |
| 6.0%, 7–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 378 | 370,829 |
| Banc of America Alternative Loan Trust 2005–8: | | |
| 5.5724%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 216 | 203,302 |
| 5.5724%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44 | 41,007 |
| Banc of America Alternative Loan Trust 2005–10, | | |
| 5.66758%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . | 124 | 108,712 |
| Banc of America Alternative Loan Trust 2005–12, | | |
| 5.80576%, 1–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . | 173 | 162,069 |
| Banc of America Alternative Loan Trust 2006–4: | | |
| 6.22456%, 5–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . | 85 | 77,164 |
| 6.22456%, 5–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . | 65 | 62,498 |
| Banc of America Commercial Mortgage Inc., | | |
| Commercial Mortgage Pass-Through Certificates: | | |
| Series 2002–2, | | |
| 6.2%, 7–11–43 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 140 | 140,458 |
| Series 2003–1, | | |
| 4.9%, 9–11–36 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | 416,618 |
| Series 2004–6, | | |
| 5.104%, 12–10–42 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 93,436 |
| Banc of America Funding 2004–2 Trust, | | |
| 6.5%, 7–20–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 144 | 143,950 |
| Banc of America Funding Corporation, | | |
| 5.01093%, 9–20–34 . . . . . . . . . . . . . . . . . . . . . . . . . . | 109 | 103,406 |
| Banc of America Mortgage 2005-J Trust, | | |
| 5.10162%, 11–25–35 . . . . . . . . . . . . . . . . . . . . . . . . | 318 | 314,103 |
| Banc of America Mortgage Trust 2004–3, | | |
| 4.875%, 4–25–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89 | 83,891 |
| Banc of America Mortgage Trust 2004–7, | | |
| 5.75%, 8–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 | 120,200 |
| Banc of America Structured Securities Trust 2002-X1 F, | | |
| 6.274%, 10–11–33 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 253,595 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| BankAmerica Manufactured Housing Contract Trust, | | |
| 7.015%, 1–10–28 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $130 | $ 130,199 |
| Bear Stearns Commercial Mortgage Securities Inc.: | | |
| Series 2000-WF1 Trust Fund, | | |
| 6.5%, 2–15–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 150,053 |
| Series 2001-TOP2 Trust Fund: | | |
| 7.5063%, 2–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . | 500 | 525,029 |
| 7.8463%, 2–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . | 75 | 79,776 |
| C-Bass 2005-CB3 Trust, | | |
| 5.109%, 12–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 182,949 |
| C-Bass 2006-CB2 Trust, | | |
| 5.86%, 12–25–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 285 | 282,234 |
| CHL Mortgage Pass-Through Trust 2003–28, | | |
| 4.15%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 137,886 |
| CWHEQ Home Equity Loan Trust, Series 2006-S3, | | |
| 6.518%, 1–25–29 . . . . . . . . . . . . . . . . . . . . . . . . . . | 215 | 214,998 |
| Centex Home Equity Loan Trust 2005-C, | | |
| 5.048%, 6–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . | 210 | 198,320 |
| Charlie Mac Trust 2004–2, | | |
| 5.0%, 10–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 252 | 237,891 |
| Chase Funding Trust, Series 1999–1, | | |
| 7.235%, 6–25–27 . . . . . . . . . . . . . . . . . . . . . . . . . . | 180 | 179,836 |
| Chase Mortgage Finance Trust, Series 2003-S11, | | |
| 5.5%, 10–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 323 | 307,457 |
| Citigroup Mortgage Loan Trust Inc., Mortgage | | |
| Pass-Through Certificates, Series 2004–2, | | |
| 6.5%, 8–25–33 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 73 | 73,236 |
| CountryPlace Manufactured Housing Contract | | |
| Trust 2005–1, | | |
| 4.8%, 12–15–35 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 137,492 |
| Credit Suisse First Boston Mortgage Securities Corp., | | |
| 6.0%, 11–25–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 62 | 61,780 |
| DLJ Commercial Mortgage Corp. 1998-CG1, | | |
| 7.1666%, 6–10–31 (A) . . . . . . . . . . . . . . . . . . . . . . . | 170 | 181,153 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

(Unaudited)

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| FFCA Secured Lending Corporation, | | |
| 6.73%, 10–18–25 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 41 | $ 40,876 |
| Global Mortgage Securitization 2005-A Ltd. and | | |
| Global Mortgage Securitization 2005-A LLC, | | |
| 5.25%, 4–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 94 | 87,002 |
| Global Mortgage Securitization Ltd. and Global | | |
| Mortgage Securitization, LLC, | | |
| 5.25%, 11–25–32 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 183 | 173,103 |
| Green Tree Financial Corporation: | | |
| 7.65%, 4–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 202 | 208,257 |
| 9.0%, 6–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 | 134,965 |
| 7.95%, 8–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 152,859 |
| Hilton Hotel Pool Trust: | | |
| 5.62938%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 101,109 |
| 7.653%, 10–3–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 220 | 227,700 |
| Home Equity Loan Trust 2003-HS2, | | |
| 5.09%, 7–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 198,225 |
| J.P. Morgan Chase Commercial Mortgage | | |
| Securities Corp., | | |
| 6.2207%, 10–12–37 (A) . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 201,268 |
| J.P. Morgan Mortgage Trust 2005-S2, | | |
| 5.66645%, 9–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 197 | 187,375 |
| Lehman ABS Manufactured Housing Contract | | |
| Trust 2001-B: | | |
| 3.01%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 152 | 136,624 |
| 5.873%, 5–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 124 | 122,728 |
| Lehman XS Trust, Series 2005–8, | | |
| 5.69%, 12–25–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 315 | 306,934 |
| MASTR Asset Securitization Trust 2003–10, | | |
| 5.5%, 11–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78 | 74,633 |
| MMCA Auto Owner Trust 2002–2, | | |
| 4.67%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87 | 86,060 |
| MMCA Automobile Trust 2002–1, | | |
| 5.37%, 1–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 67 | 66,738 |
| Mid-State Capital Corporation 2004–1 Trust, | | |
| 6.005%, 8–15–37 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 91 | 90,262 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Morgan Stanley Dean Witter Capital I Trust 2002-IQ3, | | |
|   6.60308%, 9–15–37 (A) ........................ | $100 | $ 95,701 |
| NationsLink Funding Corporation, | | |
|   Commercial Mortgage Pass-Through | | |
|   Certificates, Series 1998–2, | | |
|   5.0%, 8–20–30 (A) ........................... | 100 | 91,252 |
| Nomura Asset Securities Corporation, | | |
|   Commercial Mortgage Pass-Through | | |
|   Certificates, Series1998-D6, | | |
|   6.0%, 3–15–30 (A) ........................... | 250 | 249,082 |
| Origen Manufactured Housing Contract Trust: | | |
|   2004-A: | | |
|   5.7%, 1–15–35 .............................. | 100 | 95,578 |
|   5.91%, 1–15–35 ............................. | 200 | 192,653 |
|   2004-B, | | |
|   4.75%, 8–15–21 ............................. | 100 | 93,504 |
|   2005-A, | | |
|   4.97%, 10–15–21 ............................ | 105 | 99,120 |
|   2005-B, | | |
|   5.605%, 5–15–22 ............................ | 35 | 33,944 |
| RALI Series 2003-QS10 Trust, | | |
|   5.5%, 5–25–33 .............................. | 230 | 218,279 |
| RALI Series 2003-QS11 Trust, | | |
|   5.75%, 6–25–33 ............................. | 217 | 208,125 |
| RAMP Series 2005-RS1 Trust, | | |
|   5.145%, 1–25–35 ............................ | 225 | 213,649 |
| RESI Finance Limited Partnership 2003-C and | | |
|   RESI Finance DE Corporation 2003-C, | | |
|   6.57%, 9–10–35 ............................. | 130 | 83,101 |
| RFMSI Series 2004-S5 Trust, | | |
|   4.5%, 5–25–19 (A) .......................... | 90 | 131,935 |
| Structured Adjustable Rate Mortgage Loan Trust, | | |
|   Series 2005–21, | | |
|   5.4%, 11–25–35 ............................. | 144 | 132,954 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

*June 30, 2006*　　　　　　　　　　　　　　　　　　　　　　　*(Unaudited)*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies** (Continued) | | |
| Structured Asset Securities Corporation: | | |
| 5.54%, 11–25–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  82 | $      81,605 |
| 5.25%, 8–25–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 141 | 128,572 |
| 5.63%, 5–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 97,829 |
| 6.0%, 6–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 244,981 |
| Wachovia Bank Commercial Mortgage Trust (The): | | |
| 4.942%, 11–15–34 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 105 | 97,442 |
| 4.942%, 11–15–34 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 46,987 |
| Wells Fargo Mortgage Backed Securities 2004–1 Trust (The), | | |
| 5.5%, 2–25–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145 | 137,371 |
| **TOTAL CORPORATE DEBT SECURITIES – 43.56%** | | **$11,988,185** |
| (Cost: $12,386,790) | | |

### UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO, | | |
| 5.0%, 6–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108 | 101,539 |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 5.0%, 5–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 351 | 338,942 |
| 5.5%, 6–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222 | 218,428 |
| 5.5%, 5–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 252 | 247,610 |
| 6.0%, 10–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 658 | 649,797 |
| 5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 224 | 215,277 |
| 5.5%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 384,125 |
| 5.0%, 12–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 487 | 455,395 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate | | |
|   Pass-Through Certificates: | | |
|   5.5%, 1–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $421 | $ 413,809 |
|   5.5%, 3–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 214 | 210,648 |
|   5.0%, 10–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 193,262 |
|   5.5%, 9–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 130 | 127,426 |
|   7.0%, 11–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 196 | 200,871 |
|   6.0%, 6–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 418 | 412,529 |
|   6.0%, 12–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 310 | 306,138 |
|   5.5%, 1–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 178 | 171,379 |
|   5.5%, 1–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 176 | 170,203 |
|   5.0%, 2–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 384 | 359,972 |
|   5.5%, 2–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 403 | 389,175 |
|   6.0%, 4–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222 | 218,626 |
|   5.0%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 505 | 472,017 |
|   5.5%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 362,348 |
|   6.0%, 7–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 738,046 |
|   6.5%, 8–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 653,250 |
|   5.5%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 123 | 118,396 |
|   6.5%, 9–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 103 | 103,657 |
|   5.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 307 | 295,691 |
|   6.0%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 128 | 125,909 |
|   6.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 251,334 |
|   6.5%, 11–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 185 | 186,296 |
|   6.0%, 12–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | 542,846 |
|   5.5%, 2–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 657 | 632,768 |
|   4.789%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 242 | 234,205 |
|   6.5%, 3–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 157 | 158,641 |
|   6.0%, 4–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222 | 218,552 |
|   5.172%, 6–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 422 | 411,535 |
|   5.0%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92 | 86,217 |
|   5.5%, 7–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 241 | 231,653 |
|   5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 630 | 605,771 |
|   5.5%, 10–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 193 | 185,268 |
|   6.5%, 2–1–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 99 | 99,419 |
|   6.5%, 6–1–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 180 | 180,839 |
| Government National Mortgage Association | | |
|   Agency REMIC/CMO (Interest Only), | | |
|   0.97462%, 6–17–45 . . . . . . . . . . . . . . . . . . . . . . . . . | 1561 | 87,529 |

See Notes to Schedule of Investments on page 189.

# The Investments of Mortgage Securities Portfolio

June 30, 2006      *(Unaudited)*

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.25%, 7–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 123 | $ 124,114 |
| 5.5%, 12–15–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 421 | 408,293 |
| 6.0%, 7–1–36 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 347,047 |
| Government National Mortgage Association Non-Agency REMIC/CMO, | | |
| 5.008%, 12–16–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 480,668 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 51.34%** | | **$14,127,460** |
| (Cost: $14,539,068) | | |
| **SHORT-TERM SECURITIES** | | |
| **Aircraft – 3.63%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1000 | **999,706** |
| **Household – General Products – 7.39%** | | |
| Colgate-Palmolive Company, | | |
| 5.2%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1000 | 997,255 |
| Fortune Brands Inc., | | |
| 5.4%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1034 | 1,033,690 |
| | | **2,030,945** |
| **Retail – General Merchandise – 3.63%** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1000 | **999,714** |
| **TOTAL SHORT-TERM SECURITIES – 14.65%** | | **$ 4,030,365** |
| (Cost: $4,030,365) | | |
| **TOTAL INVESTMENT SECURITIES – 109.55%** | | **$30,146,010** |
| (Cost: $30,956,223) | | |
| **LIABILITIES, NET OF CASH[B] AND OTHER ASSETS – (9.55%)** | | **(2,628,062)** |
| **NET ASSETS – 100.00%** | | **$27,517,948** |

See Notes to Schedule of Investments on page 189.

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, the total value of these securities amounted to $3,357,248 or 12.20% of net assets.

(B) Cash serves as collateral for the following open futures contract at June 30, 2006 (see Note 6 to financial statements):

| Type | Number of Contracts | Expiration Date | Market Value | Underlying Face Amount at Value |
|---|---|---|---|---|
| U.S. Treasury Note | 9 | 9–20–06 | $943,690 | $942,000 |

# Statement of Assets and Liabilities

## MORTGAGE SECURITIES PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $30,956) (Notes 1 and 3) . . . . . . . . . | $30,146 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Receivables: | |
|    Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 438 |
|    Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 120 |
|    Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
|    Variation margin – futures (Note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Initial margin – futures (Note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,735 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . | 3,200 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,217 |
|        Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $27,518 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|    Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6 |
|    Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,008 |
| Accumulated undistributed income (loss): | |
|    Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | 653 |
|    Accumulated undistributed net realized loss on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (340) |
|    Net unrealized depreciation in value of investments . . . . . . . . . . . . . . . . . | (809) |
|      Net assets applicable to outstanding units of capital . . . . . . . . . . . . . . | $27,518 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . . | $4.9786 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,527 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## MORTGAGE SECURITIES PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                        *(Unaudited)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 793 |
| Expenses (Note 2): | |
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 69 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 140 |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 653 |

**REALIZED AND UNREALIZED LOSS**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (169) |
| Realized net loss on futures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5) |
| Realized net loss on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (174) |
| Unrealized depreciation in value of securities . . . . . . . . . . . . . . . . . . . . . . . . . | (493) |
| Unrealized appreciation in value of futures . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Unrealized depreciation in value of investments. . . . . . . . . . . . . . . . . . . . . . | (492) |
| Net loss on investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (666) |
| Net decrease in net assets resulting from operations . . . . . . . . . . . . | $ (13) |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## MORTGAGE SECURITIES PORTFOLIO
*(In Thousands)*                                                      *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
|   Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 653 | $ 1,090 |
|   Realized net loss on investments . . . . . . . . . . . . . . | (174) | (166) |
|   Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . . | (492) | (422) |
|   Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . . . | (13) | 502 |
| Distributions to shareholders from (Note 1E):[1] | | |
|   Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (1,090) |
|   Realized gains on investment transactions. . . . . . . . | (—) | (—) |
| | (—) | (1,090) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . . | (560) | 7,779 |
|   Total increase (decrease) . . . . . . . . . . . . . . . . . . . . | (573) | 7,191 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,091 | 20,900 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $27,518 | $28,091 |
|   Undistributed net investment income (loss) . . . . . . . | $ 653 | $ (—)* |

(1)See "Financial Highlights" on page 193.

| | | |
|---|---|---|
| (2)Shares issued from sale of shares . . . . . . . . . . . . . . . . | 703 | 2,155 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 219 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (817) | (848) |
| Increase (decrease) in outstanding capital shares . . . . . . . | (114) | 1,526 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . . | $ 3,504 | $11,056 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 1,090 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,064) | (4,367) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . . | $ (560) | $ 7,779 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Financial Highlights

## MORTGAGE SECURITIES PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:*  *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended 12-31-05 | For the period from 5-27-04[1] through 12-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . . . . . . . . . . . . | $4.9801 | $5.0791 | $5.0000 |
| Income (loss) from investment operations: | | | |
| Net investment income . . . . . . . . . . . . . . . | 0.1181 | 0.2010 | 0.1009 |
| Net realized and unrealized gain (loss) on investments. . . . . . . . . . . . . . | (0.1196) | (0.0990) | 0.1476 |
| Total from investment operations . . . . . . . . . . | (0.0015) | 0.1020 | 0.2485 |
| Less distributions from: | | | |
| Net investment income . . . . . . . . . . . . . . . | (0.0000) | (0.2010) | (0.1009) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.0000) | (0.0685) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.2010) | (0.1694) |
| Net asset value, end of period . . . . . . . . . . . . | $4.9786 | $4.9801 | $5.0791 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | −0.02% | 2.00% | 4.97% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . . . . . | $28 | $28 | $21 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | 1.01%[2] | 1.00% | 0.71%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | 4.72%[2] | 4.21% | 4.02%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | 1.01%[2][3] | 1.00%[3] | 0.97%[2] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | 4.72%[2][3] | 4.21%[3] | 3.76%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . | 88% | 202% | 184% |

(1)Commencement of operations.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF REAL ESTATE SECURITIES PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Real Estate Securities Portfolio had net assets totaling $41,180,865 invested in a diversified portfolio of:

| | |
|---|---|
| 98.27% | Common Stocks |
| 1.73% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . . | $86.42 |
| Consumer Services Stocks. . . . . . . . . . . | $ 7.30 |
| Business Equipment and Services Stocks | $ 3.49 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 1.73 |
| Multi-Industry Stocks. . . . . . . . . . . . . . . . | $ 1.06 |

# The Investments of Real Estate Securities Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Business Equipment and Services – 3.49%** | | |
| Brookfield Properties Corporation . . . . . . . . . . . . . . . . . . . . | 44,750 | $ 1,439,607 |
| | | |
| **Hotels and Gaming – 7.30%** | | |
| Hilton Hotels Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . | 33,900 | 958,692 |
| Marriott International, Inc., Class A . . . . . . . . . . . . . . . . . . | 13,000 | 495,560 |
| Starwood Hotels & Resorts Worldwide, Inc.  . . . . . . . . . . . | 25,700 | 1,550,738 |
| | | 3,004,990 |
| **Multiple Industry – 1.06%** | | |
| Forest City Enterprises, Inc., Class A . . . . . . . . . . . . . . . . | 8,726 | 435,515 |
| | | |
| **Real Estate Investment Trust – 86.42%** | | |
| AMB Property Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 9,700 | 490,335 |
| Acadia Realty Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,900 | 115,885 |
| Alexandria Real Estate Equities, Inc. . . . . . . . . . . . . . . . . | 6,300 | 558,684 |
| American Campus Communities, Inc. . . . . . . . . . . . . . . . . | 18,400 | 457,240 |
| Archstone-Smith Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,800 | 1,058,096 |
| AvalonBay Communities, Inc. . . . . . . . . . . . . . . . . . . . . . . | 9,600 | 1,061,952 |
| BioMed Realty Trust, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . | 27,743 | 830,625 |
| Boston Properties, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,900 | 894,960 |
| Brandywine Realty Trust. . . . . . . . . . . . . . . . . . . . . . . . . . | 29,500 | 949,015 |
| CBL & Associates Properties, Inc. . . . . . . . . . . . . . . . . . . | 12,000 | 467,160 |
| Camden Property Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,900 | 1,242,995 |
| Colonial Properties Trust . . . . . . . . . . . . . . . . . . . . . . . . . | 4,600 | 227,240 |
| Columbia Equity Trust, Inc. . . . . . . . . . . . . . . . . . . . . . . . | 11,700 | 179,712 |
| Corporate Office Properties Trust . . . . . . . . . . . . . . . . . . . | 4,800 | 201,984 |
| Cousins Properties Incorporated . . . . . . . . . . . . . . . . . . . . | 8,600 | 265,998 |
| Developers Diversified Realty Corporation . . . . . . . . . . . . . | 22,400 | 1,168,832 |
| DiamondRock Hospitality Company . . . . . . . . . . . . . . . . . . | 3,000 | 44,430 |
| Duke Realty Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 18,900 | 664,335 |
| Equity Lifestyle Properties, Inc. . . . . . . . . . . . . . . . . . . . . | 6,100 | 267,363 |
| Equity One, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,600 | 137,940 |
| Equity Residential . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,500 | 1,722,105 |
| Essex Property Trust, Inc.  . . . . . . . . . . . . . . . . . . . . . . . | 2,100 | 234,486 |
| First Industrial Realty Trust, Inc.  . . . . . . . . . . . . . . . . . . . | 12,800 | 485,632 |
| First Potomac Realty Trust . . . . . . . . . . . . . . . . . . . . . . . . | 5,500 | 163,845 |
| General Growth Properties, Inc. . . . . . . . . . . . . . . . . . . . . | 29,380 | 1,323,863 |
| Gramercy Capital Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,900 | 126,910 |

See Notes to Schedule of Investments on page 197.

# The Investments of Real Estate Securities Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Real Estate Investment Trust** (Continued) | | |
| Home Properties, Inc. | 7,100 | $ 394,121 |
| Host Hotels & Resorts, Inc. | 54,468 | 1,191,215 |
| Innkeepers USA Trust | 12,000 | 207,360 |
| Kilroy Realty Corporation | 5,000 | 361,250 |
| Kimco Realty Corporation | 35,700 | 1,302,693 |
| Kite Realty Group Trust | 38,700 | 603,333 |
| Liberty Property Trust | 11,800 | 521,560 |
| Macerich Company (The) | 9,700 | 680,940 |
| Mack-Cali Realty Corporation | 8,800 | 404,096 |
| Maguire Properties, Inc. | 15,600 | 548,652 |
| Mid-America Apartment Communities, Inc. | 4,400 | 245,300 |
| Mills Corporation (The). | 10,200 | 272,850 |
| Newcastle Investment Corp. | 8,900 | 225,348 |
| NorthStar Realty Finance Corp. | 7,600 | 91,276 |
| Pan Pacific Retail Properties, Inc. | 3,600 | 249,732 |
| Parkway Properties, Inc. | 2,600 | 118,300 |
| ProLogis | 50,802 | 2,647,800 |
| Public Storage, Inc. | 13,900 | 1,055,010 |
| Reckson Associates Realty Corp. | 13,400 | 554,492 |
| Regency Centers Corporation | 7,600 | 472,340 |
| Republic Property Trust | 10,600 | 104,728 |
| SL Green Realty Corp. | 4,200 | 459,774 |
| Simon Property Group, Inc. | 29,000 | 2,405,260 |
| Spirit Finance Corporation | 18,600 | 209,436 |
| Strategic Hotels & Resorts, Inc. | 22,800 | 472,872 |
| Sunstone Hotel Investors, Inc. | 19,600 | 569,576 |
| Trizec Properties, Inc. | 26,500 | 758,960 |
| U-Store-It Trust | 17,300 | 326,278 |
| United Dominion Realty Trust, Inc. | 29,500 | 826,295 |
| Ventas, Inc. | 11,800 | 399,784 |
| Vornado Realty Trust | 14,800 | 1,443,740 |
| Weingarten Realty Investors | 3,200 | 122,496 |
| | | **35,588,489** |
| **TOTAL COMMON STOCKS – 98.27%** | | **$40,468,601** |
| (Cost: $32,691,352) | | |

See Notes to Schedule of Investments on page 197.

# The Investments of Real Estate Securities Portfolio

June 30, 2006 *(Unaudited)*

| SHORT-TERM SECURITY – 1.57% | Principal Amount in Thousands | Value |
|---|---|---|
| **Aircraft** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $648 | $ 647,810 |
| (Cost: $647,810) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.84%** | | $41,116,411 |
| (Cost: $33,339,162) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.16%** | | 64,454 |
| | | |
| **NET ASSETS – 100.00%** | | $41,180,865 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## REAL ESTATE SECURITIES PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*        *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $33,339) (Notes 1 and 3) . . . . . . . . . | $41,116 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 142 |
|     Investment securities sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,363 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . | 153 |
| Payable to Portfolio shareholders. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . . . | —* |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
|     Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 182 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $41,181 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,257 |
| Accumulated undistributed income: | |
|     Accumulated undistributed net investment income. . . . . . . . . . . . . . . . . | 435 |
|     Accumulated undistributed net realized gain on | |
|        investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 707 |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . | 7,777 |
|         Net assets applicable to outstanding units of capital. . . . . . . . . . . . . | $41,181 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . . | $7.8000 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,280 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## REAL ESTATE SECURITIES PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                          *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $2) . . . . . . . . . . . . . . . . . . . . | $ 667 |
| Interest and amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
|     Total income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 679 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Audit fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13 |
| Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6 |
| Investment management fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 163 |
| Legal fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Service fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 45 |
| Shareholder servicing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
|     Total expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 244 |
|       Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 435 |

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 596 |
| Realized net gain on foreign currency transactions . . . . . . . . . . . . . . . . . . . . | —* |
|     Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 596 |
| Unrealized appreciation in value of investments during the period . . . . . . . . . | 3,045 |
|     Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,641 |
|       Net increase in net assets resulting from operations . . . . . . . . . . . . . . | $4,076 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## REAL ESTATE SECURITIES PORTFOLIO
*(In Thousands)*                                                                  *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | $    435 | $    355 |
| Realized net gain on investments . . . . . . . . . . . . . . . | 596 | 849 |
| Unrealized appreciation. . . . . . . . . . . . . . . . . . . . . . | 3,045 | 2,286 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 4,076 | 3,490 |
| Distributions to shareholders from (Note 1E):[(1)] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . . | (—) | (429) |
| Realized gains on investment transactions. . . . . . . . | (—) | (750) |
| | (—) | (1,179) |
| Capital share transactions[(2)]. . . . . . . . . . . . . . . . . . . . . | 4,587 | 11,035 |
| Total increase  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,663 | 13,346 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,518 | 19,172 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $41,181 | $32,518 |
| Undistributed net investment income (loss)  . . . . . . . | $    435 | $    (—)* |

(1)See "Financial Highlights" on page 201.

| | | |
|---|---|---|
| (2)Shares issued from sale of shares . . . . . . . . . . . . . . . . | 845 | 2,806 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 169 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (236) | (1,246) |
| Increase in outstanding capital shares  . . . . . . . . . . . . . . . | 609 | 1,729 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . . | $  6,343 | $18,448 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . . | — | 1,179 |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,756) | (8,592) |
| Increase in outstanding capital  . . . . . . . . . . . . . . . . . . . . | $  4,587 | $11,035 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Financial Highlights

## REAL ESTATE SECURITIES PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:*     *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended 12-31-05 | For the period from 5-27-04[1] through 12-31-04 |
|---|---|---|---|
| Net asset value, beginning of period . . . . . . . | $6.9610 | $6.5176 | $5.0000 |
| Income from investment operations: | | | |
|     Net investment income . . . . . . . . . . . . . . | 0.0824 | 0.0779 | 0.0396 |
|     Net realized and unrealized | | | |
|       gain on investments. . . . . . . . . . . . . . | 0.7566 | 0.6278 | 1.5935 |
| Total from investment operations . . . . . . . . . . | 0.8390 | 0.7057 | 1.6331 |
| Less distributions from: | | | |
|     Net investment income . . . . . . . . . . . . . . | (0.0000) | (0.0954) | (0.0349) |
|     Capital gains . . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.1669) | (0.0806) |
| Total distributions . . . . . . . . . . . . . . . . . . . . . | (0.0000) | (0.2623) | (0.1155) |
| Net asset value, end of period . . . . . . . . . . . | $7.8000 | $6.9610 | $6.5176 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12.05% | 10.83% | 32.66% |
| Net assets, end of period | | | |
|   (in millions) . . . . . . . . . . . . . . . . . . . . . . . . | $41 | $33 | $19 |
| Ratio of expenses to average | | | |
|   net assets including | | | |
|   voluntary expense waiver . . . . . . . . . . . . . | 1.35%[2] | 1.38% | 1.21%[2] |
| Ratio of net investment income to | | | |
|   average net assets including | | | |
|   voluntary expense waiver . . . . . . . . . . . . . | 2.39%[2] | 1.26% | 2.14%[2] |
| Ratio of expenses to average | | | |
|   net assets excluding | | | |
|   voluntary expense waiver . . . . . . . . . . . . . | 1.35%[2][3] | 1.38%[3] | 1.55%[2] |
| Ratio of net investment income to | | | |
|   average net assets excluding | | | |
|   voluntary expense waiver . . . . . . . . . . . . . | 2.39%[2][3] | 1.26%[3] | 1.80%[2] |
| Portfolio turnover rate. . . . . . . . . . . . . . . . . . . | 16% | 48% | 53% |

(1)Commencement of operations.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Science and Technology Portfolio had net assets totaling $349,779,841 invested in a diversified portfolio of:

| | |
|---|---|
| 84.25% | Domestic Common Stocks |
| 12.32% | Foreign Common Stocks |
| 3.43% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $30.14 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $27.87 |
| Business Equipment and Services Stocks | $22.78 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 5.24 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 4.08 |
| Consumer Nondurables Stocks . . . . . . . . | $ 3.89 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 3.43 |
| Consumer Durables Stocks . . . . . . . . . . . | $ 2.57 |

| | |
|---|---|
| United States . . . . . . . . . . . . . . . . . . . . . . . | $84.25 |
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . . | $ 7.03 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 3.43 |
| Other North America . . . . . . . . . . . . . . . . . | $ 2.57 |
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.71 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1.01 |

# The Investments of Science and Technology Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Business Equipment and Services – 14.22%** | | |
| CBOT Holdings, Inc., Class A*..................... | 23,100 | $ 2,762,529 |
| CheckFree Corporation* ......................... | 224,300 | 11,125,280 |
| Cogent, Inc.*.................................... | 161,200 | 2,422,030 |
| Euronet Worldwide, Inc.* ........................ | 279,950 | 10,666,095 |
| Global Cash Access, Inc.* ....................... | 225,700 | 3,527,691 |
| Headwaters Incorporated* ........................ | 84,700 | 2,164,932 |
| Satyam Computer Services (Shanghai) Co., Ltd. ...... | 224,100 | 7,426,674 |
| Telvent GIT, S.A.*............................... | 163,700 | 2,087,994 |
| VeriFone Holdings, Inc.*.......................... | 247,500 | 7,543,800 |
| | | 49,727,025 |
| **Chemicals – Petroleum and Inorganic – 0.53%** | | |
| Monsanto Company.............................. | 22,100 | **1,860,599** |
| **Chemicals – Specialty – 0.46%** | | |
| VeraSun Energy Corporation* ..................... | 61,400 | **1,611,136** |
| **Communications Equipment – 1.81%** | | |
| Comtech Telecommunications Corp.* ............... | 64,600 | 1,893,103 |
| Juniper Networks, Inc.* .......................... | 277,500 | 4,440,000 |
| | | 6,333,103 |
| **Computers – Peripherals – 9.18%** | | |
| Aspen Technology, Inc.*.......................... | 643,700 | 8,458,218 |
| Lawson Software, Inc.*........................... | 401,300 | 2,726,833 |
| Oracle Corporation* ............................. | 295,900 | 4,309,783 |
| Symbol Technologies, Inc. ...................... | 1,199,304 | 12,940,490 |
| Synaptics Incorporated*.......................... | 171,600 | 3,673,956 |
| | | 32,109,280 |
| **Consumer Electronics – 2.57%** | | |
| Research In Motion Limited* ...................... | 129,000 | **8,997,750** |
| **Defense – 2.45%** | | |
| ESCO Technologies Inc.*......................... | 160,600 | **8,584,070** |

See Notes to Schedule of Investments on page 206.

# The Investments of Science and Technology Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| **Electronic Components – 12.81%** | | |
| Advanced Micro Devices, Inc.* . . . . . . . . . . . . . . . . . . . . | 230,500 | $    5,628,810 |
| Broadcom Corporation, Class A*. . . . . . . . . . . . . . . . . . . | 58,300 | 1,752,206 |
| Cypress Semiconductor Corporation* . . . . . . . . . . . . . . . | 331,900 | 4,825,826 |
| MediaTek Incorporation (A) . . . . . . . . . . . . . . . . . . . . . . | 315,000 | 2,918,694 |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . | 78,400 | 2,634,632 |
| Micron Technology, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . | 211,000 | 3,177,660 |
| Saifun Semiconductors Ltd.* . . . . . . . . . . . . . . . . . . . . . | 123,100 | 3,523,738 |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . | 16,300 | 10,359,842 |
| SanDisk Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . | 53,600 | 2,737,084 |
| Volterra Semiconductor Corporation* . . . . . . . . . . . . . . . | 256,900 | 3,947,269 |
| Xilinx, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 145,300 | 3,300,490 |
| | | **44,806,251** |
| **Electronic Instruments – 1.62%** | | |
| ASML Holding N.V., NY Registery Shares* . . . . . . . . . . . . | 191,200 | 3,865,108 |
| SiRF Technology Holdings, Inc.* . . . . . . . . . . . . . . . . . . . | 55,900 | 1,799,700 |
| | | **5,664,808** |
| **Food and Related – 3.89%** | | |
| Archer Daniels Midland Company . . . . . . . . . . . . . . . . . . | 329,700 | **13,610,016** |
| **Health Care – Drugs – 4.84%** | | |
| Affymetrix, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 208,800 | 5,560,344 |
| Genzyme Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . | 155,400 | 9,485,616 |
| Nuvelo, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 114,000 | 1,892,400 |
| | | **16,938,360** |
| **Health Care – General – 3.43%** | | |
| Advanced Medical Optics, Inc.*. . . . . . . . . . . . . . . . . . . . | 181,100 | 9,181,770 |
| FoxHollow Technologies, Inc.* . . . . . . . . . . . . . . . . . . . . . | 30,100 | 822,482 |
| Radiation Therapy Services, Inc.* . . . . . . . . . . . . . . . . . . | 34,800 | 936,642 |
| Volcano Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 118,600 | 1,073,330 |
| | | **12,014,224** |
| **Hospital Supply and Management – 21.87%** | | |
| Cerner Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 564,400 | 20,990,036 |
| HealthSouth Corporation* . . . . . . . . . . . . . . . . . . . . . . . . | 890,400 | 3,419,136 |
| Triad Hospitals, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 429,400 | 16,995,652 |
| UnitedHealth Group Incorporated . . . . . . . . . . . . . . . . . . | 156,300 | 6,999,114 |
| WellCare Health Plans, Inc.* . . . . . . . . . . . . . . . . . . . . . | 386,400 | 18,952,920 |
| WellPoint, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125,400 | 9,125,358 |
| | | **76,482,216** |

See Notes to Schedule of Investments on page 206.

# The Investments of Science and Technology Portfolio

*June 30, 2006*                                                                   *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Multiple Industry – 1.68%** | | |
| Himax Technologies, Inc., ADR* | 679,400 | $ 3,909,947 |
| Nextest Systems Corporation* | 67,000 | 1,116,890 |
| Technology Investment Capital Corp. | 57,651 | 836,228 |
| | | 5,863,065 |
| **Petroleum – International – 4.08%** | | |
| Noble Energy, Inc. | 304,300 | **14,259,498** |
| **Security and Commodity Brokers – 1.09%** | | |
| Chicago Mercantile Exchange Holdings Inc. | 7,800 | **3,830,970** |
| **Timesharing and Software – 8.56%** | | |
| Alliance Data Systems Corporation* | 441,400 | 25,963,148 |
| Google Inc., Class A* | 9,450 | 3,962,621 |
| | | 29,925,769 |
| **Utilities – Electric – 0.45%** | | |
| Plug Power Inc.* | 332,600 | **1,579,850** |
| **Utilities – Telephone – 1.03%** | | |
| ALLTEL Corporation | 56,300 | **3,593,629** |
| **TOTAL COMMON STOCKS – 96.57%** | | **$337,791,619** |
| (Cost: $272,996,482) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Certificate of Deposit – 1.43%** | | |
|   **Banks** | | |
|   Wells Fargo & Company, | | |
|     5.21%, 7–5–06 | $5,000 | **5,000,000** |
| **Commercial Paper** | | |
|   **Capital Equipment – 0.25%** | | |
|   Caterpillar Inc., | | |
|     5.19%, 7–7–06 | 886 | **885,234** |
|   **Food and Related – 1.58%** | | |
|   Nestle Capital Corp., | | |
|     5.1%, 7–6–06 | 1,263 | 1,262,106 |
|   Sara Lee Corporation, | | |
|     5.29%, 7–10–06 | 4,250 | 4,244,379 |
| | | 5,506,485 |

See Notes to Schedule of Investments on page 206.

# The Investments of Science and Technology Portfolio

*June 30, 2006*                                          *(Unaudited)*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Retail – General Merchandise – 0.33%** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,170 | $ 1,169,665 |
| **Total Commercial Paper – 2.16%** | | 7,561,383 |
| **TOTAL SHORT-TERM SECURITIES – 3.59%** | | $ 12,561,384 |
| (Cost: $12,561,384) | | |
| **TOTAL INVESTMENT SECURITIES – 100.16%** | | $350,353,003 |
| (Cost: $285,557,866) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.16%)** | | (573,162) |
| **NET ASSETS – 100.00%** | | $349,779,841 |

**Notes to Schedule of Investments**

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

  *No income dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## SCIENCE AND TECHNOLOGY PORTFOLIO

*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $285,558) (Notes 1 and 3) . . . . . . | $350,353 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Dividends and interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350,409 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . | 288 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 278 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Accrued shareholder servicing (Note 2). . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42 |
|     Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 629 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $349,780 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $      21 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 282,973 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . | (1,131) |
|     Accumulated undistributed net realized gain on | |
|       investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,122 |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . | 64,795 |
|         Net assets applicable to outstanding units of capital. . . . . . . . . . . . | $349,780 |
| Net asset value, redemption and offering price per share. . . . . . . . . . . . . . . | $16.9529 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,632 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

See Notes to Financial Statements.

# Statement of Operations

## SCIENCE AND TECHNOLOGY PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                      *(Unaudited)*

**INVESTMENT LOSS**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization. | $ 669 |
| Dividends (net of foreign withholding taxes of $21) | 340 |
| Total income | 1,009 |
| Expenses (Note 2): | |
| Accounting services fee | 58 |
| Audit fees. | 10 |
| Custodian fees. | 14 |
| Investment management fee. | 1,543 |
| Legal fees | 4 |
| Service fee. | 454 |
| Shareholder servicing | 8 |
| Other | 33 |
| Total expenses | 2,124 |
| Net investment loss | (1,115) |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities. | 12,791 |
| Realized net loss on foreign currency transactions | (2) |
| Realized net gain on investments | 12,789 |
| Unrealized depreciation in value of investments during the period | (10,072) |
| Net gain on investments. | 2,717 |
| Net increase in net assets resulting from operations | $ 1,602 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## SCIENCE AND TECHNOLOGY PORTFOLIO
*(In Thousands)*                                                            *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . | $ (1,115) | $ (2,449) |
| Realized net gain on investments . . . . . . . . . . . . . . | 12,789 | 50,138 |
| Unrealized appreciation (depreciation) . . . . . . . . . . | (10,072) | 6,089 |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . . | 1,602 | 53,778 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions. . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . | (12,801) | (14,322) |
| Total increase (decrease). . . . . . . . . . . . . . . . . | (11,199) | 39,456 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . . | 360,979 | 321,523 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $349,780 | $360,979 |
| Undistributed net investment loss . . . . . . . . . . . . . . | $ (1,131) | $ (14) |

(1)See "Financial Highlights" on page 210.

| | | |
|---|---|---|
| (2)Shares issued from sale of shares . . . . . . . . . . . . . . . | 634 | 1,490 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | — |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,381) | (2,437) |
| Decrease in outstanding capital shares. . . . . . . . . . . . . | (747) | (947) |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 11,004 | $ 22,453 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | — |
| Value redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (23,805) | (36,775) |
| Decrease in outstanding capital. . . . . . . . . . . . . . . . . . . | $ (12,801) | $ (14,322) |

See Notes to Financial Statements.

# Financial Highlights

## SCIENCE AND TECHNOLOGY PORTFOLIO
*For a Share of Capital Stock Outstanding Throughout Each Period:*      *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . . . . | $16.8844 | $14.4014 | $12.3883 | $ 9.4961 | $12.4927 | $14.2542 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) . . . . | (0.0542) | (0.1145) | (0.0751) | (0.0521) | (0.0245) | 0.0584 |
| Net realized and unrealized gain (loss) on investments . . . . . | 0.1227 | 2.5975 | 2.0882 | 2.9443 | (2.9720) | (1.7571) |
| Total from investment operations . . . . . . . . | 0.0685 | 2.4830 | 2.0131 | 2.8922 | (2.9965) | (1.6987) |
| Less distributions from: | | | | | | |
| Net investment income. . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0001) | (0.0589) |
| Capital gains . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0039) |
| Total distributions . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0001) | (0.0628) |
| Net asset value, end of period . . . . . . | $16.9529 | $16.8844 | $14.4014 | $12.3883 | $ 9.4961 | $12.4927 |
| Total return. . . . . . . . . . | 0.40% | 17.25% | 16.25% | 30.46% | −23.99% | −11.91% |
| Net assets, end of period (in millions). . . . . . . . | $350 | $361 | $322 | $268 | $195 | $267 |
| Ratio of expenses to average net assets . . | 1.17%[1] | 1.17% | 1.17% | 1.16% | 1.17% | 1.15% |
| Ratio of net investment income (loss) to average net assets . . | −0.61%[1] | −0.74% | −0.59% | −0.52% | −0.23% | 0.47% |
| Portfolio turnover rate . . . . . . . . . . . . | 41% | 104% | 107% | 116% | 92% | 93% |

(1) Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF SMALL CAP GROWTH PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Small Cap Growth Portfolio had net assets totaling $592,473,854 invested in a diversified portfolio of:

| | |
|---|---|
| 90.73% | Common Stocks |
| 9.27% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . . | $22.08 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $19.54 |
| Health Care Stocks . . . . . . . . . . . . . . . . . . | $17.32 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 9.27 |
| Consumer Services Stocks . . . . . . . . . . . . | $ 6.74 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 5.55 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 4.84 |
| Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 4.61 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 3.82 |
| Financial Services Stocks . . . . . . . . . . . . . | $ 3.21 |
| Consumer Nondurables Stocks . . . . . . . . | $ 3.02 |

# The Investments of Small Cap Growth Portfolio

June 30, 2006                                                                              *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 0.77%** | | |
| UTi Worldwide Inc. .............................. | 180,900 | $ 4,584,911 |
| **Apparel – 1.65%** | | |
| Volcom, Inc.* .................................... | 305,200 | 9,769,452 |
| **Business Equipment and Services – 12.02%** | | |
| CheckFree Corporation* ......................... | 338,055 | 16,767,528 |
| Mobile Mini, Inc.* ............................... | 198,000 | 5,785,560 |
| Resources Connection, Inc.* ...................... | 423,964 | 10,605,459 |
| Strayer Education, Inc. .......................... | 97,400 | 9,429,781 |
| Synchronoss Technologies, Inc.* .................. | 405,000 | 3,515,400 |
| Tetra Tech, Inc.* ................................ | 401,600 | 7,150,488 |
| VeriFone Holdings, Inc.*.......................... | 330,800 | 10,082,784 |
| West Corporation* ............................... | 164,800 | 7,908,752 |
| | | 71,245,752 |
| **Capital Equipment – 2.15%** | | |
| Cameron International Corporation* ................ | 127,100 | 6,071,567 |
| Gardner Denver, Inc.*............................ | 173,200 | 6,668,200 |
| | | 12,739,767 |
| **Communications Equipment – 4.34%** | | |
| ADTRAN, Inc. ................................... | 332,050 | 7,449,542 |
| General Cable Corporation*....................... | 342,400 | 11,984,000 |
| Plantronics, Inc. ................................ | 281,900 | 6,260,999 |
| | | 25,694,541 |
| **Computers – Peripherals – 8.15%** | | |
| Allscripts Healthcare Solutions, Inc.* ............... | 456,700 | 7,983,116 |
| Avid Technology, Inc.*............................ | 169,400 | 5,746,048 |
| Cognex Corporation.............................. | 331,200 | 8,612,856 |
| Kronos Incorporated* ............................ | 204,400 | 7,376,796 |
| MICROS Systems, Inc.*........................... | 294,700 | 12,868,075 |
| Nautilus Group, Inc. (The) ....................... | 361,600 | 5,680,736 |
| | | 48,267,627 |
| **Defense – 2.00%** | | |
| DRS Technologies, Inc. .......................... | 242,900 | 11,841,375 |
| **Electronic Instruments – 5.05%** | | |
| Energy Conversion Devices, Inc.* .................. | 122,100 | 4,454,818 |
| FLIR Systems, Inc.* .............................. | 459,900 | 10,538,609 |
| Trimble Navigation Limited* ....................... | 334,500 | 14,943,788 |
| | | 29,937,215 |
| **Farm Machinery – 2.46%** | | |
| A.S.V., Inc.*..................................... | 326,600 | 7,521,598 |
| AGCO Corporation* .............................. | 268,100 | 7,056,392 |
| | | 14,577,990 |

See Notes to Schedule of Investments on page 215.

# The Investments of Small Cap Growth Portfolio

June 30, 2006                                                    *(Unaudited)*

| **COMMON STOCKS** (Continued) | **Shares** | **Value** |
|---|---|---|
| **Finance Companies – 3.21%** | | |
| Financial Federal Corporation . . . . . . . . . . . . . . . . . . . . . | 343,575 | $ 9,554,821 |
| Nelnet, Inc., Class A* . . . . . . . . . . . . . . . . . . . . . . . . . . | 233,000 | 9,448,150 |
| | | 19,002,971 |
| **Food and Related – 1.37%** | | |
| United Natural Foods, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 245,700 | **8,108,100** |
| **Health Care – Drugs – 1.64%** | | |
| Martek Biosciences Corporation* . . . . . . . . . . . . . . . . . . | 337,124 | **9,747,940** |
| **Health Care – General – 8.56%** | | |
| American Medical Systems Holdings, Inc.* . . . . . . . . . . . | 324,600 | 5,398,098 |
| FoxHollow Technologies, Inc.* . . . . . . . . . . . . . . . . . . . . | 334,800 | 9,148,410 |
| Hologic, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 202,000 | 9,978,800 |
| IntraLase Corp.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 472,400 | 7,917,424 |
| ResMed Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 256,000 | 12,019,200 |
| Schein (Henry), Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 134,100 | 6,265,152 |
| | | 50,727,084 |
| **Hospital Supply and Management – 7.12%** | | |
| Cerner Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222,212 | 8,264,064 |
| Emageon Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 683,500 | 9,975,682 |
| PSS World Medical, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 522,900 | 9,247,486 |
| WellCare Health Plans, Inc.* . . . . . . . . . . . . . . . . . . . . . | 300,200 | 14,724,810 |
| | | 42,212,042 |
| **Hotels and Gaming – 4.43%** | | |
| Scientific Games Corporation, Class A* . . . . . . . . . . . . . | 422,600 | 15,048,786 |
| Shuffle Master, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 341,300 | 11,172,456 |
| | | 26,221,242 |
| **Motor Vehicle Parts – 0.92%** | | |
| LKQ Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 285,900 | **5,434,959** |
| **Petroleum – Domestic – 1.25%** | | |
| Western Gas Resources, Inc.   . . . . . . . . . . . . . . . . . . . . | 123,600 | **7,397,460** |
| **Petroleum – International – 1.68%** | | |
| Newfield Exploration Company* . . . . . . . . . . . . . . . . . . . | 203,100 | **9,939,714** |
| **Petroleum – Services – 2.62%** | | |
| Dril-Quip, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113,200 | 9,332,208 |
| Hydril Company* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 79,200 | 6,204,924 |
| | | 15,537,132 |
| **Publishing – 2.31%** | | |
| Getty Images, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215,100 | **13,661,001** |
| **Railroad – 2.13%** | | |
| Kansas City Southern* . . . . . . . . . . . . . . . . . . . . . . . . . . | 454,800 | **12,597,960** |

See Notes to Schedule of Investments on page 215.

# The Investments of Small Cap Growth Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Restaurants – 1.97%** | | |
| Panera Bread Company, Class A*. . . . . . . . . . . . . . . . . | 173,500 | $ 11,675,683 |
| | | |
| **Retail – Specialty Stores – 2.87%** | | |
| Guitar Center, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 184,600 | 8,202,701 |
| O'Reilly Automotive, Inc.*. . . . . . . . . . . . . . . . . . . . . . | 282,900 | 8,820,822 |
| | | 17,023,523 |
| **Timesharing and Software – 10.06%** | | |
| Bankrate, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 163,400 | 6,159,363 |
| Blackboard Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 229,600 | 6,652,660 |
| CoStar Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 148,100 | 8,850,456 |
| Digitas Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 757,450 | 8,801,569 |
| FactSet Research Systems, Inc. . . . . . . . . . . . . . . . . . | 331,725 | 15,690,592 |
| MicroStrategy Incorporated, Class A* . . . . . . . . . . . . . . | 90,450 | 8,799,881 |
| Stamps.com Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 166,100 | 4,627,546 |
| | | 59,582,067 |
| | | |
| **TOTAL COMMON STOCKS – 90.73%** | | $537,527,508 |
| (Cost: $450,285,221) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Certificate of Deposit – 0.84%** | | |
| **Banks** | | |
| Wells Fargo & Company, | | |
| 5.21%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,000 | 5,000,000 |
| | | |
| **Commercial Paper** | | |
| **Aircraft – 0.32%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,873 | 1,872,450 |
| | | |
| **Banks – 0.84%** | | |
| Lloyds TSB Bank PLC, | | |
| 5.16%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,997,133 |
| | | |
| **Beverages – 0.73%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,354 | 4,352,742 |
| | | |
| **Capital Equipment – 0.30%** | | |
| Deere (John) Capital Corporation, | | |
| 5.4%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,748 | 1,746,951 |

See Notes to Schedule of Investments on page 215.

# The Investments of Small Cap Growth Portfolio

| SHORT-TERM SECURITIES  (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper** (Continued) | | |
| **Finance Companies – 1.68%** | | |
| Kitty Hawk Funding Corp., | | |
| 5.23%, 7–19–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5,000 | $ 4,986,925 |
| PACCAR Financial Corp., | | |
| 5.21%, 7–26–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,981,910 |
| | | 9,968,835 |
| **Household – General Products – 0.17%** | | |
| Colgate-Palmolive Company, | | |
| 5.2%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997,256 |
| **Publishing – 1.69%** | | |
| Gannett Co., Inc., | | |
| 5.15%, 7–5–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 9,994,278 |
| **Utilities – Electric – 0.84%** | | |
| PacifiCorp, | | |
| 5.17%, 7–7–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,995,692 |
| **Utilities – Telephone – 0.85%** | | |
| BellSouth Corporation, | | |
| 5.18%, 7–6–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,038 | 5,034,375 |
| **Total Commercial Paper – 7.42%** | | 43,959,712 |
| **Commercial Paper (backed by irrevocable bank letter of credit) – 0.84%** | | |
| **Food and Related** | | |
| COFCO Capital Corp. (Rabobank Nederland), | | |
| 5.26%, 7–20–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 4,986,119 |
| **TOTAL SHORT-TERM SECURITIES – 9.10%** | | $ 53,945,831 |
| (Cost: $53,945,831) | | |
| **TOTAL INVESTMENT SECURITIES – 99.83%** | | $591,473,339 |
| (Cost: $504,231,052) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.17%** | | 1,000,515 |
| **NET ASSETS – 100.00%** | | $592,473,854 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## SMALL CAP GROWTH PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                                  *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $504,231) (Notes 1 and 3) . . . . . . . | $591,473 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,747 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 52 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 596,284 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 3,268 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 426 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 12 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 81 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,810 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $592,474 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 55 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 504,859 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . . | (1,797) |
|     Accumulated undistributed net realized gain on | |
|        investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,115 |
|     Net unrealized appreciation in value of securities . . . . . . . . . . . . . . . . . . | 87,242 |
|         Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $592,474 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . | $10.6980 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,382 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 140,000 |

See Notes to Financial Statements.

# Statement of Operations

## SMALL CAP GROWTH PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                                *(Unaudited)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Interest and amortization | $ 1,157 |
| Dividends | 655 |
| Total income | 1,812 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee | 79 |
| Audit fees | 15 |
| Custodian fees | 12 |
| Investment management fee | 2,622 |
| Legal fees | 7 |
| Service fee | 771 |
| Shareholder servicing | 14 |
| Other | 67 |
| Total expenses | 3,587 |
| Net investment loss | (1,775) |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 41,415 |
| Unrealized depreciation in value of investments during the period | (26,987) |
| Net gain on investments | 14,428 |
| Net increase in net assets resulting from operations | $12,653 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## SMALL CAP GROWTH PORTFOLIO
*(In Thousands)*          *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss | $ (1,775) | $ (3,739) |
| Realized net gain on investments | 41,415 | 93,187 |
| Unrealized depreciation | (26,987) | (17,533) |
| Net increase in net assets resulting from operations | 12,653 | 71,915 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income | (—) | (—) |
| Realized gains on investment transactions | (—) | (24,477) |
| | (—) | (24,477) |
| Capital share transactions[2] | (26,060) | (30,641) |
| Total increase (decrease) | (13,407) | 16,797 |
| **NET ASSETS** | | |
| Beginning of period | 605,881 | 589,084 |
| End of period | $592,474 | $605,881 |
| Undistributed net investment loss | $ (1,797) | $ (22) |

(1) See "Financial Highlights" on page 219.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares | 1,304 | 2,750 |
| Shares issued from reinvestment of dividend and/or capital gains distribution | — | 2,334 |
| Shares redeemed | (3,699) | (8,156) |
| Decrease in outstanding capital shares | (2,395) | (3,072) |
| Value issued from sale of shares | $ 14,402 | $ 27,480 |
| Value issued from reinvestment of dividend and/or capital gains distribution | — | 24,477 |
| Value redeemed | (40,462) | (82,598) |
| Decrease in outstanding capital | $ (26,060) | $ (30,641) |

See Notes to Financial Statements.

# Financial Highlights

## SMALL CAP GROWTH PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:*    *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period.... | $10.4866 | $ 9.6810 | $8.4703 | $6.2388 | $7.9770 | $8.1345 |
| Income (loss) from investment operations: | | | | | | |
| Net investment loss ... | (0.0321) | (0.0647) | (0.0741) | (0.0485) | (0.0458) | (0.0103) |
| Net realized and unrealized gain (loss) on investments....... | 0.2435 | 1.3116 | 1.2848 | 2.2800 | (1.6924) | (0.1471) |
| Total from investment operations .......... | 0.2114 | 1.2469 | 1.2107 | 2.2315 | (1.7382) | (0.1574) |
| Less distributions from: | | | | | | |
| Net investment income .......... | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000)* |
| Capital gains ........ | (0.0000) | (0.4413) | (0.0000) | (0.0000) | (0.0000) | (0.0001) |
| Total distributions........ | (0.0000) | (0.4413) | (0.0000) | (0.0000) | (0.0000) | (0.0001) |
| Net asset value, end of period ........ | $10.6980 | $10.4866 | $9.6810 | $8.4703 | $6.2388 | $7.9770 |
| Total return ............ | 2.01% | 12.88% | 14.29% | 35.77% | −21.79% | −1.93% |
| Net assets, end of period (in millions).......... | $592 | $606 | $589 | $544 | $279 | $359 |
| Ratio of expenses to average net assets .... | 1.16%[1] | 1.16% | 1.17% | 1.15% | 1.15% | 1.14% |
| Ratio of net investment loss to average net assets.......... | −0.58%[1] | −0.63% | −0.82% | −0.88% | −0.66% | −0.14% |
| Portfolio turnover rate..... | 50% | 71% | 96% | 86% | 35% | 30% |

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF SMALL CAP VALUE PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Small Cap Value Portfolio had net assets totaling $177,384,812 invested in a diversified portfolio of:

| | |
|---|---|
| 96.13% | Common Stocks |
| 3.87% | Cash and Cash Equivalents |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . | $23.06 |
| Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . . | $11.77 |
| Consumer Services Stocks . . . . . . . . . . . | $ 8.85 |
| Capital Goods Stocks. . . . . . . . . . . . . . . . | $ 7.84 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 7.61 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $ 7.52 |
| Consumer Nondurables Stocks . . . . . . . . | $ 7.28 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $ 6.55 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 5.88 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $ 4.34 |
| Cash and Cash Equivalents. . . . . . . . . . . | $ 3.87 |
| Shelter Stocks . . . . . . . . . . . . . . . . . . . . . | $ 3.32 |
| Miscellaneous Stocks. . . . . . . . . . . . . . . . | $ 2.11 |

# The Investments of Small Cap Value Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 1.36%** | | |
| K&F Industries Holdings, Inc.* | 56,800 | $  1,007,064 |
| Orbital Sciences Corporation* | 86,800 | 1,400,952 |
| | | **2,408,016** |
| **Apparel – 1.70%** | | |
| Phillips-Van Heusen Corporation | 79,000 | **3,014,640** |
| **Banks – 10.82%** | | |
| Boston Private Financial Holdings, Inc. | 88,300 | 2,460,921 |
| Cathay General Bancorp | 43,400 | 1,579,977 |
| Central Pacific Financial Corp. | 46,500 | 1,799,550 |
| First Midwest Bancorp, Inc. | 74,400 | 2,758,380 |
| First Niagara Financial Group, Inc. | 89,100 | 1,249,628 |
| Taylor Capital Group, Inc. | 61,500 | 2,578,388 |
| Trustmark Corporation | 55,800 | 1,727,010 |
| Umpqua Holdings Corporation | 60,400 | 1,548,354 |
| Westamerica Bancorporation. | 24,800 | 1,211,728 |
| Wintrust Financial Corporation | 44,900 | 2,288,328 |
| | | **19,202,264** |
| **Broadcasting – 0.50%** | | |
| Outdoor Channel Holdings, Inc.* | 83,800 | **880,738** |
| **Business Equipment and Services – 8.53%** | | |
| Brink's Company (The) | 105,400 | 5,945,614 |
| CACI International Inc* | 31,500 | 1,837,395 |
| Education Realty Trust, Inc. | 63,500 | 1,057,275 |
| PRA International* | 46,486 | 1,036,173 |
| Waste Connections, Inc.* | 70,000 | 2,548,000 |
| Watson Wyatt & Company Holdings, Inc., Class A | 77,000 | 2,705,780 |
| | | **15,130,237** |
| **Capital Equipment – 3.50%** | | |
| CARBO Ceramics Inc. | 20,700 | 1,016,991 |
| Goodman Global, Inc.* | 74,900 | 1,136,982 |
| Nordson Corporation | 23,200 | 1,146,196 |
| Warnaco Group, Inc. (The)* | 98,600 | 1,831,002 |
| Watts Water Technologies, Inc., Class A | 31,900 | 1,070,245 |
| | | **6,201,416** |
| **Coal – 1.94%** | | |
| Foundation Coal Holdings, Inc. | 20,200 | 947,986 |
| Massey Energy Company | 69,311 | 2,495,196 |
| | | **3,443,182** |

See Notes to Schedule of Investments on page 225.

# The Investments of Small Cap Value Portfolio

June 30, 2006                                                    *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Communications Equipment – 1.72%** | | |
| Andrew Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,500 | $     849,612 |
| Polycom, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,500 | 2,202,458 |
| | | **3,052,070** |
| **Computers – Peripherals – 2.45%** | | |
| Electronics for Imaging, Inc.* . . . . . . . . . . . . . . . . . . . . . | 82,100 | 1,710,553 |
| Imation Corp.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64,100 | 2,631,305 |
| | | **4,341,858** |
| **Construction Materials – 2.15%** | | |
| Walter Industries, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . | 66,200 | **3,816,430** |
| **Containers – 3.06%** | | |
| AptarGroup, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,100 | 1,741,311 |
| Jarden Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77,750 | 2,367,488 |
| Silgan Holdings Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,800 | 1,326,927 |
| | | **5,435,726** |
| **Defense – 0.06%** | | |
| Hexcel Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,995 | **109,891** |
| **Electronic Components – 0.51%** | | |
| PMC-Sierra, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,400 | **905,106** |
| **Electronic Instruments – 0.45%** | | |
| Progressive Gaming International Corporation* . . . . . . . . | 102,800 | **796,186** |
| **Finance Companies – 2.11%** | | |
| Hanover Insurance Group, Inc. (The). . . . . . . . . . . . . . . . | 79,000 | **3,749,340** |
| **Food and Related – 2.52%** | | |
| Chiquita Brands International Inc.   . . . . . . . . . . . . . . . . . | 108,500 | 1,495,130 |
| Hain Celestial Group, Inc. (The)* . . . . . . . . . . . . . . . . . . | 115,200 | 2,969,280 |
| | | **4,464,410** |
| **Forest and Paper Products – 0.98%** | | |
| OfficeMax Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . | 42,700 | **1,740,025** |
| **Health Care – Drugs – 1.75%** | | |
| Andrx Corporation*. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 108,500 | 2,517,200 |
| Valeant Pharmaceuticals International . . . . . . . . . . . . . . | 34,300 | 580,356 |
| | | **3,097,556** |

See Notes to Schedule of Investments on page 225.

# The Investments of Small Cap Value Portfolio

*June 30, 2006*                                             *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – General – 3.45%** | | |
| DJO Incorporated* | 114,200 | $ 4,205,986 |
| PolyMedica Corporation | 5,400 | 193,752 |
| Radiation Therapy Services, Inc.* | 63,689 | 1,714,189 |
| | | **6,113,927** |
| **Hospital Supply and Management – 2.32%** | | |
| AmSurg Corp.* | 62,800 | 1,428,072 |
| Magellan Health Services, Inc.* | 59,200 | 2,685,016 |
| | | **4,113,088** |
| **Hotels and Gaming – 4.67%** | | |
| Gaylord Entertainment Company* | 81,600 | 3,561,024 |
| Orient-Express Hotels Ltd. | 62,400 | 2,423,616 |
| Vail Resorts, Inc.* | 62,200 | 2,307,620 |
| | | **8,292,260** |
| **Insurance – Property and Casualty – 2.55%** | | |
| Aspen Insurance Holdings Limited | 120,900 | 2,815,761 |
| Platinum Underwriters Holdings, Ltd. | 61,000 | 1,706,780 |
| | | **4,522,541** |
| **Leisure Time Industry – 1.81%** | | |
| Marvel Entertainment, Inc.* | 71,800 | 1,436,000 |
| RC2 Corporation* | 46,000 | 1,773,990 |
| | | **3,209,990** |
| **Motion Pictures – 1.21%** | | |
| Regal Entertainment Group | 105,400 | **2,141,728** |
| **Motor Vehicle Parts – 1.52%** | | |
| Copart, Inc.* | 63,200 | 1,553,772 |
| Directed Electronics, Inc.* | 88,238 | 1,152,388 |
| | | **2,706,160** |
| **Non-Residential Construction – 2.19%** | | |
| Washington Group International, Inc. | 72,800 | **3,881,332** |
| **Petroleum – Domestic – 2.40%** | | |
| Comstock Resources, Inc.* | 66,600 | 1,988,676 |
| Goodrich Petroleum Corporation* | 36,666 | 1,040,948 |
| Whiting Petroleum Corporation* | 29,491 | 1,234,788 |
| | | **4,264,412** |
| **Publishing – 0.66%** | | |
| Scholastic Corporation* | 44,900 | **1,167,625** |
| **Real Estate Investment Trust – 2.34%** | | |
| Corporate Office Properties Trust | 33,800 | 1,422,304 |
| Innkeepers USA Trust | 68,800 | 1,188,864 |
| Strategic Hotels & Resorts, Inc. | 74,200 | 1,538,908 |
| | | **4,150,076** |

See Notes to Schedule of Investments on page 225.

# The Investments of Small Cap Value Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Restaurants – 1.65%** | | |
| Landry's Restaurants, Inc. ........................ | 57,900 | $ 1,878,855 |
| Ryans Restaurant Group, Inc.* .................... | 88,200 | 1,046,493 |
| | | **2,925,348** |
| **Retail – General Merchandise – 2.62%** | | |
| BJ's Wholesale Club, Inc.* ........................ | 56,800 | 1,610,280 |
| Saks Incorporated ............................... | 76,200 | 1,232,154 |
| Stage Stores, Inc. .............................. | 54,750 | 1,806,750 |
| | | **4,649,184** |
| **Retail – Specialty Stores – 3.34%** | | |
| Finish Line, Inc. (The), Class A .................... | 69,500 | 823,227 |
| PETCO Animal Supplies, Inc.*..................... | 91,500 | 1,868,888 |
| Regis Corporation .............................. | 55,800 | 1,987,038 |
| Talbots, Inc. (The)............................... | 67,937 | 1,253,438 |
| | | **5,932,591** |
| **Savings and Loans – 2.76%** | | |
| Harbor Florida Bancshares, Inc. .................. | 6,300 | 234,076 |
| Sterling Financial Corporation ..................... | 114,450 | 3,486,719 |
| WSFS Financial Corporation ...................... | 19,089 | 1,174,737 |
| | | **4,895,532** |
| **Security and Commodity Brokers – 4.82%** | | |
| National Financial Partners Corp. ................. | 66,500 | 2,946,615 |
| Piper Jaffray Companies* ........................ | 91,400 | 5,594,594 |
| | | **8,541,209** |
| **Timesharing and Software – 3.24%** | | |
| BISYS Group, Inc. (The)*......................... | 132,200 | 1,811,140 |
| FileNet Corporation*.............................. | 43,900 | 1,182,886 |
| Per-Se Technologies, Inc.*........................ | 109,500 | 2,757,758 |
| | | **5,751,784** |
| **Trucking and Shipping – 0.59%** | | |
| American Commercial Lines Inc.* .................. | 17,100 | **1,040,791** |
| **Utilities – Electric – 5.88%** | | |
| Black Hills Corporation........................... | 71,300 | 2,447,729 |
| El Paso Electric Company* ........................ | 99,700 | 2,009,952 |
| ITC Holdings Corp. ............................. | 57,300 | 1,523,034 |
| NorthWestern Corporation......................... | 25,900 | 886,428 |
| PNM Resources, Inc. ........................... | 79,600 | 1,986,816 |
| Pike Electric Corporation* ........................ | 81,600 | 1,571,616 |
| | | **10,425,575** |
| **TOTAL COMMON STOCKS – 96.13%** | | **$170,514,244** |
| (Cost: $162,495,631) | | |

See Notes to Schedule of Investments on page 225.

# The Investments of Small Cap Value Portfolio

June 30, 2006 *(Unaudited)*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Aircraft – 1.07%** | | |
| United Technologies Corporation, | | |
| 5.29%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,901 | $ 1,900,441 |
| **Beverages – 2.79%** | | |
| Anheuser-Busch Companies, Inc., | | |
| 5.2%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,960 | 4,958,567 |
| **TOTAL SHORT-TERM SECURITIES – 3.86%** | | $ 6,859,008 |
| (Cost: $6,859,008) | | |
| **TOTAL INVESTMENT SECURITIES – 99.99%** | | $177,373,252 |
| (Cost: $169,354,639) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.01%** | | 11,560 |
| **NET ASSETS – 100.00%** | | $177,384,812 |

**Notes to Schedule of Investments**

*No income dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## SMALL CAP VALUE PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                             *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $169,355) (Notes 1 and 3) . . . . . . . | $177,373 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,432 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 107 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 179,938 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 2,411 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 112 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,553 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $177,385 |

**NET ASSETS**

| | |
|---|---:|
| $0.001 par value capital stock: | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    12 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 156,890 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . . | (2) |
|     Accumulated undistributed net realized gain on | |
|         investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,466 |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . | 8,019 |
|         Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | $177,385 |

| | |
|---|---:|
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . | $15.4105 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,511 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,000 |

See Notes to Financial Statements.

# Statement of Operations

**SMALL CAP VALUE PORTFOLIO**
*For the Six Months Ended June 30, 2006*
*(In Thousands)* *(Unaudited)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends | $   850 |
| Interest and amortization | 173 |
| Total income | 1,023 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee | 33 |
| Audit fees | 11 |
| Custodian fees | 7 |
| Investment management fee | 746 |
| Legal fees | 2 |
| Service fee | 219 |
| Shareholder servicing | 4 |
| Other | 15 |
| Total expenses | 1,037 |
| Net investment loss | (14) |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 12,563 |
| Unrealized depreciation in value of investments during the period | (3,592) |
| Net gain on investments | 8,971 |
| Net increase in net assets resulting from operations | $8,957 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## SMALL CAP VALUE PORTFOLIO
*(In Thousands)* *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . . | $ (14) | $ 13 |
| Realized net gain on investments . . . . . . . . . . . . . | 12,563 | 24,167 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . | (3,592) | (17,502) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . | 8,957 | 6,678 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions. . . . . . . | (—) | (25,297) |
| | (—) | (25,297) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . | 8,444 | 46,972 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,401 | 28,353 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 159,984 | 131,631 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $177,385 | $159,984 |
| Undistributed net investment income (loss) . . . . . . | $ (2) | $ 12 |

(1) See "Financial Highlights" on page 229.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares. . . . . . . . . . . . . . . | 1,312 | 2,073 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 1,735 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . | (772) | (751) |
| Increase in outstanding capital shares . . . . . . . . . . . . . . | 540 | 3,057 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . | $ 20,304 | $ 34,181 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 25,297 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (11,860) | (12,506) |
| Increase in outstanding capital . . . . . . . . . . . . . . . . . . . . | $ 8,444 | $ 46,972 |

See Notes to Financial Statements.

# Financial Highlights

*For a Share of Capital Stock Outstanding Throughout Each Period:*        *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . | $14.5826 | $16.6329 | $15.2013 | $10.2000 | $12.7000 | $11.6000 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income (loss) . . . . . | (0.0012) | 0.0012 | (0.0569) | (0.0364) | 0.0000 | 0.0000 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 0.8291 | 0.6886 | 2.3402 | 5.0377 | (2.5000) | 1.8000 |
| Total from investment operations . . . . . . . . . | 0.8279 | 0.6898 | 2.2833 | 5.0013 | (2.5000) | 1.8000 |
| Less distributions from: | | | | | | |
| Net investment income . . . . . . . . . . | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.0000) | (0.6000) |
| Capital gains. . . . . . . . | (0.0000) | (2.7401) | (0.8517) | (0.0000) | (0.0000) | (0.1000) |
| Total distributions. . . . . . | (0.0000) | (2.7401) | (0.8517) | (0.0000) | (0.0000) | (0.7000) |
| Net asset value, end of period. . . . . . . | $15.4105 | $14.5826 | $16.6329 | $15.2013 | $10.2000 | $12.7000 |
| Total return . . . . . . . . . . . | 5.67% | 4.15% | 15.02% | 49.48% | –19.98% | 15.59% |
| Net assets, end of period (in millions) . . . . . . . . . | $177 | $160 | $132 | $96 | $55 | $41 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 1.18%[1] | 1.20% | 1.23% | 1.15% | 1.10% | 1.10% |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . . . . . | –0.02%[1] | 0.01% | –0.43% | –0.34% | –0.43% | –0.16% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | 1.18%[1][2] | 1.20%[2] | 1.23%[2] | 1.19% | 1.17% | 1.22% |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver . . . . . . | –0.02%[1][2] | 0.01%[2] | –0.43%[2] | –0.38% | –0.50% | –0.28% |
| Portfolio turnover rate. . . . | 77% | 166% | 32% | 51% | 39% | 23% |

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

## SHAREHOLDER SUMMARY OF VALUE PORTFOLIO

### Portfolio Highlights

On June 30, 2006, W&R Target Value Portfolio had net assets totaling $337,982,649 invested in a diversified portfolio of:

| | |
|---|---|
| 98.32% | Common Stocks |
| 1.46% | Cash and Cash Equivalents |
| 0.22% | Preferred Stock |

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2006, your Portfolio owned:



| | |
|---|---|
| Financial Services Stocks . . . . . . . . . . . . . | $34.93 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $14.89 |
| Technology Stocks . . . . . . . . . . . . . . . . . . | $ 9.78 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 7.20 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $ 6.31 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 5.20 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 4.94 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 4.37 |
| Consumer Nondurables Stocks . . . . . . . . | $ 3.49 |
| Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 2.89 |
| Consumer Services Stocks. . . . . . . . . . . . | $ 2.28 |
| Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.04 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 1.46 |
| Preferred Stock . . . . . . . . . . . . . . . . . . . . . | $ 0.22 |

# The Investments of Value Portfolio

June 30, 2006 *(Unaudited)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 1.00%** | | |
| Lockheed Martin Corporation ...................... | 47,000 | **$ 3,371,780** |
| | | |
| **Banks – 12.45%** | | |
| Bank of America Corporation ...................... | 331,400 | 15,940,340 |
| Citigroup Inc. (A) ................................ | 234,006 | 11,288,450 |
| National City Corporation ......................... | 170,900 | 6,184,871 |
| Wachovia Corporation ........................... | 87,600 | 4,737,408 |
| Wells Fargo & Company .......................... | 58,500 | 3,924,180 |
| | | **42,075,249** |
| **Beverages – 2.17%** | | |
| Diageo plc, ADR ................................ | 60,500 | 4,086,775 |
| Molson Coors Brewing Company, Class B (A) ........ | 48,100 | 3,265,028 |
| | | **7,351,803** |
| **Business Equipment and Services – 0.79%** | | |
| Waste Management, Inc. .......................... | 74,500 | **2,673,060** |
| | | |
| **Capital Equipment – 1.06%** | | |
| Illinois Tool Works Inc. .......................... | 75,200 | **3,572,000** |
| | | |
| **Chemicals – Petroleum and Inorganic – 0.99%** | | |
| du Pont (E.I.) de Nemours and Company ............ | 80,800 | **3,361,280** |
| | | |
| **Chemicals – Specialty – 0.73%** | | |
| Air Products and Chemicals, Inc. .................. | 38,600 | **2,467,312** |
| | | |
| **Communications Equipment – 1.19%** | | |
| Avaya Inc.* .................................... | 140,700 | 1,606,794 |
| Cisco Systems, Inc. (A)* ......................... | 123,800 | 2,417,195 |
| | | **4,023,989** |
| **Computers – Main and Mini – 4.62%** | | |
| Hewlett-Packard Company (A) ..................... | 392,900 | 12,447,072 |
| Xerox Corporation* .............................. | 229,100 | 3,186,781 |
| | | **15,633,853** |
| **Computers – Peripherals – 1.55%** | | |
| Adobe Systems Incorporated (A)* .................. | 89,400 | 2,719,101 |
| MICROS Systems, Inc.* .......................... | 57,800 | 2,523,837 |
| | | **5,242,938** |

See Notes to Schedule of Investments on page 235.

# The Investments of Value Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Defense – 1.42%** | | |
| General Dynamics Corporation .................... | 73,500 | $ 4,811,310 |
| | | |
| **Finance Companies – 4.54%** | | |
| Fannie Mae ..................................... | 119,400 | 5,743,140 |
| Freddie Mac .................................... | 112,600 | 6,419,326 |
| Nelnet, Inc., Class A* .......................... | 78,700 | 3,191,285 |
| | | 15,353,751 |
| **Food and Related – 1.32%** | | |
| General Mills, Inc. .............................. | 86,100 | 4,447,926 |
| | | |
| **Furniture and Furnishings – 0.91%** | | |
| Masco Corporation ............................. | 103,900 | 3,079,596 |
| | | |
| **Health Care – Drugs – 2.76%** | | |
| AmerisourceBergen Corporation ................... | 68,500 | 2,871,520 |
| Pfizer Inc. ..................................... | 275,000 | 6,454,250 |
| | | 9,325,770 |
| **Health Care – General – 2.31%** | | |
| Boston Scientific Corporation (A)* ................. | 160,900 | 2,709,556 |
| Da Vita Inc.* ................................... | 69,300 | 3,444,210 |
| Wyeth ......................................... | 36,900 | 1,638,729 |
| | | 7,792,495 |
| **Hospital Supply and Management – 1.24%** | | |
| Aetna Inc. ..................................... | 105,300 | 4,204,629 |
| | | |
| **Insurance – Life – 3.69%** | | |
| UnumProvident Corporation ...................... | 687,700 | 12,468,001 |
| | | |
| **Insurance – Property and Casualty – 5.37%** | | |
| American International Group, Inc. ................ | 60,500 | 3,572,525 |
| Assurant, Inc. .................................. | 116,200 | 5,624,080 |
| Everest Re Group, Ltd. (A) ...................... | 39,600 | 3,428,172 |
| St. Paul Companies, Inc. (The) ................... | 123,601 | 5,510,133 |
| | | 18,134,910 |
| **Leisure Time Industry – 1.24%** | | |
| Cendant Corporation ........................... | 256,300 | 4,175,127 |

See Notes to Schedule of Investments on page 235.

# The Investments of Value Portfolio

*June 30, 2006* *(Unaudited)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Metal Fabrication – 0.49%** | | |
| Loews Corporation, Carolina Group ............... | 32,000 | **$ 1,643,840** |
| | | |
| **Mining – 1.17%** | | |
| Falconbridge Limited ........................... | 75,100 | **3,969,035** |
| | | |
| **Motion Pictures – 1.04%** | | |
| News Corporation Limited, Class A ................ | 183,300 | **3,515,694** |
| | | |
| **Motor Vehicle Parts – 0.92%** | | |
| American Axle & Manufacturing Holdings, Inc. (A) ..... | 181,500 | **3,105,465** |
| | | |
| **Multiple Industry – 4.37%** | | |
| Altria Group, Inc. ................................ | 117,600 | 8,635,368 |
| Genworth Financial, Inc. ......................... | 122,300 | 4,260,932 |
| Mirant Corporation* ............................. | 70,400 | 1,886,720 |
| | | **14,783,020** |
| **Petroleum – International – 13.92%** | | |
| Anadarko Petroleum Corporation .................. | 91,600 | 4,368,404 |
| ChevronTexaco Corporation ..................... | 126,700 | 7,863,002 |
| ConocoPhillips ................................ | 162,200 | 10,628,966 |
| Devon Energy Corporation ....................... | 85,500 | 5,165,055 |
| Exxon Mobil Corporation ........................ | 310,104 | 19,024,880 |
| | | **47,050,307** |
| **Petroleum – Services – 0.97%** | | |
| BJ Services Company ........................... | 87,700 | **3,267,702** |
| | | |
| **Railroad – 2.04%** | | |
| Union Pacific Corporation ........................ | 74,100 | **6,888,336** |
| | | |
| **Real Estate Investment Trust – 1.03%** | | |
| Duke Realty Corporation ........................ | 98,600 | **3,465,790** |
| | | |
| **Restaurants – 1.77%** | | |
| McDonald's Corporation ......................... | 177,600 | **5,967,360** |
| | | |
| **Retail – General Merchandise – 3.17%** | | |
| Dollar General Corporation ...................... | 217,100 | 3,035,058 |
| Family Dollar Stores, Inc. ....................... | 136,500 | 3,334,695 |
| J. C. Penney Company, Inc. ...................... | 64,400 | 4,347,644 |
| | | **10,717,397** |

See Notes to Schedule of Investments on page 235.

# The Investments of Value Portfolio

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Security and Commodity Brokers – 8.88%** | | |
| Bear Stearns Companies Inc. (The) .................. | 32,400 | $ 4,538,592 |
| CIT Group Inc. ..................................... | 74,000 | 3,869,460 |
| Merrill Lynch & Co., Inc. .......................... | 88,400 | 6,149,104 |
| Morgan (J.P.) Chase & Co. ......................... | 283,188 | 11,893,896 |
| Morgan Stanley .................................... | 56,600 | 3,577,686 |
| | | **30,028,738** |
| **Utilities – Electric – 4.07%** | | |
| Energy East Corporation ........................... | 141,700 | 3,390,881 |
| Exelon Corporation ................................ | 58,700 | 3,335,921 |
| NRG Energy, Inc.* ................................. | 69,000 | 3,324,420 |
| PPL Corporation ................................... | 114,200 | 3,688,660 |
| | | **13,739,882** |
| **Utilities – Telephone – 3.13%** | | |
| AT&T Inc. ......................................... | 155,400 | 4,334,106 |
| Embarq Corporation* ............................... | 6,075 | 249,014 |
| Sprint Nextel Corporation .......................... | 121,500 | 2,428,785 |
| Verizon Communications Inc.* ...................... | 106,500 | 3,566,685 |
| | | **10,578,590** |
| **TOTAL COMMON STOCKS – 98.32%** | | **$332,287,935** |
| (Cost: $292,134,135) | | |

**PREFERRED STOCK – 0.22%**

**Finance Companies**

| | | |
|---|---|---|
| Federal National Mortgage Association, | | |
|     5.375% Convertible* ......................... | 8 | **$ 741,576** |
| (Cost: $800,000) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Beverages – 0.57%** | | |
| Anheuser-Busch Companies, Inc., | | |
|     5.2%, 7–3–06 .............................. | $1,927 | **1,926,443** |
| **Food and Related – 0.59%** | | |
| Sara Lee Corporation, | | |
|     5.29%, 7–10–06 ............................ | 2,000 | **1,997,355** |

See Notes to Schedule of Investments on page 235.

# The Investments of Value Portfolio

*(Unaudited)*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Retail – General Merchandise – 0.59%** | | |
| Target Corporation, | | |
| 5.15%, 7–3–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,002 | $  2,001,427 |
| **TOTAL SHORT-TERM SECURITIES – 1.75%** | | $  5,925,225 |
| (Cost: $5,925,225) | | |
| **TOTAL INVESTMENT SECURITIES – 100.29%** | | $338,954,736 |
| (Cost: $298,859,360) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.29%)** | | (972,087) |
| **NET ASSETS – 100.00%** | | $337,982,649 |

## Notes to Schedule of Investments

Certain acronyms are used within the body of the Portfolio's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts

*No income dividends were paid during the preceding 12 months.

(A) Security serves as cover for the following written options outstanding at June 30, 2006. (See Note 5 to financial statements):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Cisco Systems, Inc. | 494 | July/22.5 | $ 14,326 | $  2,470 |
| Hewlett-Packard Company | 490 | August/37.5 | 25,969 | 9,800 |
| | | | $ 40,295 | $ 12,270 |

| Underlying Security | Contracts Subject to Put | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Adobe Systems Incorporated | 418 | July/30 | $ 16,368 | $ 22,990 |
| American Axle & Manufacturing Holdings, Inc. | 1,081 | July/15 | 100,249 | 32,430 |
| Boston Scientific Corporation | 460 | August/17.5 | 28,979 | 57,500 |
| Citigroup Inc. | 445 | July/35 | 39,159 | 67,863 |
| Everest Re Group, Ltd. | 151 | July/90 | 31,256 | 53,605 |
| Molson Coors Brewing Company, Class B | 252 | July/65 | 19,348 | 7,560 |
| | | | $235,359 | $241,948 |

# Statement of Assets and Liabilities

## VALUE PORTFOLIO
*June 30, 2006*
*(In Thousands, Except for Per Share Amounts)*                    *(Unaudited)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $298,859) (Notes 1 and 3) . . . . . . . | $338,955 |
| Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Receivables: | |
|     Investment securities sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,243 |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 222 |
|     Portfolio shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
|     Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 340,427 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . | 1,834 |
| Payable to Portfolio shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 302 |
| Outstanding written options – at value | |
|     (premium received – $276) (Note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . | 254 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 |
|     Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,444 |
|         Total net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $337,983 |

**NET ASSETS**

| | | |
|---|---|---:|
| $0.001 par value capital stock: | | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 54 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 286,939 |
| Accumulated undistributed income: | | |
|     Accumulated undistributed net investment income . . . . . . . . . . . . . . . . . | | 1,678 |
|     Accumulated undistributed net realized gain on | | |
|         investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 9,195 |
|     Net unrealized appreciation in value of investments . . . . . . . . . . . . . . . . | | 40,117 |
|         Net assets applicable to outstanding units of capital . . . . . . . . . . . . . | | $337,983 |
| Net asset value, redemption and offering price per share . . . . . . . . . . . . . . . . . | | $ 6.2420 |
| Capital shares outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 54,147 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 120,000 |

See Notes to Financial Statements.

# Statement of Operations

## VALUE PORTFOLIO
*For the Six Months Ended June 30, 2006*
*(In Thousands)*                                                                                      *(Unaudited)*

**INVESTMENT INCOME**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $1) | $ 3,333 |
| Interest and amortization | 122 |
| Total income | 3,455 |

Expenses (Note 2):

| | |
|---|---:|
| Accounting services fee | 54 |
| Audit fees | 15 |
| Custodian fees | 12 |
| Investment management fee | 1,214 |
| Legal fees | 4 |
| Service fee | 434 |
| Shareholder servicing | 8 |
| Other | 29 |
| Total expenses | 1,770 |
| Net investment income | 1,685 |

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 9,112 |
| Realized net gain on written options | 482 |
| Realized net gain on investments | 9,594 |
| Unrealized depreciation in value of securities during the period | (1,158) |
| Unrealized appreciation in value of written options during the period | 6 |
| Unrealized depreciation in value of investments during the period | (1,152) |
| Net gain on investments | 8,442 |
| Net increase in net assets resulting from operations | $10,127 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**VALUE PORTFOLIO**

*(In Thousands)*                                                                *(Unaudited)*

| | For the six months ended June 30, 2006 | For the fiscal year ended December 31, 2005 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | $ 1,685 | $ 4,990 |
| Realized net gain on investments . . . . . . . . . . . . . | 9,594 | 23,961 |
| Unrealized depreciation. . . . . . . . . . . . . . . . . . . . . | (1,152) | (13,690) |
| Net increase in net assets resulting from operations. . . . . . . . . . . . . . . . . . . . . . | 10,127 | 15,261 |
| Dividends to shareholders from (Note 1E):[1] | | |
| Net investment income . . . . . . . . . . . . . . . . . . . . . . | (—) | (4,982) |
| Realized gains on investment transactions. . . . . . . | (—) | (18,254) |
| | (—) | (23,236) |
| Capital share transactions[2]. . . . . . . . . . . . . . . . . . . . | (25,199) | 20,678 |
| Total increase (decrease). . . . . . . . . . . . . . . . | (15,072) | 12,703 |
| **NET ASSETS** | | |
| Beginning of period. . . . . . . . . . . . . . . . . . . . . . . . . . | 353,055 | 340,352 |
| End of period. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $337,983 | $353,055 |
| Undistributed net investment income (loss) . . . . . . | $ 1,678 | $ (7) |

(1) See "Financial Highlights" on page 239.

| | | |
|---|---|---|
| (2) Shares issued from sale of shares . . . . . . . . . . . . . . . | 1,687 | 5,885 |
| Shares issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 3,828 |
| Shares redeemed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,703) | (6,247) |
| Increase (decrease) in outstanding capital shares . . . . . . | (4,016) | 3,466 |
| Value issued from sale of shares. . . . . . . . . . . . . . . . . . | $ 10,529 | $ 37,102 |
| Value issued from reinvestment of dividend and/or capital gains distribution . . . . . . . . . . . . . . . . . | — | 23,236 |
| Value redeemed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (35,728) | (39,660) |
| Increase (decrease) in outstanding capital . . . . . . . . . . . | (25,199) | $ 20,678 |

See Notes to Financial Statements.

# Financial Highlights

## VALUE PORTFOLIO

*For a Share of Capital Stock Outstanding Throughout Each Period:* *(Unaudited)*

| | For the six months ended 6-30-06 | For the fiscal year ended December 31, | | | | For the period from 5-1-01[1] through 12-31-01 |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period . . . . . . | $6.0701 | $6.2226 | $5.4790 | $4.4016 | $5.0815 | $5.0000 |
| Income (loss) from investment operations: | | | | | | |
| Net investment income . . . | 0.0311 | 0.0918 | 0.0619 | 0.0279 | 0.0348 | 0.0198 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | 0.1408 | 0.1831 | 0.7437 | 1.0774 | (0.6799) | 0.0815 |
| Total from investment operations . . . . . . . . . . . | 0.1719 | 0.2749 | 0.8056 | 1.1053 | (0.6451) | 0.1013 |
| Less distributions from: | | | | | | |
| Net investment income . . . | (0.0000) | (0.0916) | (0.0620) | (0.0279) | (0.0348) | (0.0198) |
| Capital gains. . . . . . . . . . | (0.0000) | (0.3358) | (0.0000) | (0.0000) | (0.0000) | (0.0000) |
| Total distributions. . . . . . . . | (0.0000) | (0.4274) | (0.0620) | (0.0279) | (0.0348) | (0.0198) |
| Net asset value, end of period. . . . . . . . . | $6.2420 | $6.0701 | $6.2226 | $5.4790 | $4.4016 | $5.0815 |
| Total return . . . . . . . . . . . . . . | 2.83% | 4.42% | 14.70% | 25.11% | −12.70% | 2.03% |
| Net assets, end of period (in millions) . . . . . . . . . . . . | $338 | $353 | $340 | $269 | $75 | $44 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . | 1.02%[2] | 1.02% | 1.03% | 1.02% | 1.04% | 0.84%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . | 0.97%[2] | 1.42% | 1.13% | 1.06% | 0.92% | 1.39%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . | 1.02%[2][3] | 1.02%[3] | 1.03%[3] | 1.02%[3] | 1.04%[3] | 1.07%[2] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . | 0.97%[2][3] | 1.42%[3] | 1.13%[3] | 1.06%[3] | 0.92%[3] | 1.16%[2] |
| Portfolio turnover rate. . . . . . . | 48% | 40% | 78% | 97% | 96% | 11% |

(1) Commencement of operations.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

# Notes to Financial Statements

*June 30, 2006*                                                               *(Unaudited)*

## NOTE 1 – Significant Accounting Policies

W&R Target Funds, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Capital stock is divided into the twenty-one classes that are designated the Asset Strategy Portfolio, the Balanced Portfolio, the Bond Portfolio, the Core Equity Portfolio, the Dividend Income Portfolio, the Energy Portfolio, the Global Natural Resources Portfolio, the Growth Portfolio, the High Income Portfolio, the International Growth Portfolio (formerly, International Portfolio), the International Value Portfolio (formerly, International II Portfolio), the Limited-Term Bond Portfolio, the Micro Cap Growth Portfolio, the Mid Cap Growth Portfolio, the Money Market Portfolio, the Mortgage Securities Portfolio, the Real Estate Securities Portfolio, the Science and Technology Portfolio, the Small Cap Growth Portfolio, the Small Cap Value Portfolio and the Value Portfolio. The assets belonging to each Portfolio are held separately by the custodian. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A. Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

**B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

**C. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**D. Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

**E. Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Portfolio on the business day following the record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

**F. Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

**G. Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the forward contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the Contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. A Portfolio uses Forward Contracts to attempt to reduce the overall risk of its investments or to enhance returns.

**H. Recently Issued Accounting Standard** – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and the impact on the Fund's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Portfolio at the following annual rates:

| Portfolio | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Asset Strategy Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Balanced Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Bond Portfolio | Up to $500 Million | 0.525% |
| | Over $500 Million up to $1 Billion | 0.500% |
| | Over $1 Billion up to $1.5 Billion | 0.450% |
| | Over $1.5 Billion | 0.400% |
| Core Equity Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Dividend Income Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| Energy Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Global Natural Resources Portfolio | Up to $500 Million | 1.000% |
| | Over $500 Million up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Growth Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |
| High Income Portfolio | Up to $500 Million | 0.625% |
| | Over $500 Million up to $1 Billion | 0.600% |
| | Over $1 Billion up to $1.5 Billion | 0.550% |
| | Over $1.5 Billion | 0.500% |

| Portfolio | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| International Growth Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| International Value Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Limited-Term Bond Portfolio | Up to $500 Million | 0.500% |
| | Over $500 Million up to $1 Billion | 0.450% |
| | Over $1 Billion up to $1.5 Billion | 0.400% |
| | Over $1.5 Billion | 0.350% |
| Micro Cap Growth Portfolio | Up to $1 Billion | 0.950% |
| | Over $1 Billion up to $2 Billion | 0.930% |
| | Over $2 Billion up to $3 Billion | 0.900% |
| | Over $3 Billion | 0.860% |
| Mid Cap Growth Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Money Market Portfolio | All Net Assets | 0.400% |
| Mortgage Securities Portfolio | Up to $500 Million | 0.500% |
| | Over $500 Million up to $1 Billion | 0.450% |
| | Over $1 Billion up to $1.5 Billion | 0.400% |
| | Over $1.5 Billion | 0.350% |
| Real Estate Securities Portfolio | Up to $1 Billion | 0.900% |
| | Over $1 Billion up to $2 Billion | 0.870% |
| | Over $2 Billion up to $3 Billion | 0.840% |
| | Over $3 Billion | 0.800% |
| Science and Technology Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Growth Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |
| Small Cap Value Portfolio | Up to $1 Billion | 0.850% |
| | Over $1 Billion up to $2 Billion | 0.830% |
| | Over $2 Billion up to $3 Billion | 0.800% |
| | Over $3 Billion | 0.760% |

| Portfolio | Net Asset Breakpoints | Annual Rate |
|---|---|---|
| Value Portfolio | Up to $1 Billion | 0.700% |
| | Over $1 Billion up to $2 Billion | 0.650% |
| | Over $2 Billion up to $3 Billion | 0.600% |
| | Over $3 Billion | 0.550% |

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio that is not sub-advised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver. During the six-month period ended June 30, 2006, WRIMCO voluntarily waived investment management fees as shown in the following table (in thousands):

Energy Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 4
Mid Cap Growth Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   81

Advantus Capital Management, Inc. serves as subadvisor to Mortgage Securities Portfolio and Real Estate Securities Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.30% and 0.55% of the respective Portfolio's average net assets.

Mackenzie Financial Corporation (MFC) serves as subadvisor to Global Natural Resources Portfolio pursuant to an agreement with WRIMCO and receives a fee that is shown in the following table:

| Net Asset Breakpoints | Annual Rate |
|---|---|
| Up to $500 Million . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.500% |
| Over $500 Million and up to $1 Billion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.425% |
| Over $1 Billion and up to $2 Billion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.415% |
| Over $2 Billion and up to $3 Billion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.400% |
| Over $3 Billion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.380% |

State Street Research & Management Company (SSRM) served as subadvisor to Small Cap Value Portfolio pursuant to an agreement with WRIMCO and received a fee that was equal to, on an annual basis, 0.50% of the Portfolio's average net assets. Effective January 31, 2005, the Portfolio's subadvisor changed from SSRM to BlackRock Financial Management, Inc. (BlackRock) as a result of BlackRock's acquisition of SSRM from MetLife, Inc. The shareholders approved BlackRock as the Portfolio's subadvisor at a shareholder meeting held on January 20, 2005. BlackRock receives a fee that is equal to, on an annual basis, 0.50% of the Portfolio's average net assets.

Templeton Investment Counsel, LLC serves as subadvisor to International Value Portfolio pursuant to an agreement with WRIMCO and receives a fee that is shown in the following table:

| Net Asset Breakpoints | Annual Rate |
|---|---|
| On the first $100 Million . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.50% |
| On the next $100 Million . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.35% |
| On the next $250 Million . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.30% |
| On all assets exceeding $450 Million. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.25% |

Wall Street Associates serves as subadvisor to Micro Cap Growth Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.50% of the Portfolio's average net assets.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of each Portfolio. For these services, each Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

**Accounting Services Fee**

| Average Net Asset Level (in millions) | Annual Fee Rate for Each Level |
|---|---|
| From $    0 to $    10 | $        0 |
| From $   10 to $   25 | $  11,500 |
| From $   25 to $   50 | $  23,100 |
| From $   50 to $  100 | $  35,500 |
| From $  100 to $  200 | $  48,400 |
| From $  200 to $  350 | $  63,200 |
| From $  350 to $  550 | $  82,500 |
| From $  550 to $  750 | $  96,300 |
| From $  750 to $1,000 | $121,600 |
| $1,000 and Over | $148,500 |

Each Portfolio also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

The Fund has adopted a Service Plan pursuant to Rule 12b–1 of the 1940 Act. Under the Plan, each Portfolio may pay a fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

The Fund paid Directors' regular compensation of $144,193, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

The Fund has a Transfer Agency Agreement with WRSCO. For shareholder servicing provided under the agreement, the Fund reimburses WRSCO for certain out-of-pocket costs.

## NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-months ended June 30, 2006 are summarized as follows:

| | Asset Strategy Portfolio | Balanced Portfolio | Bond Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations.............. | $ 236,985,234 | $ 83,096,844 | $ 33,938,961 |
| Purchases of U.S. government obligations............... | 1,535,041 | — | 29,068,579 |
| Purchases of short-term securities .............. | 1,269,588,686 | 1,221,449,506 | 372,310,016 |
| Purchases of bullion.......... | 19,606,813 | — | — |
| Purchases of options ......... | — | — | — |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.............. | 325,653,371 | 128,013,782 | 32,333,520 |
| Proceeds from maturities and sales of U.S. government obligations.............. | 1,426,217 | 1,615,871 | 31,105,631 |
| Proceeds from maturities and sales of short-term securities................ | 1,151,773,007 | 1,211,649,674 | 372,820,573 |
| Proceeds from bullion ........ | 5,436,454 | — | — |
| Proceeds from options ....... | 1,564 | — | — |

| | Core Equity Portfolio | Dividend Income Portfolio | Energy Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations.... | $ 241,843,499 | $ 12,545,309 | $ 4,072,671 |
| Purchases of U.S. government obligations.................. | — | — | — |
| Purchases of short-term securities .................. | 1,880,150,130 | 427,956,905 | 37,580,256 |
| Purchases of options ............ | 4,148,320 | — | — |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.... | 274,543,187 | 3,122,613 | 90,101 |
| Proceeds from maturities and sales of U.S. government obligations.................. | — | — | — |
| Proceeds from maturities and sales of short-term securities ... | 1,886,120,151 | 427,391,000 | 37,083,000 |
| Proceeds from options .......... | 4,837,568 | — | — |

| | Global Natural Resources Portfolio | Growth Portfolio | High Income Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations.... | $ 52,833,984 | $438,101,102 | $ 56,919,055 |
| Purchases of U.S. government obligations.................. | — | — | — |
| Purchases of short-term securities ................. | 389,248,701 | 887,298,119 | 475,333,389 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.... | 25,484,372 | 502,579,471 | 63,045,405 |
| Proceeds from maturities and sales of U.S. government obligations.................. | — | — | — |
| Proceeds from maturities and sales of short-term securities ... | 388,224,441 | 890,863,051 | 465,252,706 |

| | International Growth Portfolio | International Value Portfolio | Limited-Term Bond Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations.... | $100,079,084 | $ 79,856,959 | $ 4,754,572 |
| Purchases of U.S. government obligations.................. | — | — | 5,969,530 |
| Purchases of short-term securities ................. | 544,568,463 | 894,263,002 | 287,310,059 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.... | 104,483,660 | 80,193,725 | 9,144,230 |
| Proceeds from maturities and sales of U.S. government obligations.................. | — | — | 1,534,847 |
| Proceeds from maturities and sales of short-term securities ... | 536,484,000 | 895,860,340 | 289,031,601 |

| | Micro Cap Growth Portfolio | Mid Cap Growth Portfolio | Mortgage Securities Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations.... | $ 21,193,871 | $ 12,554,623 | $ 3,879,721 |
| Purchases of U.S. government obligations.................. | — | — | 19,262,942 |
| Purchases of short-term securities ................... | 274,731,034 | 238,420,935 | 231,853,246 |
| Purchases of options ............. | — | 44,843 | — |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.... | 17,495,545 | 1,473,497 | 2,690,866 |
| Proceeds from maturities and sales of U.S. government obligations.................. | — | — | 20,977,363 |
| Proceeds from maturities and sales of short-term securities ... | 274,007,000 | 237,324,000 | 230,215,000 |
| Proceeds from options ........... | — | 49,430 | — |

| | Real Estate Securities Portfolio | Science and Technology Portfolio | Small Cap Growth Portfolio |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations................ | $11,518,397 | $ 138,685,676 | $ 287,038,537 |
| Purchases of U.S. government obligations................ | — | — | — |
| Purchases of short-term securities ................ | 67,115,306 | 1,149,016,261 | 1,757,580,284 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.. | 5,682,722 | 146,531,293 | 318,890,729 |
| Proceeds from maturities and sales of U.S. government obligations................ | — | — | — |
| Proceeds from maturities and sales of short-term securities................. | 67,682,000 | 1,156,341,676 | 1,756,774,769 |

|  | Small Cap Value Portfolio | Value Portfolio |
|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government obligations . . . . . . | $137,438,766 | 164,254,817 |
| Purchases of U.S. government obligations . . . . . . . . . . | — | — |
| Purchases of short-term securities . . . . . . . . . . . . . . . . | 515,859,263 | 457,433,972 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations . . . . . . . . . . . . . . . . . . . | 130,884,262 | 181,093,653 |
| Proceeds from maturities and sales of U.S. government obligations . . . . . . . . . . . . . . . . . . | — | — |
| Proceeds from maturities and sales of short-term securities . . . . . . . . . . . . . . . . . . . . . . . . | 516,444,244 | 462,283,018 |

For Federal income tax purposes, cost of investments owned at June 30, 2006 and the related unrealized appreciation (depreciation) were as follows:

| | Cost | Appreciation | Depreciation | Aggregate Appreciation (Depreciation) |
|---|---|---|---|---|
| Asset Strategy Portfolio | $444,152,958 | $ 82,429,333 | $ 3,661,974 | $ 78,767,359 |
| Balanced Portfolio . . . . | 483,995,052 | 90,761,916 | 12,730,939 | 78,030,977 |
| Bond Portfolio. . . . . . . . | 208,353,685 | 1,448,119 | 6,570,801 | (5,122,682) |
| Core Equity Portfolio . . | 584,230,699 | 169,134,981 | 11,299,465 | 157,835,516 |
| Dividend Income Portfolio . . . . . . . . . . | 50,198,127 | 8,636,785 | 593,115 | 8,043,670 |
| Energy Portfolio . . . . . . | 4,486,217 | 56,445 | 140,425 | (83,980) |
| Global Natural Resources Portfolio. | 61,845,153 | 7,808,215 | 736,412 | 7,071,803 |
| Growth Portfolio . . . . . . | 986,407,834 | 230,818,712 | 12,148,884 | 218,669,828 |
| High Income Portfolio. . | 187,904,188 | 4,237,731 | 5,397,272 | (1,159,541) |
| International Growth Portfolio  . . . . . . . . . | 179,001,681 | 46,309,087 | 3,565,537 | 42,743,550 |
| International Value Portfolio . . . . . . . . . . | 389,795,113 | 119,452,606 | 10,278,894 | 109,173,712 |
| Limited-Term Bond Portfolio . . . . . . . . . . | 73,173,628 | 53,455 | 1,771,818 | (1,718,363) |
| Micro Cap Growth Portfolio . . . . . . . . . . | 50,274,569 | 13,175,913 | 5,458,666 | 7,717,247 |
| Mid Cap Growth Portfolio . . . . . . . . . . | 24,822,988 | 1,772,526 | 896,944 | 875,582 |
| Money Market Portfolio  . . . . . . . . | 58,942,623 | — | — | — |
| Mortgage Securities Portfolio . . . . . . . . . . | 30,957,117 | 4,163 | 815,270 | (811,107) |
| Real Estate Securities Portfolio . . . . . . . . . . | 33,380,705 | 8,048,495 | 312,789 | 7,735,706 |
| Science and Technology Portfolio | 285,557,866 | 81,849,961 | 17,054,824 | 64,795,137 |
| Small Cap Growth Portfolio . . . . . . . . . . | 504,630,698 | 110,946,743 | 24,104,102 | 86,842,641 |
| Small Cap Value Portfolio . . . . . . . . . . | 169,434,018 | 13,463,301 | 5,524,067 | 7,939,234 |
| Value Portfolio  . . . . . . . | 299,196,780 | 49,204,134 | 9,446,178 | 39,757,956 |

## NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2005 and the related Capital Loss Carryover and Post-October activity were as follows:

| | Asset Strategy Portfolio | Balanced Portfolio | Bond Portfolio |
|---|---|---|---|
| Net ordinary income | $14,321,483 | $ 7,219,427 | $ 9,357,354 |
| Distributed ordinary income | 14,908,717 | 7,229,038 | 9,385,634 |
| Undistributed ordinary income | 99,018 | — | 186 |
| Realized long-term capital gains | 15,334,382 | 794,570 | 1,034,993 |
| Distributed long-term capital gains | 15,443,997 | 149 | 996,721 |
| Undistributed long-term capital gains | — | 794,421 | 63,796 |
| Capital loss carryover | — | — | — |
| Post-October losses deferred | — | 293,113 | 63,784 |

| | Core Equity Portfolio | Dividend Income Portfolio | Global Natural Resources Portfolio |
|---|---|---|---|
| Net ordinary income | $ 2,339,945 | $ 451,572 | $ 239,835 |
| Distributed ordinary income | 2,367,479 | 451,585 | 153,535 |
| Undistributed ordinary income | 266 | — | 86,299 |
| Realized long-term capital gains | — | — | — |
| Distributed long-term capital gains | — | — | — |
| Undistributed long-term capital gains | — | — | — |
| Capital loss carryover | — | 73,283 | — |
| Post-October losses deferred | — | 81,188 | 41,013 |

| | Growth Portfolio | High Income Portfolio | International Growth Portfolio |
|---|---|---|---|
| Net ordinary income | $        — | $13,888,720 | $ 3,059,358 |
| Distributed ordinary income | 35,601 | 13,923,207 | 4,116,909 |
| Undistributed ordinary income | — | 58 | 34 |
| Realized long-term capital gains | — | — | — |
| Distributed long-term capital gains | — | — | — |
| Undistributed long-term capital gains | — | — | — |
| Capital loss carryover | — | — | — |
| Post-October losses deferred | — | — | — |

|  | International Value Portfolio | Limited-Term Bond Portfolio | Micro Cap Growth Portfolio |
| --- | ---: | ---: | ---: |
| Net ordinary income . . . . . . . . . . . . . . . | $ 9,216,247 | $ 2,422,670 | $ — |
| Distributed ordinary income . . . . . . . . | 11,551,066 | 2,424,127 | — |
| Undistributed ordinary income . . . . . . . | — | 61 | — |
| Realized long-term capital gains . . . . . | 34,089,487 | — | — |
| Distributed long-term capital gains . . . . | 34,860,192 | — | — |
| Undistributed long-term capital gains . . | — | — | — |
| Capital loss carryover . . . . . . . . . . . . . . | — | 118,406 | — |
| Post-October losses deferred . . . . . . . | — | 3,742 | — |

|  | Mid Cap Growth Portfolio | Money Market Portfolio | Mortgage Securities Portfolio |
| --- | ---: | ---: | ---: |
| Net ordinary income . . . . . . . . . . . . . . . | $ 24,103 | $ 1,255,200 | $ 1,089,650 |
| Distributed ordinary income . . . . . . . . | — | 1,254,064 | 1,089,650 |
| Undistributed ordinary income . . . . . . . | 24,103 | 4,048 | — |
| Realized long-term capital gains . . . . . | — | — | — |
| Distributed long-term capital gains . . . . | — | — | — |
| Undistributed long-term capital gains . . | — | — | — |
| Capital loss carryover . . . . . . . . . . . . . . | — | — | 95,073 |
| Post-October losses deferred . . . . . . . . | 12,963 | — | 70,082 |

|  | Real Estate Securities Portfolio | Science and Technology Portfolio | Small Cap Growth Portfolio |
| --- | ---: | ---: | ---: |
| Net ordinary income . . . . . . . . . . . . . . . | $ 952,086 | $ — | $ — |
| Distributed ordinary income . . . . . . . . | 965,160 | — | — |
| Undistributed ordinary income . . . . . . . | — | — | — |
| Realized long-term capital gains . . . . . | 310,357 | — | 25,086,374 |
| Distributed long-term capital gains . . . . | 213,615 | — | 24,477,117 |
| Undistributed long-term capital gains . . | 169,299 | — | 609,256 |
| Capital loss carryover . . . . . . . . . . . . . . | — | — | — |
| Post-October losses deferred . . . . . . . . | — | — | — |

|  | Small Cap Value Portfolio | Value Portfolio |
| --- | ---: | ---: |
| Net ordinary income . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,993,167 | $ 4,978,538 |
| Distributed ordinary income . . . . . . . . . . . . . . . . . . . . | 2,309,226 | 4,982,185 |
| Undistributed ordinary income . . . . . . . . . . . . . . . . . . | 190,915 | — |
| Realized long-term capital gains . . . . . . . . . . . . . . . . . | 21,798,246 | 15,655,758 |
| Distributed long-term capital gains . . . . . . . . . . . . . . . | 22,987,719 | 18,173,142 |
| Undistributed long-term capital gains . . . . . . . . . . . . . . | — | — |
| Capital loss carryover . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Post-October losses deferred . . . . . . . . . . . . . . . . . . . | 77,305 | — |

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital Loss Carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

| | Asset Strategy Portfolio | Balanced Portfolio | Bond Portfolio | Core Equity Portfolio |
|---|---|---|---|---|
| December 31, 2008 . . . . . | $ — | $25,507,361 | $ — | $ — |
| December 31, 2009 . . . . . | — | 20,192,432 | — | 1,618,654 |
| December 31, 2010 . . . . . | — | — | — | 81,231,463 |
| December 31, 2011 . . . . . | — | — | — | 4,609,684 |
| Total carryover . . . . . . . . . | $ — | $45,699,793 | $ — | $87,459,801 |

| | Dividend Income Portfolio | Global Natural Resources Portfolio | Growth Portfolio | High Income Portfolio |
|---|---|---|---|---|
| December 31, 2008 . . . . . | $ — | $ — | $ 67,885,659 | $ 9,209,777 |
| December 31, 2009 . . . . . | — | — | 29,515,634 | 9,637,801 |
| December 31, 2010 . . . . . | — | — | 80,673,744 | 13,911,720 |
| December 31, 2011 . . . . . | — | — | 5,393,125 | — |
| December 31, 2012 . . . . . | 12,421 | — | — | — |
| December 31, 2013 . . . . . | 73,283 | — | — | — |
| Total carryover . . . . . . . . . | $ 85,704 | $ — | $183,468,162 | $32,759,298 |

| | International Growth Portfolio | International Value Portfolio | Limited-Term Bond Portfolio | Micro Cap Growth Portfolio |
|---|---|---|---|---|
| December 31, 2009 . . . . . | $ 9,421,415 | $ — | $ — | $ 3,647,909 |
| December 31, 2010 . . . . . | 33,377,007 | — | 247,279 | 8,788,671 |
| December 31, 2011 . . . . . | 10,822,424 | — | — | — |
| December 31, 2012 . . . . . | — | — | 73,128 | — |
| December 31, 2013 . . . . . | — | — | 118,406 | — |
| Total carryover . . . . . . . . . | $53,620,846 | $ — | $ 438,813 | $12,436,580 |

| | Mid Cap Growth Portfolio | Mortgage Securities Portfolio | Real Estate Securities Portfolio | Science and Technology Portfolio |
|---|---|---|---|---|
| December 31, 2010 . . . . . | $ — | $ — | $ — | $ 446,949 |
| December 31, 2011 . . . . | — | — | — | 9,199,437 |
| December 31, 2013 . . . . . | — | 95,073 | — | — |
| Total carryover . . . . . . . . . | $ — | $ 95,073 | $ — | $ 9,646,386 |

| | Small Cap Growth Portfolio | Small Cap Value Portfolio | Value Portfolio |
|---|---|---|---|
| December 31, 2009 . . . . . . . . . . . . . . . . . | $28,024,273 | $ — | $ — |
| December 31, 2010 . . . . . . . . . . . . . . . . | 10,215,239 | — | — |
| Total carryover . . . . . . . . . . . . . . . . . . . . | $38,239,512 | $ — | $ — |

Advantus Core Equity Portfolio was merged into Target Core Equity Portfolio as of September 22, 2003. At the time of the merger, Advantus Core Equity Portfolio had capital loss carryovers available to offset future gains of the Target Core Equity Portfolio. These carryovers are limited to $987,765 for each period ending from December 31, 2006 through 2010 plus any unused limitations from prior years.

Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio were merged into Target Growth Portfolio as of September 22, 2003. At the time of the merger, Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio had capital loss carryovers available to offset future gains of the Target Growth Portfolio. These carryovers are limited to $10,461,247 and $7,747,159, respectively, for each period ending from December 31, 2006 through 2009 and $2,114,422 and $7,747,159, respectively, for the period ending December 31, 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Advantus Small Company Growth Portfolio was merged into Target Small Cap Growth Portfolio as of September 22, 2003. At the time of the merger, Advantus Small Company Growth Portfolio had capital loss carryovers available to offset future gains of the Target Small Cap Growth Portfolio. These carryovers are limited to $7,647,902 for each period ending from December 31, 2006 through 2010.

## NOTE 5 – Options

Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Portfolio has realized a gain or loss. For the Portfolio, when a written put option is exercised, the cost basis of the securities purchased by the Portfolio is reduced by the amount of the premium received.

For Mid Cap Growth Portfolio, transactions in written call options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at December 31, 2005 . . . . . . . . . . . . . . . . . . . | 40 | $ 2,360 |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 399 | 35,015 |
| Options terminated in closing purchase transactions . . . . . . . | (241) | (22,365) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (156) | (12,256) |
| Outstanding at June 30, 2006 . . . . . . . . . . . . . . . . . . . . . . . | 42 | $ 2,754 |

For Mid Cap Growth Portfolio, transactions in written put options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at December 31, 2005 . . . . . . . . . . . . . . . . . . . | — | $ — |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21 | 1,764 |
| Options terminated in closing purchase transactions . . . . . . . | (—) | (—) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (21) | (1,764) |
| Outstanding at June 30, 2006 . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |

For Value Portfolio, transactions in written call options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at December 31, 2005 . . . . . . . . . . . . . . . . . . . | 778 | $ 41,232 |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,494 | 324,945 |
| Options terminated in closing purchase transactions . . . . . . . | (307) | (11,506) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (831) | (44,353) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,150) | (270,023) |
| Outstanding at June 30, 2006 . . . . . . . . . . . . . . . . . . . . . . . | 984 | $ 40,295 |

For Value Portfolio, transactions in written put options were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at December 31, 2005 . . . . . . . . . . . . . . . . . . . | 1,488 | $ 48,358 |
| Options written . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,264 | 446,657 |
| Options terminated in closing purchase transactions . . . . . . . | (697) | (20,212) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (5,248) | (239,444) |
| Outstanding at June 30, 2006 . . . . . . . . . . . . . . . . . . . . . . . | 2,807 | $235,359 |

## NOTE 6 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Portfolio as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Portfolio uses futures to attempt to reduce the overall risk of its investments or to enhance returns.

## NOTE 7 – Swaps

Each Portfolio may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Portfolio may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Portfolio anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Portfolio may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Portfolio may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering in swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

## NOTE 8 – Other Tax Information

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. International Growth Portfolio and International Value Portfolio elected to pass through to their shareholders $332,988 and $1,274,715, respectively, of creditable foreign taxes paid on income derived from sources within any foreign country or possession of the United States in the amounts of $3,535,737 and $12,582,728, respectively.

## Note 9 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of W&R Target Funds, Inc. will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

# Proxy Voting Information

## Proxy Voting Guidelines

A description of the policies and procedures W&R Target Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

## Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

———————————————————

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

## THE W&R TARGET FUNDS FAMILY

**Global/International Funds**
- International Growth Portfolio
- International Value Portfolio

**Domestic Equity Funds**
- Core Equity Portfolio
- Dividend Income Portfolio
- Growth Portfolio
- Micro Cap Growth Portfolio
- Mid Cap Growth Portfolio
- Small Cap Growth Portfolio
- Small Cap Value Portfolio
- Value Portfolio

**Fixed Income Funds**
- Bond Portfolio
- High Income Portfolio
- Limited-Term Bond Portfolio
- Mortgage Securities Portfolio

**Money Market Funds**
- Money Market Portfolio

**Specialty Funds**
- Asset Strategy Portfolio
- Balanced Portfolio
- Energy Portfolio
- Global Natural Resources Portfolio
- Real Estate Securities Portfolio
- Science and Technology Portfolio

**FOR MORE INFORMATION:**

Contact your financial advisor, or your local office as listed on your Account Statement, or contact:

| | | |
|---|---|---|
| United Investors Life | | Securian Financial Services, Inc. |
| Variable Products Division | or | 400 Robert Street North |
| P.O. Box 156 | | St. Paul, MN 55101–2098 |
| Birmingham, AL 35201–0156 | | 1.888.237.1838 |
| 205.325.4300 | | or |
| or | | Call 1.888.WADDELL |
| Nationwide Financial, Inc. | | |
| P.O. Box 182449 | | |
| One Nationwide Plaza | | |
| Columbus, OH 43218–2449 | | |
| 1.888.867.5175 | | |

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of W&R Target Funds, Inc. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the W&R Target Funds, Inc. current prospectus as well as the variable product prospectus.

**W&R TARGET FUNDS**
*Waddell & Reed*

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

*Waddell & Reed, Inc.*

NUR1016SA (6-06)